As filed with the Securities and Exchange Commission on January 16, 2018

Registration No. 333-220514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Presidio Property Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

1282 Pacific Oaks Place

Escondido, CA 92029

(760) 471-8536

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Jack K. Heilbron Chief Executive Officer and President 1282 Pacific Oaks Place Escondido, CA 92029 (760) 471-8536	Kathryn K. Richman, Esq. General Counsel 1282 Pacific Oaks Place Escondido, CA 92029 (760) 471-8536

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Craig M. Garner, Esq. Kevin C. Reyes, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 Tel: (858) 523-5400 Fax: (858) 523-5450	Christina T. Roupas, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601 Tel: (312) 558-5600 Fax: (312) 558-5700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)(3)
Series C Common Stock, $0.01 par value per share	$69,000,000	$7,997.10

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid the registration fee in connection with the initial filing of the Registration Statement on September 18, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2018

PRELIMINARY PROSPECTUS

                Shares

Presidio Property Trust, Inc.

Series C Common Stock

Presidio Property Trust, Inc. is a Maryland corporation that invests primarily in office, industrial and model home properties in regionally dominant markets across the United States.

We are offering                 shares of our Series C Common Stock in this offering. We currently expect that the public offering price of our Series C Common Stock will be between $         and $         per share.

Currently, our common stock is not traded on a national securities exchange and this will be our first listed public offering. We have applied to have our Series C Common Stock listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SQFT.”

We are a self-managed and self-administered real estate investment trust (“REIT”) as defined under the Internal Revenue Code of 1986, as amended (the “Code”). Shares of our common stock are subject to limitations on ownership and transfer that are intended to assist us in qualifying as a REIT, among other purposes. Our charter generally prohibits any person or entity from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our capital stock. See the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer” included in this prospectus.

Investing in our Series C Common Stock involves risks. See “Risk Factors” beginning on page 18 of this prospectus to read about factors that you should consider before investing in our Series C Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering Price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 176 for additional information.

We have granted the underwriters an option to purchase up to                 additional shares of our Series C Common Stock at the initial public offering price less the underwriting discount for 30 days after the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares of Series C Common Stock to purchasers on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

Book-Running Manager

Janney Montgomery Scott

The date of this prospectus is                 , 2018.

i

We have not, and the underwriters and their affiliates and agents have not, authorized any person to provide any information or represent anything about us other than what is contained in this prospectus. None of the information on our website referred to in this prospectus is incorporated by reference herein. We do not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. We are not, and the underwriters and their affiliates and agents are not, making an offer to sell or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of the Series C Common Stock or possession or distribution of this prospectus in any such jurisdiction. Any person who comes into possession of this prospectus in jurisdictions outside the United States is required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus to that jurisdiction. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Series C Common Stock. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

We use market data and industry forecasts throughout this prospectus and, in particular, in the sections entitled “Market Overview” and “Business and Property.” Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations, competitive position, business opportunity and market size, growth and share, are based on information obtained from industry publications, government publications and third party forecasts. The forecasts and projections are based upon industry surveys and the preparers’ experience in the industry. There can be no assurance that any of the projections will be achieved. We believe that the surveys and market research performed by others are reliable, but we have not independently verified this information. Accordingly, the accuracy and completeness of the information are not guaranteed.

RECAPITALIZATION

As of             , 2018, there were                 shares of our Series A Common Stock outstanding. Our Series A Common Stock is not traded on a national securities exchange. Prior to the completion of this offering, we intend to effectuate a one-for-             reverse stock split of our then outstanding shares of Series A Common Stock. A reverse stock split is a corporate action that decreases the number of outstanding shares of the company, which in turn increases the price per share of the securities. A reverse stock split does not impact the market capitalization of a company nor the value of a stockholder’s equity interests in the company. For example, with a one-for-two reverse stock split, each stockholder will hold half the number of shares as prior to the reverse split, but the value of each share immediately after the split is doubled: one share now equals the original value of two shares before the reverse split. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the reverse stock split.

On October 6, 2017, our Board of Directors authorized a new class of common stock, the Series C Common Stock. We are offering our Series C Common Stock in this offering, and we have applied to list our Series C Common Stock on Nasdaq under the symbol SQFT. The shares of Series A Common Stock and Series C Common Stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, except that (a) following this offering, the shares of Series C Common Stock will be listed on Nasdaq and the shares of Series A Common Stock will not be listed on any national securities exchange and (b) at our next annual meeting of stockholders immediately following the completion of this offering, which is expected to be held no later than the second quarter of 2018, we intend to submit a proposal to amend our charter for consideration and vote by the holders of Series A Common Stock to provide that upon the acceptance for record of such charter amendment by the State Department of Assessments and Taxation of Maryland and each six month anniversary following such acceptance, 20% of the outstanding shares of Series A Common Stock will automatically convert into an equal number of shares of Series C Common Stock. We refer to this proposal as the “Series A Conversion Proposal.”

ii

Consequently, holders of Series A Common Stock will not obtain liquidity for their existing shares of Series A Common Stock directly through our listing on Nasdaq and this offering. Accordingly, assuming stockholder approval of the Series A Conversion Proposal is obtained, we expect that within 24 months following our next annual meeting of stockholders and the acceptance for record of such charter amendment by the State Department of Assessments and Taxation of Maryland, all then-outstanding shares of Series A Common Stock will have converted into shares of Series C Common Stock and will be traded on Nasdaq. The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal. Our Board of Directors believes that the sale and issuance of shares of Series C Common Stock in this offering followed by the submission of the Series A Conversion Proposal to our Series A common stockholders at our next annual meeting is essential to the potential success of this offering. The progressive conversion of all of our currently outstanding shares of Series A Common Stock into listed shares of Series C Common Stock under the Series A Conversion Proposal will introduce our currently outstanding shares of Series A Common Stock into the public market in stages, rather than all at once.

The terms of our Series A Common Stock and Series C Common Stock are described more fully under “Description of Capital Stock” in this prospectus.

In this prospectus, we refer to the reverse stock split consummated prior to this offering and the Series A Conversion Proposal collectively as the “Recapitalization.” The Recapitalization also will have the effect of reducing the total number of outstanding shares of our Series A Common Stock and increasing the number of shares of Series C Common Stock over time. In this prospectus, we refer to our Series A Common Stock and our Series C Common Stock collectively as our “common stock.”

iii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our Series C Common Stock. You should read carefully the more detailed information set forth in this prospectus, including the information under the heading “Risk Factors,” the historical financial statements, including the related notes, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us prior to investing in our Series C Common Stock. Except where the context suggests otherwise, the terms “our company,” “we,” “us” and “our” refer to Presidio Property Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries.

Unless otherwise indicated, the information contained in this prospectus assumes (i) the consummation of the Recapitalization, (ii) that the Series C Common Stock to be sold in the offering is sold at $         per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and (iii) that the underwriters do not exercise their option to purchase up to an additional            shares solely to cover overallotments, if any.

Our Company

We are a self-managed Maryland corporation originally formed in California in 1999 and reincorporated in Maryland in 2010. We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” Our current portfolio consists of approximately 1,691,000 square feet comprised of 15 office properties, two industrial properties and five retail properties, which we refer to collectively as our commercial portfolio. In addition, we also own interests, through our subsidiaries, in 139 model homes subject to triple-net leases with well-established residential home builders. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties, and have been actively managing the portfolio to transition out of retail properties. Our commercial properties are currently located in Southern California, Colorado, and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is highly diversified and consists of approximately 275 individual commercial tenants with an average remaining lease term of approximately 2.4 years as of September 30, 2017. As of September 30, 2017, no commercial tenant represented more than 5.0% of our annualized base rent, while our ten largest tenants represented approximately 24.8% of our annualized base rent. In addition, our commercial property tenant base has limited exposure to any single industry.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality office and industrial properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we can diversify by geography, builder size, and model home purchase price.

Our co-founder, Chairman, President and Chief Executive Officer is Jack Heilbron, a 38-year veteran in real estate investing, including eight years with Excel Realty Trust, Inc., previously an NYSE-listed retail REIT, and one of its predecessor companies, The Investors Realty Trust, prior to founding Presidio Property Trust, Inc. Together with our former Chief Financial Officer and Treasurer, Ken Elsberry, Mr. Heilbron founded both Presidio Property Trust, Inc. and Clover Income and Growth REIT, Inc., a private REIT focused on retail mixed-use properties. During Mr. Heilbron’s tenure at these three companies, Mr. Heilbron oversaw the investment of substantial real estate assets and saw Clover Income and Growth REIT liquidate at a substantial gain to investors. Our model home division is led by Larry Dubose, a pioneer in the industry who has over 30 years of experience acquiring, financing, managing, and operating model home sale-leasebacks with builders throughout the nation. Our senior management team also includes Gary Katz, Kathryn Richman, and Adam Sragovicz, each of whom has over 20 years of diverse experience in various aspects of real estate, including both commercial and residential, management, acquisitions, finance and dispositions. We believe this industry experience and depth of relationships provides us with a significant advantage in sourcing, evaluating, underwriting and servicing our investments.

Our Current Portfolio

Our current portfolio consists of 22 commercial properties located in Southern California, Colorado, and North Dakota, and 139 model home properties located throughout the United States, with the majority located in Florida and Texas. This geographical clustering has enabled us to reduce our operating costs and gain efficiencies through economies of scale by managing a number of properties with reduced overhead and staffing costs.

Commercial Portfolio

As of September 30, 2017, our commercial real estate portfolio consisted of the following properties:

($ in thousands) Property Location	Sq. Ft.	Date Acquired	Year Property Constructed	Purchase Price(1)	Occupancy	Percent Ownership	Mortgage On property	Estimated Renovation or Improvement Cost(2)
Office/ Industrial Properties:
Garden Gateway, Colorado Springs, CO	115,052	03/07	1982/2006	$15,126	64.8%	100.0%	$6,491	$39
Executive Office Park, Colorado Springs, CO	65,084	07/08	2000	10,126	91.8	100.0	4,171	7
Pacific Oaks Plaza, Escondido, CA(3)	16,037	09/08	2005	4,877	100.0	100.0	1,478	—
Morena Office Center, San Diego, CA(4)	26,865	01/09	1985	6,575	100.0	20.0	2,174	—
Genesis Plaza, San Diego, CA	57,807	08/10	1989	10,000	87.9	100.0	6,500	95
Dakota Center, Fargo, ND	119,434	05/11	1982	9,575	100.0	100.0	10,539	—
Port of San Diego Complex, National City, CA	146,700	12/11	1971/2008	14,500	100.0	100.0	9,646	—
The Presidio, Colorado Springs, CO	81,222	11/12	1985	7,275	79.0	100.0	6,000	80
Bismarck Office Building, Bismarck, ND	93,058	03/14	1976	5,350	78.9	100.0	4,083	619
Union Terrace, Lakewood, CO	84,145	08/14	1982	9,400	89.2	100.0	6,480	7
Centennial Technology Center, Colorado Springs, CO	110,405	12/14	1999	15,500	81.6	100.0	9,950	20
Arapahoe Service Center, Centennial CO	79,023	12/14	2000	11,850	100.0	100.0	8,398	12
West Fargo Industrial, West Fargo, ND	150,030	08/15	1998/2005	7,900	90.4	100.0	4,383	38
300 N.P., Fargo, ND	34,517	08/15	1922	3,850	98.4	100.0	2,389	—
Highland Court, Centennial, CO(5)	93,536	08/15	1984	13,050	93.9	80.8	6,729	289
One Park Centre, Westminster CO	69,174	08/15	1983	9,150	84.1	100.0	6,610	207
Shea Center II, Highlands Ranch, CO	121,301	12/15	2000	25,325	87.7	100.0	17,728	18

Total Office/Industrial	1,463,390			$179,429	88.7%		$113,749	$1,431

($ in thousands) Property Location	Sq., Ft.	Date Acquired	Year Property Constructed	Purchase Price(1)	Occupancy	Percent Ownership	Mortgage On property	Estimated Renovation or Improvement Cost(2)
Retail Properties:
World Plaza, San Bernardino, CA	55,098	09/07	1974	$7,650	88.9%	100.0%	$—	$—
Waterman Plaza, San Bernardino, CA	21,170	08/08	2008	7,164	100.0	100.0	3,872	—
Yucca Valley Retail Center, Yucca Valley CA	97,250	09/11, 05/12	1981	7,561	91.9	100.0	6,000	39
Union Town Center, Colorado Springs, CO	44,042	12/14	2003	11,212	94.1	100.0	8,440	20
Research Parkway, Colorado Springs, CO	10,700	08/15	2003	2,850	100.0	100.0	1,921	12

Total Retail	228,260			$36,437	91.5%		$20,233	$71

(1)	Prior to January 1, 2009, “Purchase Price” includes our acquisition related costs and expenses for the purchase of the property. After January 1, 2009, acquisition related costs and expenses were expensed when incurred.
(2)	Expected capital expenditures through December 31, 2017.
(3)	Approximately 11,239 square feet, or 70.2% of this property, is occupied by us and related parties as our corporate offices.
(4)	This property is owned by a joint venture for which we serve as the general partner and own a 20.07% equity interest.
(5)	This property is owned by two tenants-in-common, of which we own approximately 60% and 52%, respectively, for a collective ownership by us of approximately 80.8%.

Model Home Portfolio

Our model home division utilizes a newly-built single family model home as an investment vehicle. The model home division only purchases models that are leased back to the builders as tenants. These triple-net investments alleviate a significant amount of the risk normally associated with holding single family homes.

The following is a summary of our model home portfolio as of September 30, 2017:

Region	No. of Properties	Aggregate Square Feet	Approximate % of Aggregate Square Feet	Current Annual Base Rent	Approximate % of Aggregate Annual Rent	Purchase Price	Current Mortgage Balance
Southwest	78	237,074	59.3%	$2,138,808	54.7%	$26,495,269	$17,512,380
West	5	14,481	3.6	142,272	3.6	1,759,700	1,042,368
Southeast	41	105,321	26.4	1,136,064	29.0	14,089,105	9,378,865
Midwest	3	8,359	2.1	91,308	2.3	1,014,630	536,188
East	12	34,252	8.6	403,716	10.3	4,379,790	2,247,883

	139	399,487	100.0%	$3,912,168	100.0%	$47,738,494	$30,717,683

Our Investment Approach

Our Commercial Property Investment Approach

We acquire high-quality office and industrial properties in overlooked and/or underserved markets, where we believe we can create long-term stockholder value. Our potential commercial investments are extensively reviewed based on several characteristics, including:

•

Market Research. We invest in properties within regionally dominant markets that we believe to be overlooked. We extensively analyze potential markets for the key indicators that we feel will provide us higher risk adjusted returns. These indicators may include a net in-migration of highly educated workers, business friendly governmental policies, large university populations, extensive healthcare systems and available housing. We believe this extensive research will result in property acquisitions in markets with substantially higher demand for high quality commercial real estate.

•	Real Estate Enhancement. We typically acquire properties where we believe market demand is such that values can be significantly enhanced through repositioning strategies, such as upgrading common areas and tenant spaces, re-tenanting and leasing vacant space. We expect that these strategies will increase rent and occupancy while enhancing long-term value.

•	Portfolio Management. We believe our target markets have benefited from substantial economic growth, which provides us with opportunities to achieve long-term value and ultimately sell properties and recycle capital into properties offering a higher risk-adjusted return. Since 2015, we have been selectively selling retail properties and redeploying the capital into additional office and industrial properties. We have achieved substantial returns in the past from the operation, repositioning, and sale of properties. For example, we saw a 16.0% average annual cash on cash return for properties sold in 2017, which had an average holding period of approximately seven years. We seek to continue to actively manage our properties in the future to maximize the opportunity to recycle capital.

Our Model Home Property Investment Approach

Model homes are single-family dwellings constructed by builders for the purpose of showing the builder’s floor plans, optional features, and workmanship in the marketing of the development in which the home is located. Each model home is designed to be held through the end of a minimum lease term at which time the model home property is listed for sale at fair market value. We seek to purchase model homes that have a likelihood of appreciation within the expected three-year term of the lease. Our model home leaseback agreements are triple-net, requiring the homebuilder/tenant to pay all operating expenses. We seek model homes in a variety of locations, a variety of price ranges, and from a variety of builders and developers to diversify the risk from economic conditions that may adversely affect a particular development or location. During the nine months ended September 30, 2017, we sold 14 model homes for approximately $5.3 million and recognized a gain of approximately $350,000, and during the year ended December 31, 2016, we sold 21 model homes for approximately $6.4 million and recognized a gain of approximately $687,000.

Our Growth Strategy

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objectives are to invest in, own and manage a diverse multi-tenant portfolio of high-quality office and industrial properties in attractive regionally dominant markets, which we believe will drive high tenant retention and occupancy.

Our Commercial Property Growth Strategy

We intend to grow our commercial portfolio by acquiring high-quality properties in our target markets. In addition to our office and industrial properties, we may also selectively invest in other properties where we believe we can achieve high risk-adjusted returns for our stockholders. We also expect that our extensive broker and seller relationships will benefit our acquisition activities and help set us apart from competing buyers. In addition, we intend to actively manage our existing portfolio of commercial properties and continue to redeploy capital through the opportunistic sale of non-core assets (including retail properties) into additional office and industrial properties.

We typically purchase commercial properties at what we believe to be a discount to the replacement value of the property. We seek to enhance the value of these properties through active asset management where we believe we can increase occupancy and rent. We typically achieve this growth through value-added investments in these properties, such as common area renovations, enhancement of amenities, improved mechanical systems, and other value-enhancing investments. We generally will not invest in ground-up development as we believe our target markets’ rental rates are below those needed to justify new construction.

Our Model Home Growth Strategy

We intend to purchase model homes that are in the “move-up market” and in the first-time homebuyer market. The purchase of model homes will be from builders that have sufficient assets to fulfill their obligations under the lease and with model homes that offer a good opportunity for appreciation upon the sale of the model home. Sales proceeds from model homes will typically be reinvested and used to acquire new model homes.

Our Competitive Strengths

We believe that our management team’s extensive public REIT and general real estate experience distinguishes us from many other public and private real estate companies. Specifically, our competitive strengths include, among others:

•	Experienced Senior Management Team. Our senior management team has over 66 combined years of experience with public reporting companies, including real estate experience with a number of other publicly traded companies and institutional investors. Presidio Property Trust, Inc. is the third REIT to be founded by our executive management team, providing us with substantial public market experience in addition to core real estate experience. Additionally, led by our current senior management team, we have operated as a public reporting company since 2009.

•	Investment Focus. We believe that our focus on attractive regionally dominant markets provides higher risk-adjusted returns than other public REITs and institutional investors which are focused on gateway markets and major metropolitan areas, as our target markets provide less competition resulting in higher initial returns and greater opportunities to enhance value through institutional quality asset management.

•	Nimble Management Execution. Our principal focus is on acquiring commercial properties offering immediate yield, combined with identifiable value-creation opportunities. We operate in niche geographies, targeting acquisitions valued at between $10 million and $30 million in order to limit competition from larger, well capitalized buyers focused on core markets. We continue to identify and execute these types and sizes of transactions efficiently, which we believe provides us an advantage over other institutional investors, including larger REITs that focus on larger properties or portfolios in more competitively marketed investment transactions.

•	Extensive Broker and Seller Relationships. Our senior management team has developed extensive broker and seller relationships, which have been vital to our acquisition efforts to date. Of our eleven acquisitions since 2014, eight of these transactions were procured either off-market or through brokers with whom we have a historical relationship. We expect these relationships, as well as our proven ability to establish such relationships in new markets, to continue to fill our acquisition pipeline.

Our Market Opportunity

Office and Industrial Real Estate Overview

The U.S. economy has experienced consistent economic expansion and job growth since the 2008 recession. Gross Domestic Product (“GDP”) has increased at an annualized rate of 1.9% between 2009 and 2016. Total office employment in the United States has increased from 49.4 million office workers in September 2009, its post-recession low, to 54.2 million office workers in June 2017 according to the U.S. Bureau of Labor Statistics:

Quarterly Change in Total Office Employment

In addition to strong demand growth for office space, industrial properties have also experienced strong growth since 2008, driven in part by the rapid growth of e-commerce and the required logistics services. We believe that as a result of the relative lack of new construction and overall positive demand for industrial properties in many U.S. markets, vacancy rates will continue to fall until rent growth increases to a point where developers can justify undergoing more speculative projects. The following graph illustrates this on an historical basis.

U.S. Metro Office Supply and Demand

Our Target Markets—Commercial Properties

We seek to invest in commercial properties in regionally dominant markets that we believe will outperform other markets due to attractive growth dynamics driven in part by economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek regionally dominant markets that are typically not the primary focus of large institutional investors and other REITs. Our target markets feature the physical and intellectual infrastructure to attract and retain the human capital that drives a knowledge-based economy with less emphasis on production and greater focus on ideas and information. Our markets typically have strong public policy initiatives designed to enhance economic growth, such as low cost centers for business, transportation infrastructure, walkable urban centers, significant cultural attractions, quality of life services, connectivity, and technology. We seek markets that also have key components of human capital development and retention, such as research universities, healthcare centers, financial services industries, software development, and media companies.

Within our target markets, we expect to primarily focus on acquiring office and industrial properties with a purchase price between $10 million and $30 million in order to limit competition from both large and well capitalized buyers focused on core markets. We believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $10 million.

The growth in jobs since the recession has not been spread evenly across the country. Secondary and tertiary metropolitan areas have stable and growing segments of the economy, such as technology, and are creating jobs at a faster rate than the nation as a whole. As companies continue to look for ways to reduce costs in the wake of the recession, more jobs are shifting to areas with lower costs of living, doing business, and real estate. Our target markets include areas meeting these criteria.

We are currently considering commercial property acquisitions in the following target markets:

•	Colorado Springs, Colorado: Colorado Springs has an economy that is primarily driven by the five military installations in the area as well as other prominent industries, including aerospace, cybersecurity, IT and medical innovation. The city has seen an increase in net absorption since 2015 due to stronger tenant demand. The city is becoming the center of the burgeoning cybersecurity industry with the recent additions of the National Cybersecurity Center and the Air Force Academy’s Cyberworx Center. Currently, we own six properties in Colorado Springs: Garden Gateway Plaza, Executive Office Park, The Presidio, Union Town Center, Research Parkway, and Centennial Technology Center.

•	Columbus, Ohio: Columbus has enjoyed substantial gains in employment in the past five years, as approximately 150 companies have moved into the area. We believe these employers were likely drawn to the highly educated workforce supported with over 50 college and university campuses located in the area. Additionally, a young demographic—nearly 20% of residents fall in the range of ages 25-34—has driven the city’s technology sector, which is ranked in the top 20 in the United States by Cushman & Wakefield. The growth in technology sector employment has resulted in a high proportion of the workforce being enlisted in knowledge-based occupations.

•	Denver, Colorado: A young population has benefitted the Denver market, as millennials make up its largest age demographic. The city has a strong presence in the technology sector, ranking as the eighth best tech market. This technology presence is driven by a well-educated workforce, which ranks first in the United States by Cushman & Wakefield. Office-using employment is expected to increase while future rent growth ranks in the top 20 in the country by CBRE, a commercial real estate services firm. Currently, we own five properties in Denver: Union Terrace, Arapahoe Service Center, Highland Court, One Park Centre, and Shea Center II.

•	Kansas City, Missouri: The Kansas City market has seen a substantial increase in net absorption in 2017 while construction of new buildings has decreased. CBRE has ranked Kansas City eighth in the United States in office-using job growth.

•	Minneapolis, Minnesota: This market has experienced high net absorption rates coupled with decreasing vacancy rates since the end of the economic recession. Unemployment has fallen to 3.3%, well below the national average, and the job market is continuing to grow at an annual pace of 2.7%. The city has the eighth highest share of its workforce in knowledge occupations in the United States, according to Moody’s and the U.S. Census. Large employers in the city include General Mills, 3M and Target, causing us to believe that there will be a continued strong demand for office-using employment activities.

•	Salt Lake City, Utah: The Sale Lake City market has attracted high in-migration of educated workers with the city’s self-described “live-work-play” culture. Salt Lake City has seen strong job growth of 7.0% since June 2015 and maintains a low unemployment rate of just 3.4%. The metro area is a regional power in the technology space, ranking 24th in the country by Cushman & Wakefield, and in the top 15 for future office-using job growth in the United States by CBRE.

•	San Diego, California: The San Diego market is home to a young, educated population due, in part, to the area’s ability to attract millennials through higher education opportunities and big-city amenities. San Diego has a strong military presence, as the U.S. Navy and Marine Corps have seven military bases stationed in the metropolitan area. In terms of future real estate growth, the city’s vacancy rate is forecasted to be one of the ten lowest in the United States and rental growth ranks in the top 25 in the country by Cushman & Wakefield. Currently, we own four properties in San Diego: Pacific Oaks Plaza, Morena Office Center, Genesis Plaza, and Port of San Diego Complex.

In addition to the above target markets, we will also consider acquisitions in other cities possessing similar economic drivers.

Limited New Supply

Despite rising office employment in the United States, the construction of new office buildings has been relatively low since the 2008 recession by historical standards. While a limited number of projects have been completed in our target markets, we believe there has been limited speculative office development over the last several years because current rental rates do not generally support new development. We believe the combination of job growth and limited new construction is likely to decrease vacancy and increase rental rates in our target markets.

Lower Concentration of Institutional Competitors

We believe there is a relatively low level of participation of large institutional investors in our target markets because they have generally concentrated on gateway markets and major metropolitan areas. For example, as of September 30, 2017 public REITs owned no office or industrial properties in Fargo and only six properties in Colorado Springs and 30 properties in Salt Lake City. We believe that the relatively low level of participation by public REITs and other institutional investors in our target markets has caused acquisition prices to be lower and cap rates to be higher than in the gateway markets and other major metropolitan areas.

Our Pipeline

Our pipeline of properties as of the date of this prospectus represents approximately $235 million of aggregate value, consisting of nine portfolios containing an aggregate of 20 properties with approximately 2,179,000 square feet. The assets under active negotiations are comprised of approximately 45% office space and 55% industrial space.

The largest asset in our pipeline under consideration is a $75 million portfolio of industrial properties comprised of approximately 900,000 square feet in Minneapolis, MN. We believe the portfolio presents an attractive opportunity for the company due to the potential to increase returns by leasing vacancy and rolling rents to market, and further benefit from multiple exit strategies. If we are successful in completing this acquisition, we believe the large size of this portfolio would enable us to become a major landlord in this burgeoning region, which may result in lead generations for new tenants (particularly in the strong medical device industry) as well as future acquisition opportunities.

We are in varying stages of discussion and review, and have completed only preliminary due diligence with respect to the properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

Consistent with our investment strategy, our pipeline is sourced primarily off-market, preemptively prior to being marketed, or actively on the market, often by owners or brokers with whom we have successfully transacted in the past. We believe our successful track record of acquiring properties in several markets has developed a positive reputation for the company that provides us with attractive investment opportunities.

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the matters discussed below and in the “Risk Factors” section beginning on page 18 of this prospectus prior to deciding whether to invest in our Series C Common Stock. If any of the following risks occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In that case, the market price of our Series C Common Stock could decline and you may lose some or all of your investment.

Some of these risks include that:

•	there are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our property;

•	significant competition may decrease or prevent increases in our properties’ occupancy and rental rates and may reduce our investment opportunities;

•	a decrease in demand for office and industrial properties may have a material adverse effect on our financial condition and results of operations;

•	failure by any major tenant to make rental payments to us because of a deterioration of its financial condition, a termination of its lease, a non-renewal of its lease or otherwise, could seriously harm our results of operations;

•	challenging economic conditions facing us and our tenants may have a material adverse effect on our financial condition and results of operations;

•	potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance;

•	we may be unable to complete acquisitions and, even if acquisitions are completed, we may fail to successfully operate acquired properties;

•	acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market;

•	our failure to continue to qualify as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock;

•	if we lose or are unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could adversely affect our cash flow and ability to make cash distributions to our stockholders; and

•	there is currently no public market for our common stock and an active trading market for our common stock may not develop following this offering.

Our REIT Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. To continue to be taxed as a REIT, we must satisfy numerous organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders, as defined in the Code and calculated on an annual basis. As a REIT, we are generally not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. For more information, please see “U.S. Federal Income Tax Considerations.”

Distribution Policy

We plan to distribute at least 90% of our annual REIT taxable income to our stockholders in order to maintain our status as a REIT. We have paid dividends to our stockholders at least quarterly since the first quarter we commenced operations on April 1, 1999.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Our goal is to generate cash distributions out of our operating cash flow and proceeds from the sale of properties. During 2016, we declared dividends of $6.9 million and approximately $2.4 million of these dividends were reinvested under our distribution reinvestment plan, resulting in a net cash payout of approximately $4.5 million. For the first two quarters of 2017, we declared dividends of approximately $4.7 million and approximately 23.2% of these dividends were reinvested under our distribution reinvestment plan, resulting in a net cash payout of approximately $3.6 million. We suspended dividends for the third and fourth quarters of 2017 in light of this offering.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

We provide each of our stockholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. For the years ended December 31, 2016 and 2015, all distributions were non-taxable as they were considered a return of capital to the stockholders.

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan (the “Reinvestment Plan”) that allows stockholders to have dividends or other distributions otherwise distributable to them invested in additional shares of the class of common stock on which such dividends or other distributions are made. In connection with the completion of this offering, the Reinvestment Plan is expected to be amended to provide that the purchase price for shares of common stock under the Reinvestment Plan would be 95% of the 20-day average closing price of our Series C Common Stock on Nasdaq. No sales commission or dealer manager fee will be paid on shares sold through the Reinvestment Plan. We may amend, suspend or terminate the Reinvestment Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all participants at least 30 days prior to such record date. Upon the completion of this offering, a total of 3,000,000 shares of our common stock would be registered pursuant to the Reinvestment Plan. As of September 30, 2017, 1,834,147 shares of Series A Common Stock have been issued under the Reinvestment Plan for a total purchase price of approximately $17.4 million and no shares of our Series C Common Stock have been issued under the Reinvestment Plan.

Organizational Structure

The following chart shows our current ownership structure:

Corporate Information

We changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” on October 18, 2017. Our executive offices are located at 1282 Pacific Oaks Place, Escondido, California 92029. Our telephone number is (760) 471-8536. We maintain an internet website at www.presidiopt.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

The Offering

Series C Common Stock offered by us	shares (plus up to an additional shares of our Series C Common Stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option in full)

Series C Common Stock to be outstanding after this offering	shares of Series C Common Stock(1)

Series A Common Stock to be outstanding after this offering	shares of Series A Common Stock(2)

Total common stock to be outstanding after this offering	shares of common stock(1)(2)

Conversion rights	Subject to approval of the Series A Conversion Proposal, upon the acceptance for record of the charter amendment effecting the Series A Conversion Proposal by the State Department of Assessments and Taxation of Maryland and each six month anniversary thereafter, 20% of the outstanding shares of Series A Common Stock will automatically convert into an equal number of shares of Series C Common Stock, such that within 24 months of such acceptance, all then-outstanding shares of Series A Common Stock will have converted into shares of Series C Common Stock and will be traded on Nasdaq.

Dividend rights	Each share of our Series A Common Stock and our Series C Common Stock will share equally in any dividends authorized by our Board of Directors and declared by us.

Voting rights	Each share of our Series A Common Stock and our Series C Common Stock will entitle its holder to one vote per share.

Use of proceeds	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $ million ($ million if the underwriters exercise their over-allotment option in full) assuming an initial public offering price of $ per share (the midpoint of the initial public offering price set forth on the cover page of this prospectus). We intend to use the net proceeds of this offering as follows:

•	approximately $30.7 million to redeem the entire outstanding amount of our Series B Preferred Stock; and

•	the remainder for general corporate and working capital purposes, including to potentially acquire additional commercial properties.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 18 of this prospectus and other information included in this prospectus before investing in our common stock.

Proposed Nasdaq symbol	We have applied to list our Series C Common Stock on Nasdaq under the symbol SQFT.

(1)	Assumes the underwriters’ over-allotment option to purchase up to an additional shares of Series C Common Stock is not exercised.
(2)	Includes shares of restricted Series A Common Stock issued to our directors, executive officers and employees under our 1999 Flexible Incentive Plan. Does not include shares of Series C Common Stock that will be available for future issuance under our 2017 Incentive Award Plan as of the completion of this offering. See “Executive and Director Compensation—Equity Incentive Plan.”

Summary Historical Financial Data

The following financial data should be read in conjunction with the audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

The following table sets forth summary financial and operating data for Presidio Property Trust, Inc. for the prior two fiscal years and for each of the nine months ended September 30, 2017 and 2016. The historical balance sheet information as of December 31, 2016 and 2015 and the combined statements of operations information for the years ended December 31, 2016 and 2015 have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The unaudited historical balance sheet data information as of September 30, 2017 and the combined statements of operations for each of the nine months ended September 30, 2017 and 2016 have been derived from the unaudited historical financial statements included elsewhere in this prospectus. The unaudited historical balance sheet information as of September 30, 2016 has been derived from the unaudited historical financial statements not included elsewhere in this prospectus.

The information presented below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our audited and unaudited financial statements and related notes, which are included elsewhere in this prospectus.

Presidio Property Trust, Inc. Historical Financial Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016	2016	2015
Operating Data:
Revenues:
Rental income	$23,470,574	$23,602,360	$31,591,870	$23,590,011
Fee and other income	1,257,500	489,565	860,242	388,834

Total revenue	24,728,074	24,091,925	32,452,112	23,978,845

Costs and expenses:
Rental operating costs	8,067,236	7,635,145	10,135,345	8,515,151
General and administrative	3,893,847	3,659,013	5,065,579	4,672,783
Depreciation and amortization	7,346,640	7,723,372	10,256,185	7,784,917

Total costs and expenses	19,307,723	19,017,530	25,457,109	20,972,851

Other income (expense):
Interest expense-Series B preferred stock	(3,966,902)	(4,546,687)	(5,970,220)	(4,767,559)
Interest expense-mortgage notes	(5,851,865)	(5,641,296)	(7,561,117)	(6,007,101)
Interest and other income	25,612	78,224	85,723	150,008
Gain on sales of real estate	2,237,423	2,121,453	2,186,481	1,513,242
Impairment of real estate assets	—	(700,000)	(948,053)	—
Acquisition costs	(66,355)	(56,016)	(145,040)	(348,414)
Income tax expense	(154,189)	(232,598)	(213,860)	(172,691)

Total other expense, net	(7,709,921)	(8,920,904)	(12,566,086)	(9,632,515)

Loss from continuing operations	(2,355,925)	(3,902,525)	(5,571,083)	(6,626,521)
Discontinued operations	—	—
Gain on the sale of real estate	—	—	—	4,730,398
Loss from discontinued operations, net	—	—	—	(131,375)

Income from discontinued operations	—	—	—	4,599,023

Net loss	(2,355,925)	(3,902,525)	(5,571,083)	(2,027,498)
Less: Income attributable to noncontrolling interests	(415,009)	(102,890)	(241,402)	(1,791,194)

Net loss attributable to Presidio Property Trust, Inc. common stockholders	$(2,770,934)	$(4,005,415)	$(5,812,485)	$(3,818,692)

Balance Sheet Data (as of such date):
Real estate assets and lease intangibles, net	239,304,343	236,002,823	240,522,209	231,086,179
Total Assets	256,553,880	254,270,393	257,999,077	254,274,393
Mortgage notes payable, net	162,919,083	152,721,661	158,886,111	142,638,401
Total Liabilities	204,034,110	196,306,870	202,249,447	189,110,736
Total stockholders’ equity before noncontrolling interest	37,853,570	45,563,376	43,090,853	53,063,548
Noncontrolling interest	14,666,200	12,400,147	12,658,777	12,100,109
Total Equity	52,519,770	57,963,523	55,749,630	65,163,657
Total Liabilities and Equity	256,553,880	254,270,393	257,999,077	254,274,393
Other Data:

Net cash provided by operating activities	4,328,197	2,465,576	3,722,082	3,768,982

Net cash used in investing activities	(3,495,388)	(8,645,972)	(16,492,392)	(36,264,225)

Net cash (used in)/provided by financing activities	(512,425)	4,256,973	9,260,034	33,485,664

FFO(1)	2,753,292	2,399,394	3,446,674	(320,575)

MFFO(1)	3,573,068	3,058,296	4,314,633	1,619,649

(1)	Funds From Operations (“FFO”) and Modified Funds From Operations (“MFFO”) are non-GAAP measures. We define FFO as net income (loss) in accordance with GAAP, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets), plus impairment write downs of depreciable real estate excluding gains and losses from sales of depreciable operating property and extraordinary items and the adjustments of such items related to noncontrolling interests, as defined by GAAP. We calculate MFFO by making further adjustments to FFO; we exclude acquisition related expenses, amortization of above-market and below-market leases, deferred rent receivables and amortization of financing costs and stock compensation expenses. For a reconciliation of FFO and MFFO to Net loss attributable to Presidio Property Trust, Inc. common stockholders and a statement disclosing the reasons why our management believes that presentation of these ratios provides useful information to investors and, to the extent material, any additional purposes for which our management uses these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Supplemental Financial Measures.”

RISK FACTORS

Investing in our Series C Common Stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Any of the following circumstances could have a material adverse impact on our business, financial condition, liquidity, results of operations or business prospects, which could cause you to lose some or all of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to our Business, Properties and Operations

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•	changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•	fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all, and negatively impact the value of properties and the ability of prospective buyers to obtain financing for properties we intend to sell;

•	the inability of tenants to pay rent;

•	the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	oversupply of commercial space or a reduction in demand for real estate in the markets in which our properties are located;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, wind and hail damage and floods, which may result in uninsured and underinsured losses.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Conditions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on our operations.

The financial markets could tighten with respect to secured real estate financing. Lenders with whom we typically deal may increase their credit spreads resulting in an increase in borrowing costs. Higher costs of mortgage financing may result in lower yields from our real estate investments, which may reduce our cash flow available for distribution to our stockholders. Reduced cash flow could also diminish our ability to purchase additional properties and thus decrease our diversification of real estate ownership.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the value of our real estate investments.

Disruptions in the financial markets could adversely affect the value of our real estate investments. Such conditions could impact commercial real estate fundamentals and result in lower occupancy, lower rental rates, and declining values in our real estate portfolio and in the collateral securing our loan investments. As a result, the value of our property investments could decrease below the amounts paid for such investments, the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans, and revenues from our properties could decrease due to fewer tenants or lower rental rates. These factors would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders.

A decrease in real estate values could negatively affect our ability to refinance our properties and our existing mortgage obligations.

A decrease in real estate values would decrease the principal amount of secured loans we can obtain on a specific property and our ability to refinance our existing mortgage loans. In some circumstances, a decrease in the value of an existing property which secures a mortgage loan may require us to prepay or post additional security for that mortgage loan. This would occur where the lender’s initial appraised value of the property decreases below the value required to maintain a loan-to-value ratio specified in the mortgage loan agreement. Thus, any sustained period of depressions in real estate prices would likely adversely affect our ability to finance our real estate investments.

We may be adversely affected by unfavorable economic changes in the geographic areas where our properties are located.

Adverse economic conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of the properties underlying our investments. The deterioration of any of these local conditions could hinder our ability to profitably operate a property and adversely affect the price and terms of a sale or other disposition of the property.

Competition for properties could negatively impact our profitability.

In acquiring real properties, we experience substantial competition from other investors, including other REITs and real estate investment programs. Many of these competitors are larger than we are and have access to greater financial resources. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. Because of this competition, we may be limited in our ability to take advantage of attractive investment opportunities that are consistent with our objectives. Our inability to acquire the most desirable properties on favorable terms could adversely affect our financial condition, our operations and our ability to pay dividends.

Our inability to sell a property at the time and on the terms we desire could limit our ability to realize a gain on our investments and pay distributions to our stockholders.

Generally, we seek to sell, exchange or otherwise dispose of our properties when we determine such action to be in our best interests. Many factors beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates, supply and demand, and tax considerations. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Therefore, our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders.

Lease default or termination by one of our major tenants could adversely impact our operations and our ability to pay dividends.

The success of our real estate investments depend on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments could cause us to lose the revenue associated with such lease and seek an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a significant tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Additionally, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

A property that incurs a vacancy could be difficult to sell or re-lease and could have a material adverse effect on our operations.

We expect our properties to periodically incur vacancies by reason of lease expirations, terminations, or tenant defaults. If a tenant vacates a property, we may be unable to re-lease the property without incurring additional expenditures, or at all. If the vacancy continues for a long period of time, if the rental rates upon such re-lease are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders. In addition, because a property’s market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns.

We may incur substantial costs in improving our properties.

In order to re-lease a property, substantial renovations or remodeling could be required. For instance, we expect that some of our properties will be designed for use by a particular tenant or business. Upon default or termination of the lease by such a tenant, the property might not be marketable without substantial capital improvements. The cost of construction in connection with any renovations and the time it takes to complete such renovations may be affected by factors beyond our control, including material and labor shortages, subcontractor defaults and delays, weather conditions, and changes in federal, state and local laws. If we experience cost overruns resulting from delays or other causes in any construction project, we may have to seek additional debt financing. Further, delays in construction will cause a delay in our receipt of revenues from that property and could adversely affect our ability to meet our debt service obligations.

Uninsured losses may adversely affect returns to our stockholders.

Our policy is to obtain insurance coverage for each of our properties covering loss from liability, fire, and casualty in the amounts and under the terms we deem sufficient to insure our losses. Under tenant leases on our commercial and retail properties, we require our tenants to obtain insurance to cover casualty losses and general liability in amounts and under terms customarily obtained for similar properties in the area. However, in certain areas, insurance to cover some losses, generally losses of a catastrophic nature such as earthquakes, floods, wind, hail, terrorism and wars, is either unavailable or cannot be obtained at a reasonable cost. Consequently, we may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, we could lose some or all of our investment in the property. In addition, other than any working capital reserve or other reserves we may establish, we likely would have no source of funding to repair or reconstruct any uninsured property.

Because we are not required to maintain specific levels of cash reserves, we may have difficulty in the event of increased or unanticipated expenses.

We do not currently have, nor do we anticipate that we will establish in the future, a permanent reserve for maintenance and repairs, lease commissions, or tenant improvements of real estate properties. To the extent that existing expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds through borrowing or the sale of property. There can be no guarantee that such additional funds will be available on favorable terms, or at all.

We may have to extend credit to buyers of our properties and a default by such buyers could have a material adverse effect on our operations and our ability to pay dividends.

In order to sell a property, we may lend the buyer all or a portion of the purchase price. When we provide financing to a purchaser, we bear the risk that the purchaser may default or that we may not receive full payment for the property sold. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

We may acquire properties in joint ventures, partnerships or through limited liability companies, which could limit our ability to control or liquidate such holdings.

We may hold our investments indirectly with others as co-owners (a co-tenancy interest) or indirectly through an intermediary entity such as a joint venture, partnership or limited liability company. Also, we may on occasion purchase an interest in a long-term leasehold estate or we may enter into a sale-leaseback financing transaction (see risk factor titled “In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends.”). Such ownership structures allow us to hold a more valuable property with a smaller investment, but also reduce our ability to control such properties. In addition, if our co-owner in such arrangements experiences financial difficulties or is otherwise unable or unwilling to fulfill its obligations, we may be forced to find a new partner on less favorable terms or lose our interest in such property if no partner can be found.

As a general partner in DownREIT partnerships, we could be responsible for all liabilities of such partnership.

We own two of our properties indirectly through limited partnerships under a DownREIT structure. In a DownREIT structure, as well as some joint ventures or other investments we may make, we will employ a limited partnership as the holder of our real estate investment. We currently own a portion of the interest in such investment as a general partner and in the future will likely acquire all or a greater portion of this interest as a general partner. As a general partner, we would be potentially liable for all of the liabilities of the partnership, even if we do not have rights of management or control over its operation. Therefore, our liability could far exceed the amount or value of investment we initially made, or then had, in the partnership.

Our ability to operate a property may be limited by contract, which could prevent us from obtaining the maximum value from such properties.

Some of our properties will likely be contiguous to other parcels of real property, for example, comprising part of the same shopping center development. In some cases, there could exist significant covenants, conditions and restrictions, known as CC&Rs, relating to such property and any improvements or easements related to that property. The CC&Rs would restrict our operation of that property which could adversely affect our operating costs and reduce the amount of funds that we have available to pay dividends.

We may acquire properties “as is,” which increases the risk that we will have to remedy defects or costs without recourse to the prior owner.

We may acquire real estate properties “as is,” with only limited representations and warranties from the property seller regarding matters affecting the condition, use and ownership of the property. If defects in the property or other matters adversely affecting the property are discovered, we may not be able to pursue a claim for any or all damage against the seller. Therefore we could lose some or all of our invested capital in the property as well as rental income. Such a situation could negatively affect our results of operations.

In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends.

In our model homes business we frequently lease model home properties back to the seller for a certain period of time. If the seller/lessee subleases space to its tenants, the seller/lessee’s ability to meet any mortgage payments and its rental obligations to us may be subject to its subtenants’ ability to pay their rent on a timely basis. A default by the seller/lessee or other premature termination of its leaseback agreement with us and our subsequent inability to release the property could cause us to suffer losses and adversely affect our financial condition and ability to pay dividends.

A significant percentage of our properties are concentrated in a small number of states, which exposes our business to the effects of certain regional events and occurrences.

Our commercial properties are currently located in Southern California, Colorado and North Dakota, and although our model home portfolio consists of properties currently located in eleven states, a significant concentration of our model home properties are located in three states. Specifically, as of September 30, 2017, approximately 86% of our model homes were located in Texas, Florida and Pennsylvania with approximately 55% located in Texas. This concentration of properties in a limited number of markets may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns and potentially higher local property, sales and income taxes in the geographic markets in which we are concentrated. In addition, our properties are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornadoes, which may cause damage, such as flooding, to our properties. Additionally, we cannot assure you that the amount of hurricane, windstorm, earthquake, flood or other casualty insurance we maintain would entirely cover damages caused by any such event, or in the case of our model homes portfolio, that the insurance maintained by our tenants would entirely cover damages caused by any such event.

As a result of our geographic concentration of properties, we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions and extreme weather than other areas in the United States.

We may be required under applicable accounting procedures and standards to make impairment charges against one or more of our properties.

Under current accounting standards, requirements, and procedures, we are required to periodically evaluate our real estate investments for impairment based on a number of indicators. Impairment indicators include real estate markets, leasing rates, occupancy levels, mortgage loan status, and other factors which directly or indirectly affect the value of a particular property. For example, a tenant’s default under a lease, the upcoming termination of a long-term lease, the pending maturity of a mortgage loan secured by a property, and the unavailability of replacement financing are all impairment indicators. The presence of any of these indicators may require us to make a material impairment charge against the property so affected. If we determine an impairment has occurred, we are required to make an adjustment to the net carrying value of the property which could have a material adverse effect on our results of operations and financial condition for the period in which the impairment charge is recorded.

Discovery of toxic mold on our properties may adversely affect our results of operation.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; when excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture problem remains undiscovered or unaddressed. We attempt to acquire properties where there is no toxic mold or where there has not been any proceeding or litigation with respect to the presence of toxic mold. However, we cannot provide assurances that toxic mold will not exist on any of our properties at acquisition or will not subsequently develop. The presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability from our tenants, employees of our tenants, and others if property damage or health concerns arise.

Our long-term growth may depend on obtaining additional equity capital.

In the past we relied on cash from the sale of our equity securities to fund the implementation of our business plan, including property acquisitions, building our staff and internal management and administrative capabilities. We terminated our Series A Common Stock private placement on December 31, 2011 and closed on a preferred stock financing in August 2014. Our continued ability to fund real estate investments, our operations, and payment of regular dividends to our stockholders will likely be dependent upon our obtaining additional capital through the additional sales of our equity and/or debt securities. Without additional capital, we may not be able to grow our asset base to a size that is sufficient to support our planned growth, current operations, or to pay dividends to our stockholders at current rates or at the levels required to maintain our REIT status (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.”). There is no assurance as to when and under what terms we could successfully obtain additional funding through the sale of our equity and/or debt securities. Our access to additional equity or debt capital depends on a number of factors, including general market conditions, the market’s perception of our growth potential, our expected future earnings, and our debt levels.

We currently are wholly dependent on internal cash from our operations and financing to fund future property acquisitions, meet our operational costs and pay distributions to our stockholders.

To the extent the cash we receive from our real estate investments, preferred stock financing, and debt financing of unencumbered properties is not sufficient to pay our costs of operations, our acquisition of additional properties, or our payment of dividends to our stockholders, we would be required to seek capital through additional measures. In addition, our debt requires that we generate significant cash flow to satisfy the payment and other obligations under the terms of our debt. We may incur additional debt or issue additional preferred and common stock for various purposes, including, without limitation, to fund future acquisition and development activities and operational needs. Other measures of seeking capital could include decreasing our operational costs through reductions in personnel or facilities, reducing or suspending our acquisition of real estate, and reducing or suspending dividends to our stockholders.

Reducing or suspending our property acquisition program would prevent us from fully implementing our business plan and reaching our investment objectives. Reducing or suspending the payment of dividends to our stockholders would decrease our stockholders’ return on their investment and possibly prevent us from satisfying the minimum distribution or other requirements of the REIT provisions (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution requirement or for working capital purposes.”). Any of these measures would likely have a substantial adverse effect on our financial condition, the value of our common stock, and our ability to raise additional capital.

There can be no assurance that dividends will be paid or increase over time.

There are many factors that can affect the availability and timing of cash dividends to our stockholders. Dividends will be based principally on cash available from our real estate investments. The amount of cash available for dividends will be affected by many factors, such as our ability to acquire profitable real estate investments and successfully manage our real estate properties and our operating expenses. We can provide no assurance that we will be able to pay or maintain dividends or that dividends will increase over time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or continue to pay dividends.

Our ability to achieve our investment objectives and to pay regular dividends is dependent upon our acquisition of suitable property investments and obtaining satisfactory financing arrangements. We cannot be sure that our management will be successful in finding suitable properties on financially attractive terms. If our management is unable to find such investments, we will hold the proceeds available for investment in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. Holding such short-term investments will prevent us from making the long-term investments necessary to generate operating income to pay dividends. As a result, we will need to raise additional capital to continue to pay dividends at the current level until such time as suitable property investments become available (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.”). In the event that we are unable to do so, our ability to pay dividends to our stockholders will be adversely affected.

We depend on key personnel, and the loss of such persons could impair our ability to achieve our business objectives.

Our success substantially depends upon the continued contributions of certain key personnel in evaluating and consummating our investments, selecting tenants and determining financing arrangements. Our key personnel include Jack K. Heilbron and Larry G. Dubose, each of whom would be difficult to replace. If either of these individuals or any of the other members of our management team were to cease their association with us, the implementation of our investment strategies could be delayed or hindered, and our operating results could suffer.

We also believe that our future success depends, in large part, upon our ability to hire and retain skilled and experienced managerial, operational and marketing personnel. Competition for skilled and experienced professionals is intense, and we cannot assure our stockholders that we will be successful in attracting and retaining such persons.

We may change our investment and business policies without stockholder consent, and such changes could increase our exposure to operational risks.

Our Board of Directors may change our investment and business policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders. Although our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our company and stockholders, a change in such policies could result in our making investments different from, and possibly riskier than, investments made in the past. A change in our investment policies may, among other things, increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially affect our ability to achieve our investment objectives.

If we failed to comply with applicable exemption requirements in connection with our private placement offerings, we may be liable for damages to certain of our stockholders.

Prior to 2011, we conducted multiple private placement offerings in reliance upon the private placement exemptions from registration under Section 4(a)(2) and Rule 506 of Regulation D under the Securities Act of 1933, amended (the “Securities Act”), and various exemptions from registration under applicable state securities laws. Many requirements and conditions of these exemptions are subject to factual circumstances and subjective interpretation. There is no assurance that the Securities and Exchange Commission (“SEC”), any state securities law administrator, or a trier of fact in a court or arbitration proceeding would not determine that we failed to meet one or more of these requirements. In the event that we are found to have sold our securities without an applicable exemption from registration, we could be liable to the purchasers of our securities in that offering for rescission and possibly monetary damages. If a number of investors were successful in seeking one or more of these remedies, we could face severe financial demands that would adversely affect our business and financial condition.

Further, under applicable laws and regulations, our multiple offerings could be combined (or integrated) and treated as a single offering for federal and state securities law purposes. While we have structured each of our offerings individually so that if they are combined they would meet exemption requirements, the law related to integrated offerings remains somewhat unclear and has not been fully defined by the SEC or the courts. Thus, there is uncertainty as to our burden of proving that we have correctly relied on one or more of these private placement exemptions.

If we are deemed to be an investment company under the Investment Company Act, our stockholders’ investment return may be reduced.

We are not registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), based on exceptions we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our Board of Directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

•

“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

•	“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

By resolution, our Board of Directors has exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person). We cannot assure you that our Board of Directors will not amend or repeal this resolution in the future. In addition, pursuant to a provision in our bylaws we have opted out of the control share provisions of the MGCL.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price.

Our Board of Directors may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.

Our charter permits our Board of Directors, without any action by our stockholders, to authorize the issuance of stock in one or more classes or series. Our Board of Directors may also classify or reclassify any unissued preferred stock and set or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our Board of Directors could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares over the then current market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to, or witness in, a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our or your best interests.

Our management faces certain conflicts of interest with respect to their other positions and/or interests outside of our company, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

We rely on our management, including Mr. Heilbron, for implementation of our investment policies and our day-to-day operations. Although the majority of his business time is spent working for the company, Mr. Heilbron engages in other investment and business activities in which we have no economic interest. His responsibilities to these other entities could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy. For instance, he may have conflicts of interest in making investment decisions regarding properties for us as opposed to other entities with similar investment objectives or in determining when to sell properties. Additionally, he may face conflicts of interest in allocating his time among us and his other real estate investment programs or business ventures and in meeting his obligations to us and those other entities. His determinations in these situations may be more favorable to other entities than to us.

Possible future transactions with our management or their affiliates could create a conflict of interest, which could result in actions that are not in the long-term best interest of our stockholders.

Under prescribed circumstances, we may enter into transactions with affiliates of our management, including the borrowing and lending of funds, the purchase and sale of properties and joint investments. Currently, our policy is not to enter into any transaction involving sales or purchases of properties or joint investments with management or their affiliates, or to borrow from or lend money to such persons. However, our policies in each of these regards may change in the future.

We face system security risks as we depend on automated processes and the Internet.

We are increasingly dependent on automated information technology processes. While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack.

In addition, an increasing portion of our business operations are conducted over the Internet, putting us at risk from cybersecurity attacks, including attempts to gain unauthorized access to our confidential data, viruses, ransomware, and other electronic security breaches. Such cyber-attacks can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats that could impact day-to-day operations. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful at preventing a cyber-attack. Cybersecurity incidents could compromise confidential information of our tenants, employees and vendors and cause system failures and disruptions of operations.

Risks Related to our Indebtedness

We have outstanding indebtedness, which requires that we generate significant cash flow to satisfy the payment and other obligations under the terms of our debt, and exposes us to the risk of default under the terms of our debt.

Our total gross indebtedness as of September 30, 2017 was approximately $164.7 million. We may incur additional debt for various purposes, including, without limitation, to fund future acquisition and development activities and operational needs.

The terms of our outstanding indebtedness provide for significant principal, interest and dividend payments. Our ability to meet these and other ongoing payment obligations of our debt depends on our ability to generate significant cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that capital will be available to us, in amounts sufficient to enable us to meet our payment obligations under our loan agreements and to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service these obligations, we may need to refinance or restructure our debt, sell unencumbered assets subject to defeasance or yield maintenance costs (which we may be limited in doing in light of the relatively illiquid nature of our properties), reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet these payment obligations, which could materially and adversely affect our liquidity. Our outstanding indebtedness, and the limitations imposed on us by the agreements that govern our outstanding indebtedness, could have significant adverse consequences, including the following:

•	make it more difficult for us to satisfy our obligations;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

•	limit our ability to refinance our indebtedness at maturity or impose refinancing terms that may be less favorable than the terms of the original indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on obligations under our outstanding indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or adversely affect our ability to meet REIT distribution requirements imposed by the Code;

•	cause us to violate restrictive covenants in the documents that govern our indebtedness, which would entitle our lenders to accelerate our debt obligations;

•	cause us to default on our obligations, causing lenders or mortgagees to foreclose on properties that secure our loans and receive an assignment of our rents and leases;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise and limit our flexibility in planning for, or reacting to, changes in our business and industry, thereby limiting our ability to compete effectively or operate successfully; and

•	cause us to not have sufficient cash flow to pay the quarterly dividends to our stockholders.

If any one of these events was to occur, our business, results of operations and financial condition would be materially adversely affected.

Mortgage indebtedness and other borrowings increase our operational risks.

Loans obtained to fund property acquisitions will generally be secured by mortgages on our properties. The more we borrow, the higher our fixed debt payment obligations will be and the greater the risk that we will not be able to timely meet these payment obligations. At September 30, 2017, excluding our model home properties, we had a total of approximately $134.0 million of secured financing on our properties and we intend to continue to borrow funds through secured financings to acquire additional properties. If we are unable to make our debt payments as required, due to a decrease in rental or other revenues or an increase in our other costs, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment, diminishing the value of our real estate portfolio.

Our risk of losing property through a mortgage loan default is greater when the property is cross-collateralized.

In circumstances we deem appropriate, we may cross-collateralize two or more of our properties to secure a single loan or group of related loans, such as where we purchase a group of unimproved properties from a single seller or where we obtain a credit facility for general application from an institutional lender. Cross-collateralizing typically occurs where the lender requires a single loan to finance the group of properties, rather than allocating the larger loan to separate loans, each secured by a single property. Our default under a cross-collateralized obligation could result in the loss of all of the properties securing the loan. At September 30, 2017, we had two cross-collateralized mortgages between the Morena and Pacific Oaks office properties which terms contain a release clause for each property.

Lenders may require restrictive covenants relating to our operations, which may adversely affect our flexibility and our ability to achieve our investment objectives.

Some of our mortgage loans may impose restrictions that affect our distribution and operating policies, our ability to incur additional debt and our ability to resell interests in the property. Loan documents may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, replace the property manager, or terminate certain operating or lease agreements related to the property. Such restrictions may limit our ability to achieve our investment objectives.

Financing arrangements involving balloon payment obligations may adversely affect our ability to pay dividends.

Some of our mortgage loans require us to make a lump-sum or “balloon” payment at maturity. And in the future, we may finance more properties in this manner. Our ability to make a balloon payment at maturity could be uncertain and may depend upon our ability to obtain additional financing, to refinance the debt or to sell the property. At the time the balloon payment is due, we may not be able to refinance debt on terms as favorable as the original loan or sell the property at a sufficient price. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

In addition, making a balloon payment may leave us with insufficient cash to pay the distributions that are required to maintain our qualification as a REIT. At September 30, 2017, excluding our model homes business, we have no loans that require balloon payment in 2017 or in 2018. The model homes business pays off its mortgage loans out of proceeds from the sale of homes. Any deficiency in the sale proceeds would have to be paid out of existing cash, diminishing the amount available for dividends.

Risks Related to our Status as a REIT and Related Federal Income Tax Matters

Failure to qualify as a REIT could adversely affect our operations and our ability to pay dividends.

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT for federal income tax purposes commencing with such taxable year, and we expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify for any particular year. If we lose our REIT qualification, we would be subject to federal corporate income taxation on our taxable income, and we could also be subject to increased state and local taxes. Additionally we would not be allowed a deduction for dividends paid to stockholders. And, unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. The income tax consequences could be substantial and would reduce our cash available for distribution to stockholders and investments in additional assets. Further, we could be required to borrow funds or liquidate some investments in order to pay the applicable tax. If we fail to qualify as a REIT, we would not be required to make distributions to our stockholders.

As a REIT, we may be subject to tax liabilities that reduce our cash flow.

Even if we continue to qualify as a REIT for federal income tax purposes, we may be subject to federal, state and local taxes on our income or property, including the following:

•	To continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) to our stockholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains), we will be subject to corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions that we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain will be subject to the 100% “prohibited transaction” tax.

•	We may be subject to state and local taxes on our income or property, either directly or indirectly because of the taxation of entities through which we indirectly own our assets.

•	Our subsidiaries that are “taxable REIT subsidiaries” will generally be required to pay federal corporate income tax on their earnings.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We own and may acquire direct or indirect interests in one or more entities that have elected or will elect, together with us, to be treated as our taxable REIT subsidiaries. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets could be represented by securities, including securities of taxable REIT subsidiaries, other than those securities includable in the 75% asset test. Further, for taxable years beginning after December 31, 2017, not more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries. We anticipate that the aggregate value of the stock and other securities of any taxable REIT subsidiaries that we own will be less than 20% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable asset test limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with these limitations or avoid application of the 100% excise tax discussed above.

We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. In order to maintain our REIT status or avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, in general, we must distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) each year. We have and intend to continue to make distributions to our stockholders. However, our ability to make distributions may be adversely affected by the risk factors described elsewhere herein. In the event of a decline in our operating results and financial performance or in the value of our asset portfolio, we may not have cash sufficient for distribution. Therefore, to preserve our REIT status or avoid taxation, we may need to borrow funds, sell assets or issue additional securities, even if the then-prevailing market conditions are not favorable. Moreover, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the REIT asset and income tests or to qualify under certain statutory relief provisions. If we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

In addition, we require a minimum amount of cash to fund our daily operations. Due to the REIT distribution requirements, we may be forced to make distributions when we otherwise would use the cash to fund our working capital needs. Therefore, we may be forced to borrow funds, to sell assets or to issue additional securities at certain times for our working capital needs.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the Internal Revenue Service (“IRS”) would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Legislative or other actions affecting REITs could have a negative effect on our investors or us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Recently enacted U.S. tax legislation (the “2017 Tax Legislation”) has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their stockholders. Changes made by the 2017 Tax Legislation that could affect us and our stockholders include:

•	temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	permanently eliminating the progressive corporate tax rate structure, with a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

•	permitting a deduction for certain pass-through business income, including dividends received by our stockholders from us that are not designated by us as capital gain dividends or qualified dividend income, which will allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	reducing the highest rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	limiting our deduction for net operating losses arising in taxable years beginning after December 31, 2017 to 80% of REIT taxable income (prior to the application of the dividends paid deduction);

•	generally limiting the deduction for net business interest expense in excess of 30% of a business’s “adjusted taxable income,” except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system); and

•	eliminating the corporate alternative minimum tax.

Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

The stock ownership limit imposed by the Code for REITs and our charter may discourage a takeover that could otherwise result in a premium price for our stockholders.

In order for us to maintain our qualification as a REIT, no more than 50% in value of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our capital stock. This restriction may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Dividends payable by REITs generally are taxed at the higher ordinary income rate, which could reduce the net cash received by stockholders and may be detrimental to our ability to raise additional funds through any future sale of our common stock.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is generally subject to tax at reduced rates. However, dividends payable by REITs to its stockholders generally are not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but, under the 2017 Tax Legislation, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026). Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock, and could be detrimental to our ability to raise additional funds through the future sale of our common stock.

Tax-exempt stockholders will be taxed on our distributions to the extent such distributions are unrelated business taxable income.

Generally, neither ordinary nor capital gain distributions should constitute unrelated business taxable income (“UBTI”) to tax-exempt entities, such as employee pension benefit trusts and individual retirement accounts. Our payment of distributions to a tax-exempt stockholder will constitute UBTI, however, if the tax- exempt stockholder has incurred debt to acquire its shares. Therefore, tax-exempt stockholders are not assured all dividends received will be tax-free.

Risks Related to Legal and Regulatory Requirements

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Our properties are subject to various local, state and federal regulatory requirements, including those addressing zoning, environmental and land use, access for disabled persons, and air and water quality. These laws and regulations may impose restrictions on the manner in which our properties may be used or business may be operated, and compliance with these standards may require us to make unexpected expenditures, some of which could be substantial. Additionally, we could be subject to liability in the form of fines, penalties or damages for noncompliance, and any enforcement actions could reduce the value of a property. Any material expenditures, penalties, or decrease in property value would adversely affect our operating income and our ability to pay dividends to our stockholders.

The costs of complying with environmental regulatory requirements, of remediating any contaminated property, or of defending against claims of environmental liability could adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, an owner or operator of real property is responsible for the cost of removal or remediation of hazardous or toxic substances on its property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated.

For instance, federal regulations require us to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials (“ACMs”), and potential ACMs on our properties. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of ACMs and potential ACMs, when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property. There are or may be ACMs at certain of our properties. As a result, we may face liability for a release of ACMs and may be subject to personal injury lawsuits by workers and others exposed to ACMs at our properties. Additionally, the value of any of our properties containing ACMs and potential ACMs may be decreased.

There are comprehensive regulatory programs governing underground storage tanks used in a convenience store-tenant’s gasoline operations. Compliance with existing and future laws regulating underground storage tanks may require significant capital expenditures, and the remediation costs and other costs required to clean up or treat contaminated sites could be substantial.

Although we have not been notified by any governmental authority and are not otherwise aware of any material noncompliance, liability or claim relating to hazardous substances in connection with our properties, we may be found noncompliant in the future. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of any hazardous substances. Therefore, we may be liable for the costs of removing or remediating contamination of which we had no knowledge. Additionally, future laws or regulations could impose an unanticipated material environmental liability on any of the properties that we purchase.

The presence of contamination, or our failure to properly remediate contamination of our properties, may adversely affect the ability of our tenants to operate the contaminated property, may subject us to liability to third parties, and may inhibit our ability to sell or rent such property or borrow money using such property as collateral. Any of these occurrences would adversely affect our operating income.

Compliance with the Americans with Disabilities Act may require us to make unintended expenditures that could adversely impact our results of operations.

Our properties are generally required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The parties to whom we lease properties are obligated by law to comply with the ADA provisions, and we believe that these parties may be obligated to cover costs associated with compliance. If required changes to our properties involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, our tenants may to be able to cover the costs and we could be required to expend our own funds to comply with the provisions of the ADA. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Risks Related to this Offering

There is currently no public market for our Series C Common Stock. An active trading market for our Series C Common Stock may not develop following this offering.

There has not been any public market for our Series C Common Stock prior to this offering. We have applied to list our Series C Common Stock on Nasdaq, but even if we obtain such listing, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. The initial public offering price for our Series C Common Stock will be determined by negotiation between us and the underwriters. The price at which shares of our Series C Common Stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our Series C Common Stock may be volatile following this offering, and you could experience a loss if you sell your shares.

Even if an active trading market develops for our Series C Common Stock, the market price of our Series C Common Stock may be volatile. In addition, the trading volume in our Series C Common Stock may fluctuate and cause significant price variations to occur. If the market price of our Series C Common Stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our Series C Common Stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Series C Common Stock include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our FFO or earnings estimates;

•	the extent of investor interest;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	adverse market reaction to any additional debt that we incur or acquisitions that we make in the future;

•	additions or departures of key management personnel;

•	future issuances by us of our common stock;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Assuming approval of the Series A Conversion Proposal following this offering, your investment in shares of Series C Common Stock will be diluted upon conversion of shares of Series A Common Stock into shares of Series C Common Stock.

We intend to submit a proposal to amend our charter, for consideration and vote by the holders of Series A Common Stock at our next annual meeting of stockholders immediately following the completion of this offering, to provide that upon the acceptance for record of such charter amendment by the State Department of Assessments and Taxation of Maryland and each six month anniversary following such acceptance, 20% of the outstanding shares of Series A Common Stock will automatically convert into an equal number of shares of Series C Common Stock. We refer to this proposal as the “Series A Conversion Proposal.” The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal. We cannot predict the effect that the conversion of shares of our Series A Common Stock into shares of Series C Common Stock will have on the market price of our Series C Common Stock, but these ongoing conversions may place downward pressure on the price of our Series C Common Stock, particularly at the time of each conversion. As a further result of these ongoing conversions, owners of shares of our Series C Common Stock may experience dilution in the percentage of the issued and outstanding shares of Series C Common Stock they own.

Although shares of our Series A Common Stock are not currently and will not, upon completion of this offering, be listed on a national securities exchange, the perception that sales of our common stock could occur in the future could have a material adverse effect on the trading price of shares of our Series C Common Stock.

Prior to this offering, shares of our common stock were not listed on any national securities exchange and the ability of stockholders to liquidate their investments was limited. As a result, there may be pent-up demand to sell shares of our common stock. A large volume of sales of shares of our common stock (whether such shares are issued in this offering or, assuming the Series A Conversion Proposal is approved by holders of shares of Series A Common Stock at our next annual meeting of stockholders, shares of our Series C Common Stock created by the automatic conversion of shares of our Series A Common Stock over time) could further decrease the prevailing market price of our shares of Series C Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if sales of a substantial number of shares of our common stock are not effectuated, the perception of the possibility of these sales could depress the market price for shares of our Series C Common Stock and have a negative effect on our ability to raise capital in the future.

Upon completion of this offering, approximately                 shares of our Series A Common Stock and                 shares of our Series C Common Stock (or                 shares of our Series C Common Stock, if the underwriters’ overallotment option is exercised in full), will be issued and outstanding. Although our Series A Common Stock is not currently and will not, upon completion of this offering, be listed on Nasdaq or another national securities exchange, it is not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter); therefore, such stock will be transferable. As a result, it is possible that a market may develop for shares of our Series A Common Stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the trading price for shares of our Series C Common Stock.

Additionally, assuming the Series A Conversion Proposal is approved by holders of shares of Series A Common Stock at the annual meeting of stockholders immediately following this offering, all shares of our Series A Common Stock will be converted into shares of Series C Common Stock over time. As a result, holders of shares of Series A Common Stock seeking to immediately liquidate their investment in our common stock could engage in short sales of shares of our Series C Common Stock prior to the date on which the shares of Series A Common Stock convert into shares of Series C Common Stock and use the shares of Series C Common Stock that they receive upon conversion of their shares of Series A Common Stock to cover these short sales in the future. Such short sales could depress the market price of our Series C Common Stock.

Market interest rates may have an adverse effect on the market price of our securities.

One of the factors that will influence the price of our Series C Common Stock will be the dividend yield on our common stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Series C Common Stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to fall.

Broad market fluctuations could negatively impact the market price of our common stock.

Stock market price and volume fluctuations could affect the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performance. These fluctuations could reduce the market price of our Series C Common Stock. Furthermore, our results of operations and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our Series C Common Stock.

The market price of our Series C Common Stock could be adversely affected by our level of cash distributions.

The market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or refinancings, as well as the real estate market value of the underlying assets, may cause our Series C Common Stock to trade at prices that differ from our net asset value per share. If we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our Series C Common Stock.

Our historical performance may not be indicative of our future results or an investment in our common stock.

We have presented in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Prospectus Summary—Summary Historical Financial Data” certain information relating to the summary consolidated financial data for our company and our properties. When considering this information, you should bear in mind that our historical results are not indicative of the future results that you should expect from us or any investment in our common stock.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Your percentage of ownership may be diluted if we issue new shares of stock.

We may issue common stock, convertible debt or preferred stock pursuant to a subsequent public offering or a private placement, or to sellers of properties we directly or indirectly acquire instead of, or in addition to, cash consideration. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Investors purchasing shares of our Series C Common Stock in this offering who do not participate in any future stock issuances will experience dilution in the percentage of the issued and outstanding shares of common stock they own.

You will experience immediate and material dilution in connection with the purchase of our shares of Series C Common Stock in this offering.

As of September 30, 2017, the historical net tangible book value of our company was approximately $48.9 million, or $2.78 per share of common stock held by our existing investors. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $         per share in the pro forma net tangible book value per share of shares of our common stock, based on the midpoint of the initial public offering price range set forth on the front cover of this prospectus. See “Dilution.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Property” and “Certain Relationships and Related Person Transactions.” Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Important factors that may cause actual results to differ from projections include, but are not limited to:

•	adverse economic conditions in the real estate market;

•	adverse changes in the real estate financing markets;

•	our inability to raise sufficient additional capital to continue to expand our real estate investment portfolio and pay dividends to our stockholders;

•	unexpected costs, lower than expected rents and revenues from our properties, and/or increases in our operating costs;

•	inability to attract or retain qualified personnel, including real estate management personnel;

•	adverse results of any legal proceedings;

•	changes in local, regional and national economic conditions;

•	our inability to compete effectively;

•	our inability to collect rent from tenants or renew tenants’ leases;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	decreased rental rates or increased vacancy rates;

•	changes in the availability of additional acquisition opportunities;

•	our inability to successfully complete real estate acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	changes in our business strategy;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	our failure or inability to implement the Recapitalization;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	our failure to qualify and maintain our status as a REIT;

•	government approvals, actions and initiatives, including the need for compliance with environmental requirements;

•	financial market fluctuations;

•	the impact of changes in the tax law as a result of recent federal tax legislation and uncertainty as to how some of those changes may be applied;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Property.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in “Risk Factors,” many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and commissions and offering expenses, will be approximately $             , or approximately $             if the underwriters exercise in full their option to purchase additional shares of Series C Common Stock from us, assuming an initial public offering price of $             per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease net proceeds to us from this offering by approximately $             , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

We intend to use approximately $30.7 million of the net proceeds to redeem the entire outstanding amount of our Series B Preferred Stock and the remainder for general corporate and working capital purposes, including to potentially acquire additional commercial properties. As of September 30, 2017, there were 30,700 shares of our Series B Preferred Stock outstanding. The Series B Preferred Stock has a $1,000 liquidation preference and pays cumulative cash dividends at the rate of 14% per annum. The Series B Preferred Stock was scheduled to be redeemed on August 1, 2017; however, we had two one-year options to extend the redemption date. On June 30, 2017, we exercised our option to extend the redemption date to August 1, 2019.

DISTRIBUTION POLICY

We intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay regular U.S. federal corporate income tax on any undistributed net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We have paid dividends to our stockholders at least quarterly since the first quarter we commenced operations on April 1, 1999. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we generally intend to continue making regular quarterly distributions to holders of our common stock. Although we anticipate making quarterly distributions to our stockholders over time, our Board of Directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes. As we expect to report net taxable losses for the year ended December 31, 2017, and on a cumulative basis, the cash dividends paid are expected to be a return of capital to the stockholders rather than a distribution of earnings.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash that we have available for investing and other purposes. For more information, see “U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We may issue additional preferred stock for various purposes, including, without limitation, to fund future acquisition and development activities and operational needs. The distribution preference on any issued preferred stock could limit our ability to make distributions to the holders of our common stock.

Dividends and other distributions made by us will be authorized and determined by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We cannot assure you that our distributions will be made or sustained or that our Board of Directors will not change our distribution policy in the future. Any dividends or other distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

The following is a summary of cash payment amount per share for the years ended December 31, 2016 and 2015:

Quarter Ended	2016	2015
	Cash Dividend	Cash Dividend
March 31	$0.10	$0.10
June 30	0.10	0.10
September 30	0.10	0.10
December 31	0.10	0.10

Total	$0.40	$0.40

During the nine months ended September 30, 2017 and 2016, we paid cash dividends, net of reinvested stock dividends, of approximately $3.6 million and $3.3 million, respectively, or at a rate of $0.10 per share on a quarterly basis. As we expect to report net taxable losses for the year ended December 31, 2017, and on a cumulative basis, the cash dividends paid are expected to be a return of capital to stockholders rather than a distribution of earnings.

RECAPITALIZATION

Summary

As of             , 2018, there were                 shares of our Series A Common Stock outstanding. Our Series A Common Stock is not traded on a national securities exchange. Prior to the completion of this offering, we intend to effectuate a one-for-             reverse stock split of our then outstanding shares of Series A Common Stock. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the reverse stock split.

On October 6, 2017, our Board of Directors authorized a new class of common stock, the Series C Common Stock. We are offering our Series C Common Stock in this offering, and we have applied to list our Series C Common Stock on Nasdaq under the symbol SQFT. The shares of Series A Common Stock and Series C Common Stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, except that (a) following this offering, the shares of Series C Common Stock will be listed on Nasdaq and the shares of Series A Common Stock will not be listed on any national securities exchange and (b) at our next annual meeting of stockholders immediately following the completion of this offering, which is expected to be held no later than the second quarter of 2018, we intend to submit a proposal to amend our charter for consideration and vote by the holders of Series A Common Stock to provide that upon the acceptance for record of such charter amendment by the State Department of Assessments and Taxation of Maryland and each six month anniversary following such acceptance, 20% of the outstanding shares of Series A Common Stock will automatically convert into an equal number of shares of Series C Common Stock. We refer to this proposal as the “Series A Conversion Proposal.” Accordingly, assuming the holders of our Series A Common Stock approve the Series A Conversion Proposal, we expect that within 24 months following our next annual meeting of stockholders and the acceptance for record of such charter amendment by the State Department of Assessments and Taxation of Maryland, all then-outstanding shares of Series A Common Stock will have converted into shares of Series C Common Stock and will be traded on Nasdaq. The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal.

The terms of our Series A Common Stock and Series C Common Stock are described more fully under “Description of Capital Stock” in this prospectus.

In this prospectus, we refer to the reverse stock split consummated prior to this offering and the Series A Conversion Proposal collectively as the “Recapitalization.” The Recapitalization also will have the effect of reducing the total number of outstanding shares of our Series A Common Stock and increasing the number of shares of Series C Common Stock over time. In this prospectus, we refer to our Series A Common Stock and our Series C Common Stock collectively as our “common stock.”

Phased-In Liquidity Planned For Holders of Existing Shares of Series A Common Stock

On October 6, 2017, our Board of Directors authorized a new class of common stock, the Series C Common Stock, which will be issued to investors in this offering and listed on Nasdaq. Outstanding shares of our Series A Common Stock will not be listed on Nasdaq or another national securities exchange in connection with this offering. If no active trading market develops, holders of outstanding shares of Series A Common Stock may not be able to resell their shares at their fair market value or at all. We have been informed by the underwriters that they currently do not intend to make a market in the shares of Series A Common Stock after this offering is completed. Consequently, holders of Series A Common Stock will not obtain liquidity for their existing shares of common stock directly through our listing on Nasdaq and this offering. However, in connection with, and assuming approval of, the Series A Conversion Proposal at our next annual meeting of stockholders immediately following this offering, we expect that holders of shares of Series A Common Stock will be provided with phased-in liquidity as unlisted shares of Series A Common Stock are automatically converted, over time, into listed shares of Series C Common Stock at predetermined intervals as described above.

Our Board of Directors believes that the sale and issuance of shares of Series C Common Stock in this offering followed by the submission of the Series A Conversion Proposal to our Series A common stockholders at our next annual meeting is essential to the potential success of this offering. The progressive conversion of all of our currently outstanding shares of Series A Common Stock into listed shares of Series C Common Stock under the Series A Conversion Proposal will introduce our currently outstanding shares of common stock into the public market in stages, rather than all at once.

We expect that the phased-in liquidity structure of the Series A Conversion Proposal will mitigate the risk of stock-pricing instability by minimizing the chance that a significant portion of our outstanding shares of common stock will be sold within a brief period of time shortly after this offering and the listing of our Series C Common Stock on Nasdaq. That potential for concentrated sales of our outstanding shares of common stock shortly after this offering and listing on Nasdaq could make our new shares of Series C Common Stock less attractive to institutional and other investors in this offering, and accordingly, could reduce demand to buy our stock and/or reduce the price per share that investors are willing to pay in this offering, and thus may not be in the best interests of our company or existing stockholders. In addition, the chance that a significant portion of our shares of common stock could be sold within a short period of time immediately following this offering and listing on Nasdaq could increase the volatility and reduce the trading price of our common stock, which is also a potentially negative event to potential institutional and other investors considering an investment in us in connection with this offering.

The listing of Series C Common Stock in connection with this offering and the subsequent progressive conversion of our outstanding shares of Series A Common Stock into listed shares of Series C Common Stock under the Series A Conversion Proposal directly addresses these potential risks, and therefore, we have been advised, will increase the likelihood of a successful exchange listing and this offering of the new Series C Common Stock at the strongest possible price. Further, we have been advised that institutional investors and other potential buyers of our listed shares of Series C Common Stock will require such a phased-in liquidity program to be in place. For these reasons, the underwriters and the Board of Directors agree that this structure is an essential requirement for this offering and our planned listing on Nasdaq.

The intended phased-in liquidity for holders of outstanding shares of Series A Common Stock is not expected to impact the number or classification of the shares of Series C Common Stock owned by investors following this offering, and it is not expected to have any effect on your proportional ownership interest in us, your voting rights, your right to receive dividends, the total amount of your dividends or your rights upon our liquidation with respect to shares of Series C Common Stock purchased in this offering. Current holders of Series A Common Stock may, however, experience dilution of their proportional ownership interests and voting rights in our company in connection with the sale of shares of Series C Common Stock in this offering if such stockholders do not purchase a pro rata proportion of shares of Series C Common Stock in this offering.

CAPITALIZATION

The following table sets forth the historical combined cash and cash equivalents and capitalization of Presidio Property Trust, Inc. as of September 30, 2017 on an actual basis, and as adjusted to give effect to this offering and the intended use of the net proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. All information in the following table has been adjusted to reflect the authorization of the Series C Common Stock and the reverse stock split, which will be effected prior to the completion of this offering.

	As of September 30, 2017
	Historical (unaudited)	As Adjusted(1)(2)(3)
Cash and cash equivalents	$3,436,531	$

Debt:
Mortgage notes payable, net	164,701,057
Mandatorily redeemable Series B Preferred Stock, net, $0.01 par value per share; $1,000 liquidating preference; 35,000 shares authorized, actual; 30,700 shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted.	30,700,000

Total Debt	$195,401,057	$

Equity:
Series A Common Stock, $0.01 par value per share; 100,000,000 shares authorized, actual; 17,614,160 shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted(1)	176,143
Series C Common Stock, $0.01 par value per share; 0 shares authorized, actual; 0 shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted(2)(3)	—
Additional paid-in capital	150,616,707
Dividends in excess of accumulated losses	112,939,280

Total stockholders’ equity before noncontrolling interest	37,853,570
Noncontrolling interest	14,666,200

Total equity	52,519,770

Total Capitalization(4)	$247,920,827	$

(1)	The Series A Common Stock outstanding as shown includes shares of restricted Series A Common Stock issued to our directors, executive officers and employees under our 1999 Flexible Incentive Plan. Does not include shares of Series C Common Stock that will be available for issuance under our 2017 Incentive Award Plan at the time of this offering.
(2)	Does not include the exercise of the underwriters’ option to purchase up to additional shares of our Series C Common Stock.
(3)	Assumes shares of Series C Common Stock will be sold in this offering at an initial public offering price of $ per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, for net proceeds of approximately $ million after deducting the underwriting discounts and estimated expenses of this offering of approximately $ million. See “Use of Proceeds.”

(4)	Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares that we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. An increase (decrease) of shares that we are offering would increase (decrease) each of as adjusted cash and cash equivalents, additional paid in capital, stockholders’ equity and total capitalization by approximately $ , assuming the initial public offering price per share remains the same.

DILUTION

Purchasers of shares of our Series C Common Stock offered in this prospectus will experience an immediate and substantial dilution in the net tangible book value per share of our common stock from the initial public offering price. As of September 30, 2017, after adjusting for the Recapitalization, we had a pro forma combined net tangible book value of $            , or $             per share of our common stock. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” the deduction of underwriting discounts, the completion of the Recapitalization and the estimated offering expenses payable by us, the pro forma net tangible book value as of September 30, 2017 attributable to common stockholders, including the effects of the grants of awards covering shares of our common stock to our directors and executive officers, would have been $            , or $             per share of our common stock. This amount represents an immediate increase in net tangible book value of $             per share to prior investors and an immediate dilution in pro forma net tangible book value of $             per share from the assumed public offering price of $             per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial offering price per share of Series C Common Stock		$
Net tangible book value per share of common stock as of September 30, 2017	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after giving effect to this offering

Dilution per share to new investors		$

(1)	Net tangible book value per share of our common stock before this offering is determined by dividing net tangible book value based on September 30, 2017 net book value of the tangible assets (consisting of total assets less intangible assets, which are comprised of goodwill (if applicable), deferred financing and leasing costs, acquired above-market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below-market leases), after adjusting for the reverse stock split, by the number of shares of our common stock held by prior investors after this offering.
(2)	Based on pro forma net tangible book value of approximately $ after completion of this offering divided by the sum of shares of our common stock to be outstanding after this offering, not including shares of our Series C Common Stock issuable upon exercise of the underwriters’ over-allotment option.
(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering from the initial public offering price paid by a new investor for a share of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. See “Forward-Looking Statements.” Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under “Risk Factors” in this prospectus.

Overview

We are a self-managed Maryland corporation originally formed in California in 1999 and reincorporated in Maryland in 2010. We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” Our current portfolio consists of 1,691,000 square feet comprised of 15 office properties, two industrial properties and five retail properties, which we refer to collectively as our commercial portfolio. In addition, we also own interests, through our subsidiaries, in 139 model homes subject to triple-net leases with well-established residential home builders with the majority located in Florida and Texas. This geographical clustering has enabled us to reduce our operating costs and gain efficiencies through economies of scale by managing a number of properties with reduced overhead and staffing costs. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties, and have been actively managing the portfolio to transition out of retail properties. Our commercial properties are currently located in Southern California, Colorado and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is highly diversified and consists of approximately 275 individual commercial tenants with an average remaining lease term of approximately 2.4 years as of September 30, 2017. As of September 30, 2017, no commercial tenant represented more than 5.0% of our annualized base rent, while our ten largest tenants represented approximately 24.8% of our annualized base rent. In addition, our commercial property tenant base has limited exposure to any single industry.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality office and industrial properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we can diversify by geography, builder size, and model home purchase price.

Significant Transactions in 2017 and 2016

Acquisitions

•	We acquired 45 model home properties and leased them back to the homebuilders during the nine months ended September 30, 2017. The purchase price for the properties was $16.8 million. The purchase price consisted of cash payments of $5.0 million and mortgage notes of $11.8 million.

•	We acquired 65 model home properties and leased them back to the homebuilders during the twelve months ended December 31, 2016. The purchase price for the properties was $23.7 million. The purchase price consisted of cash payments of $7.5 million and mortgage notes of $16.2 million.

Dispositions

We review our portfolio of investment properties for value appreciation potential on an ongoing basis, and dispose of any properties that no longer satisfy our requirements in this regard, taking into account tax and other considerations. The proceeds from any such property sale, after repayment of any associated mortgage, are available for investing in properties that we believe will have a greater likelihood of future price appreciation. We disposed of the following properties during the nine months ended September 30, 2017 and the year ended December 31, 2016:

•	In April 2017, we sold the Shoreline Medical Building for approximately $8.2 million and recognized a gain of approximately $1.3 million.

•	In March 2017, we sold the Regatta Square Retail Center for approximately $3.0 million and recognized a gain of approximately $756,000.

•	In February 2017, we sold the Rangewood Medical Building for approximately $2.2 million and recognized a loss of approximately $170,000.

•	During the nine months ended September 30, 2017, we disposed of 14 model homes for approximately $5.3 million and recognized a gain of approximately $350,000.

•	In July 2016, we sold the Havana Parker Complex for approximately $3.3 million and recognized a gain of approximately $668,000.

•	In June 2016, we sold a parcel of land and its building at the Yucca Valley Retail Center for approximately $1.3 million and recognized a gain of approximately $831,000.

•	During the year ended December 31, 2016, we sold 21 model homes for approximately $6.4 million and recognized a gain of approximately $687,000.

Economic Environment

In one of the longest expansions on record, the United States continues to expand its economy. GDP growth in the second quarter of 2017 was 3.0%, which was its quickest pace in two years. The Federal Reserve has remained optimistic about the United States’ economic outlook.

The U.S. labor market is showing continued improvement since the Great Recession, with an unemployment rate of only 4.4% as of June 30, 2017. Unemployment in the office-using sector of professional & business services was even lower, at 4.1%, and that could lead to a more favorable market for the commercial real estate segment. Vacancy rates for the office sector of commercial real estate rose slightly to 14.8% as of June 30, 2017. During the second quarter of 2017, net absorption in the U.S. office market was 8.8 million square feet.

The economy’s moderate growth has continued so far in 2017, with some second quarter growth in household spending and positive consumer sentiment, having improved 62.0% since mid-2011. Fixed investment has also increased this year after a slow 2016, and growth in export markets helped to keep U.S. manufacturing buoyant. The housing market remained strong, with continued, historically low mortgage rates.

It is impossible to project U.S. economic growth, but economic conditions could have a material effect on our business, financial condition and results of operations.

Credit Market Environment

The raising of the short-term interest rates in each of 2016 and 2017 by the Federal Reserve may signal that policy makers think the economy is strong enough to withstand a gradual tightening of monetary policy over the next couple years. The effect of increased interest rates on REITs is a still a debated topic. In the past when interest rates increased, it was a sign of a better economy that allowed for rental rates to increase, thereby mitigating the effect on REITs. Increasing interest rates can help mitigate the defeasance costs associated with disposing of an encumbered commercial real estate property.

Our ability to execute our business strategies, and in particular to make new investments, is highly dependent upon our ability to procure external financing. Our principal source of external financing includes the issuance of our equity securities and mortgages secured by properties. The market for mortgages has improved, although the interest rates remain relatively low compared to pre-recessionary rates. We continue to obtain mortgages from the commercial mortgage-backed securities (“CMBS”) market, life insurance companies and regional banks. Although CMBS lenders are generally optimistic about the outlook of the credit markets, the potential impact of new regulations and market volatility remain a concern. Even though we have been successful in procuring equity financing and secured mortgages financing, we cannot be assured that we will be successful at doing so in the future.

Management’s Evaluation of Results of Operations

Our management team’s evaluation of operating results includes an assessment of our ability to generate cash flow necessary to pay operating expenses, general and administrative expenses, debt service, and to fund distributions to our stockholders. As a result, our management team’s assessment of operating results gives less emphasis to the effects of unrealized gains and losses and other non-cash charges, such as depreciation and amortization and impairment charges, which may cause fluctuations in net income for comparable periods but have no impact on cash flows. Our management team’s evaluation of our potential for generating cash flow includes assessments of our recently acquired properties, our non-stabilized properties, long-term sustainability of our real estate portfolio, our future operating cash flow from anticipated acquisitions, and the proceeds from the sales of our real estate assets.

In addition, our management team evaluates our portfolio and individual properties’ results of operations with a primary focus on increasing and enhancing the value, quality and quantity of properties in our real estate holdings. Our management team focuses its efforts on improving underperforming assets through re-leasing efforts, including negotiation of lease renewals and rental rates. Properties that have reached goals in occupancy and rental rates are evaluated for potential added value appreciation and, if lacking such potential, are sold with the equity reinvested in properties that have better potential without foregoing cash flow. Our ability to increase assets under management is affected by our ability to raise borrowings and/or capital, coupled with our ability to identify appropriate investments.

Our results of operations for the three and nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015 are not indicative of those expected in future periods, as we expect that rental income, interest expense, rental operating expense, general and depreciation and amortization will significantly increase in future periods as a result of the assets acquired over the last two years and as a result of anticipated growth through future acquisitions of real estate related investments.

Critical Accounting Policies

As a company primarily involved in owning income generating real estate assets, management considers the following accounting policies critical as they reflect our more significant judgments and estimates used in the preparation of our financial statements and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets and Lease Intangibles

Land, buildings and improvements are recorded at cost, including tenant improvements and lease acquisition costs (including leasing commissions, space planning fees, and legal fees). We capitalize any expenditure that replaces, improves, or otherwise extends the economic life of an asset, while ordinary repairs and maintenance are expensed as incurred. We allocate the purchase price of acquired properties between the acquired tangible assets and liabilities (consisting of land, building, tenant improvements, land purchase options, and long-term debt) and identified intangible assets and liabilities (including the value of above-market and below-market leases, the value of in-place leases, unamortized lease origination costs and tenant relationships), based in each case on their respective fair values.

We allocate the purchase price to tangible assets of an acquired property based on the estimated fair values of those tangible assets assuming the building was vacant. Estimates of fair value for land, building and building improvements are based on many factors including, but not limited to, comparisons to other properties sold in the same geographic area and independent third party valuations. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair values of the tangible and intangible assets and liabilities acquired.

The value allocated to acquired lease intangibles is based on management’s evaluation of the specific characteristics of each tenant’s lease. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.

The value allocable to the above-market or below-market market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease.

The value of in-place leases and unamortized lease origination costs are amortized to expense over the remaining term of the respective leases, which range from less than a year to ten years. The amount allocated to acquire in-place leases is determined based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount allocated to unamortized lease origination costs is determined by what we would have paid to a third party to secure a new tenant reduced by the expired term of the respective lease.

Real Estate Held for Sale and Discontinued Operations

Real estate sold during the current period is classified as “real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements. Mortgage notes payable related to the real estate sold during the current period is classified as “notes payable related to real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements. Additionally, we record the operating results related to real estate that has been disposed of as discontinued operations for all periods presented if the operations have been eliminated and we will not have any significant continuing involvement in the operations of the property following the sale.

Impairment of Real Estate Assets

We review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property is written down to its estimated fair value based on our best estimate of the property’s discounted future cash flows.

Goodwill and Intangible Assets

Intangible assets, including goodwill and lease intangibles, are comprised of finite-lived and indefinite-lived assets. Lease intangibles represents the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and land purchase options.

Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Indefinite-lived assets are not amortized.

We test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset.

Sales of Real Estate Assets

Gains from the sale of real estate assets will not be recognized under the full accrual method until certain criteria are met. Gain or loss (the difference between the sales value and the book value) shall be recognized at the date of sale if a sale has been consummated and the following criteria are met:

a.	The buyer is independent of the seller;

b.	Collection of the sales price is reasonably assured; and

c.	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Gains relating to transactions which do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances.

Revenue Recognition

We recognize revenue from rent, tenant reimbursements, and other revenue once all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The amount is fixed or determinable; and

•	The collectability of the amount is reasonably assured.

Annual rental revenue is recognized in rental revenues on a straight-line basis over the term of the related lease. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other operating expenses are recognized as revenues in the period the applicable expenses are incurred or as specified in the leases. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenue on a straight-line basis over the term of the related leases.

Certain of our leases currently contain rental increases at specified intervals. We record as an asset, and include in revenues, deferred rent receivable that will be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Deferred rent receivable in the accompanying balance sheets includes the cumulative difference between rental revenue recorded on a straight-line basis and rents received from the tenants in accordance with the lease terms. Accordingly, our management determines to what extent the deferred rent receivable applicable to each specific tenant is collectible. We review material deferred rent receivable, as it relates to straight-line rents, and take into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of deferred rent with respect to any given tenant is in doubt, we record an increase in the allowance for uncollectible accounts, and write-off of the specific rent receivable. No such reserves related to deferred rent receivables have been recorded as of the three and nine months ended September 30, 2017 or the years ended December 31, 2016 or 2015.

Income Taxes

We elected to be taxed as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 2000. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates (including any applicable alternative minimum tax for taxable years beginning on or before December 31, 2017). We are subject to certain state and local income taxes.

We, together with one of our subsidiaries, have elected to treat such subsidiary as a taxable REIT subsidiary (a “TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as providing non-customary services for our tenants and holding assets that we cannot hold directly. A TRS is subject to federal and, if applicable, state and local income taxes.

Fair Value Measurements.

Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs other than quoted process that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

Fair value is defined as the price at which an asset or liability is exchanged between market participants in an orderly transaction at the reporting date. Our cash equivalents, mortgage notes receivable, accounts receivable and payables and accrued liabilities all approximate fair value due to their short term nature. Management believes that the recorded and fair values of notes payable are approximately the same as of December 31, 2016 and 2015.

Depreciation and Amortization

We record depreciation and amortization expense using the straight-line method over the useful lives of the respective assets. The cost of buildings are depreciated over estimated useful lives of 39 years, the costs of improvements are amortized over the shorter of the estimated life of the asset or term of the tenant lease (which range from one to ten years), and the cost of furniture, fixtures and equipment are depreciated over four to five years.

Results of Operations for the Three Months Ended September 30, 2017 and 2016

Our results of operations for the three months ended September 30, 2017 and 2016 are not indicative of those expected in future periods as we expect that rental income, interest expense, rental operating expense and depreciation and amortization will increase in future periods as a result of anticipated growth through future acquisitions of real estate related investments.

Revenues. Total revenue was $8.0 million for the three months ended September 30, 2017 compared to $7.9 million for the three months ended September 30, 2016, an increase of $100,000 or 1.3%. While total revenue remained consistent, rental revenue from retail and medical properties decreased $320,000 during the period due to the sales of properties that occurred during the first and second quarter of 2017. This decrease was offset by a $360,000 increase in rental revenues from model homes. We owned 139 model homes as of September 30, 2017 compared to 93 model homes as of September 30, 2016.

Rental Operating Costs. Rental operating costs remained relatively consistent at approximately $2.8 million for the three months ended September 30, 2017 when compared to $2.6 million for the three months ended September 30, 2016. Rental operating costs as a percentage of total revenue were 35.0% and 32.9% for the three months ended September 30, 2017 and 2016, respectively.

General and Administrative Expenses. General and administrative (“G&A”) expenses remained consistent at $1.3 million for the three months ended September 30, 2017 and 2016. G&A expenses as a percentage of total revenue were 16.3% and 16.5% for three months ended September 30, 2017 and 2016, respectively.

Depreciation and Amortization. Depreciation and amortization expense totaled approximately $2.4 million for the three months ended September 30, 2017, compared to approximately $2.6 million for the three months ended September 30, 2016, representing a decrease of approximately $200,000 or 7.6%. Depreciation and amortization expense associated with properties sold during the first and second quarter account for all of the decrease during the quarter.

Asset Impairments. We review the carrying value of each of our real estate properties quarterly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the three months ended September 30, 2017, our management team did not believe any impairment reserve was required. During the three months ended September 30, 2016, management estimated that the fair market value of the World Plaza property was below the carrying value and an impairment of approximately $700,000 was recorded.

Interest Expense-Series B Preferred Stock. The Series B Preferred Stock issued in August 2014 includes a mandatory redemption provision and therefore is treated as a liability for financial reporting purposes. The interest paid and accrued and the amortization of the deferred offering costs are considered interest expense. Interest expense, including amortization of the deferred offering costs, totaled $1.2 million for the three months ended September 30, 2017 compared to $1.4 million for the three months ended September 30, 2016. Interest paid and accrued totaled $1.1 million and $1.2 million, respectively, and the amortization of the deferred offering costs associated with that transaction totaled $104,000 and $254,000, respectively, for the three months ended September 30, 2017 and 2016 and were included in interest expense-Series B Preferred Stock in the accompanying financial statements. There were 30,700 and 32,700 shares outstanding as of September 30, 2017 and 2016, respectively, resulting in the decrease in interest expense. We plan to redeem the entire outstanding amount of the Series B Preferred Stock using a portion of the proceeds from this offering.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges, remained consistent for the three months ended September 30, 2017 when compared to the three months ended September 30, 2016 totaling $2.0 million and $1.9 million, respectively. The weighted average interest rate on our outstanding debt was 4.7% as of September 30, 2017 compared to 4.6% as of September 30, 2016.

Gain on Sale of Real Estate Assets, net. For the three months ended September 30, 2017, we recognized a net gain of $200,000 from the sale of five model homes. We recognized a gain from the sale of two model homes of approximately $65,000 and an approximately $668,000 gain from the sale of the Havana Parker Complex during the three months ended September 30, 2016.

Income allocated to non-controlling interests. Income allocated to non-controlling interests for the three months ended September 30, 2017 totaled approximately $200,000 when compared to the loss allocated during the three months ended September 30, 2016 of $82,000.

Results of Operations for the Nine Months Ended September 30, 2017 and 2016

Revenues. Total revenue was $24.7 million for the nine months ended September 30, 2017 compared to $24.1 million for the nine months ended September 30, 2016, an increase of $600,000 or 2.5%. The increase in revenue as reported for the nine month period in 2017 as compared to 2016 was due to a favorable insurance claim of approximately $525,000 in excess of the cost to repair roof damage at one of our properties. As same store occupancy remained largely consistent at 89.1% and 91.2% as of September 30, 2017 and 2016, respectively, the remaining $75,000 increase was due to an increase in rental rates.

Rental Operating Costs. Rental operating costs were $8.1 million for the nine months ended September 30, 2017 compared to $7.6 million for the nine months ended September 30, 2016, an increase of approximately $500,000 or 6.6%. Rental operating costs as a percentage of total revenue were 32.8% and 31.5% for the nine months ended September 30, 2017 and 2016, respectively.

General and Administrative Expenses. G&A expenses were $4.0 million for the nine months ended September 30, 2017 compared to $3.7 million for the nine months ended September 30, 2016, an increase of approximately $300,000 or 8.1%. The increase in G&A expense was due to annual salary increases and an increase in group insurance rates. G&A expenses as a percentage of total revenue were 16.2% and 15.4% for the nine months ended September 30, 2017 and 2016, respectively.

Depreciation and Amortization. Depreciation and amortization expense totaled approximately $7.3 million for the nine months ended September 30, 2017, compared to approximately $7.7 million for the nine months ended September 30, 2016, representing a decrease of approximately $400,000 or 5.2%. Depreciation and amortization expense associated with properties sold during the first and second quarters of 2017 account for all of the decrease during the nine months ended September 30, 2017 when compared to the nine months ended September 30, 2016.

Asset Impairments. We review the carrying value of each of our real estate properties quarterly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the nine months ended September 30, 2017, our management team did not believe any impairment reserve was required. During the nine months ended September 30, 2016, management estimated that the fair market value of the World Plaza property was below the carrying value and an impairment of approximately $700,000 was recorded.

Interest Expense-Series B Preferred Stock. The Series B Preferred Stock issued in August 2014 includes a mandatory redemption provision and therefore is treated as a liability for financial reporting purposes. The interest paid and accrued and the amortization of the deferred offering costs are considered interest expense. Interest expense, including amortization of the deferred offering costs, totaled $4.0 million for the nine months ended September 30, 2017 compared to $4.5 million for the nine months ended September 30, 2016, a decrease of $500,000 or 11.1%. The decrease was due to the 2,000 shares redeemed during the second and third quarters of 2016. Interest paid and accrued totaled $3.3 million and $3.8 million, respectively, and the amortization of the deferred offering costs associated with that transaction totaled $611,000 and $761,000, respectively, for the nine months ended September 30, 2017 and 2016 and were included in interest expense-Series B Preferred Stock in the accompanying financial statements. There were 30,700 and 32,700 shares outstanding as of September 30, 2017 and 2016, respectively, resulting in the decrease in interest expense. We plan to redeem the entire outstanding amount of the Series B Preferred Stock using a portion of the proceeds from this offering.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges, was $5.9 million for the nine months ended September 30, 2017 compared to $5.6 million for the nine months ended September 30, 2016, an increase of $300,000 or 5.4%. The increase in interest relates to the new debt on the Waterman property drawn in the second quarter of 2016 and the increased number of model homes and related debt. The weighted average interest rate on our outstanding debt was 4.7% as of September 30, 2017 compared to 4.6% as of September 30, 2016.

Gain on Sale of Real Estate Assets, net. For the nine months ended September 30, 2017, we recognized a net gain of approximately $2.3 million due to the sales of Rangewood Medical Office Building, Regatta Square Retail Center, Shoreline Medical Building and 14 model homes. The sale of Rangewood Medical Office Building resulted in a loss of approximately $170,000. The sale of Regatta Square resulted in a gain of approximately $756,000. The sale of the Shoreline Medical Office Building resulted in a gain of approximately $1.3 million. The sale of the 14 model homes resulted in a gain of approximately $350,000. For the nine months ended September 30, 2016, we recognized a gain from the sale of 17 model homes of approximately $622,000, a gain of $831,000 from the sale of a parcel of land and its building at the Yucca Valley Retail and a $668,000 gain from the sale of the Havana Parker Complex.

Income allocated to non-controlling interests. Income allocated to non-controlling interests for the nine months ended September 30, 2017 totaled approximately $415,000 when compared to the income allocated during the nine months ended September 30, 2016 of $103,000.

Results of Operations for the Years Ended December 31, 2016 and 2015

The following discussion over our results of operations for all properties for the years ended December 31, 2016 and 2015 relates to continuing operations, with the exception of the discontinued operations portion.

Revenues. Total revenue was $32.5 million for the year ended December 31, 2016, compared to $24.0 million for the year ended December 31, 2015, an increase of $8.5 million or 35.4%. The increase in rental income as reported in 2016 as compared to 2015 reflects:

•	A net increase in industrial and office properties rental income of approximately $6.4 million as a result of the six property acquisitions made during the third and fourth quarters of 2015;

•	A net increase in model home rental income of approximately $250,000 as a result of 2016 acquisitions;

•	A net increase in rental income due to two early lease termination fees of approximately $450,000; and

•	A net increase in rental income related to same store properties of $1.4 million as a result of increases in rental rates and occupancy. Same store occupancy was at 91.4% and 86.6% as of December 31, 2016 and 2015, respectively.

Rental Operating Costs. Rental operating costs were $10.1 million for the year ended December 31, 2016 compared to $8.5 million for the year ended December 31, 2015, an increase of $1.6 million or 18.8%. Costs associated with properties acquired during the third and fourth quarters of 2015 accounted for $2.2 million of the increase offset by decreases in operating expenses related to bad debt of approximately $200,000 and real estate taxes of approximately $100,000 in 2016 when compared to 2015. Operating expenses associated with the Havana Parker property sold in July 2016 resulted in a $300,000 decrease in operating expenses when comparing year over year. Rental operating costs as a percentage of revenue was 31.2% and 35.5% for the years ended December 31, 2016 and 2015, respectively.

General and Administrative Expenses. G&A expenses were $5.1 million for the year ended December 31, 2016, compared to $4.7 million for the same period in 2015, representing an increase of approximately $400,000 or 8.5%. While these expenses are semi-fixed and do not necessarily correlate to total revenue and remain relatively unchanged year over year, we had an increase due to annual increases in costs related to salaries and professional services. As a percentage of total revenue, our G&A expenses decreased to 15.6% from 19.5% due to the increase in revenue without a corresponding increase in G&A expenses.

Depreciation and Amortization. Depreciation and amortization expenses were $10.3 million for the year ended December 31, 2016, compared to $7.8 million for the year ended December 31, 2015, representing an increase of $2.5 million or 32.1%. Depreciation costs associated with properties acquired during the third and fourth quarters of 2015 accounted for all of this increase.

Asset Impairments. We review the carrying value of each of our real estate properties annually to determine if circumstances indicate an impairment in the carrying value of these investments exists. During 2016, we recognized an impairment charge of $700,000 on the World Plaza property and $248,000 on the Rangewood Medical property. These impairment charges reflect management’s estimate of the fair market value based on sales comps of like property in the same geographical area. There were no impairment changes during 2015.

Interest Expense-Series B Preferred Stock. The Series B Preferred Stock commenced in August 2014 includes a mandatory redemption and therefore is treated as a liability for financial reporting purposes. The dividends paid and accrued and the amortization of the deferred offering costs are considered interest expense for reporting purposes under GAAP. Interest expense, including amortization of the deferred offering costs of $1,014,000 and $951,000, respectively, totaled $6.0 million for the year ended December 31, 2016 compared to $4.8 million for the year ended December 31, 2015. An initial investment of $16.6 million was made during the third quarter of 2014 and an additional investment of $18.4 million was made during the third and fourth quarters of 2015. Dividends paid and accrued totaled $4.9 million and $3.4 million, respectively, for the years ended December 31, 2016 and 2015. We plan to redeem the entire outstanding amount of the Series B Preferred Stock using a portion of the proceeds from this offering.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges, increased by approximately $1.6 million, or 26.7%, to approximately $7.6 million for the year ended December 31, 2016 compared to $6.0 million for the year ended December 31, 2015. Interest expense associated with properties acquired during the third and fourth quarters of 2015 totaled $1.5 million. The weighted average interest rate on our outstanding debt remained at 4.7% at December 31, 2016.

Gain on Sale of Real Estate Assets. For the year ended December 31, 2016, we recognized a net gain due to the sales of 21 model homes for a gain of approximately $687,000, a parcel of land and its building at the Yucca Valley Retail Center for a gain of approximately $831,000 and the Havana Parker Complex for a gain of approximately $668,000, for a total of approximately $2.2 million for the year. For the year ended December 31, 2015, we recognized a net gain due to the sales of eight model homes for a gain of approximately $500,000 and one building at the Yucca Valley Retail Center for a gain of approximately $1.0 million, for a total of approximately $1.5 million for the year.

Income from non-controlling interests. Loss allocated to non-controlling interests for the year ended December 31, 2016 totaled $240,000 when compared to $1.8 million for the year ended December 31, 2015. The self-storage portfolio had two properties that were owned in limited partnerships and substantially all of the income allocated to non-controlling interests in 2015 was due to the gain on sale of the two properties. Approximately $84,000 and $500,000 was attributable to the model home partnerships for the year ended December 31, 2016 and 2015, respectively, that are owned under four limited partnerships of which we have a minority interest.

Liquidity and Capital Resources

Overview

Our future sources of liquidity include existing cash and cash equivalents, cash flows from operations, new mortgages on our unencumbered properties, refinancing of existing mortgages, future real estate sales and the possible sale of additional equity/debt securities. Our available liquidity at September 30, 2017 included cash and cash equivalents of $3.4 million, as well as our potential borrowing capacity under credit facilities that we intend to seek to obtain in connection with the completion of this offering. On June 30, 2017, we exercised our option to extend the redemption date on our Series B Preferred Stock to August 1, 2019 and paid an extension fee of $153,500.

Our future capital needs include paying down existing borrowings, maintaining our existing properties, funding tenant improvements, paying lease commissions (not covered by lender held reserve deposits), monthly payments on the Series B Preferred Stock (which we plan to redeem using a portion of the net proceeds from this offering) and the payment of a competitive distribution to our stockholders. We also are actively seeking investments that are likely to produce income and achieve long term gains in order to pay distributions to our stockholders. To ensure that we are able to effectively execute these objectives, we routinely review our liquidity requirements and continually evaluate all potential sources of liquidity.

Our short-term liquidity needs include paying our current operating costs, satisfying the debt service requirements of our existing mortgages, completing tenant improvements and funding for our distributions to stockholders. During the nine months ended September 30, 2017, our principal debt service was approximately $2.1 million (debt paid off in connection with sales of real estate was $7.8 million) and the cash portion of the distributions to our common stockholders was $2.4 million, while the net cash provided by our operating activities totaled approximately $4.3 million. The remainder of our short term liquidity needs was covered by our cash and cash equivalents. We believe that the cash flow from our existing portfolio and our acquisitions and distributions from joint ventures in model home partnerships will be sufficient to fund our near term operating costs, capital expenditures, debt service costs and the cash portion of distributions to stockholders at the current rate. However, if our cash flow from operating activities is not sufficient to fund our short term liquidity needs, we will fund a portion of these needs from additional borrowings of secured or unsecured indebtedness or we will reduce the rate of distribution to our stockholders.

Our long-term liquidity needs include proceeds necessary to grow and maintain our portfolio of investments. We believe that the potential financing capital available to us in the future is sufficient to fund our long-term liquidity needs. We are continually reviewing our existing portfolio to determine which properties have met our short and long-term goals and reinvesting the proceeds in properties with better potential to increase performance. We expect to obtain additional cash in connection with refinancing of maturing mortgages and assumption of existing debt collateralized by some or all of our real property in the future to meet our long-term liquidity needs. If we are unable to arrange a line of credit, borrow on unencumbered properties, or sell securities to the public we may not be able to acquire additional properties to meet our long-term objectives.

Cash and Cash Equivalents

At September 30, 2017, we had approximately $3.4 million in cash and cash equivalents. Our cash and cash equivalents are held in bank accounts at third party institutions and consist of invested cash and cash in our operating accounts. During 2017 and 2016, we did not experience any loss or lack of access to our cash or cash equivalents. Approximately $2.0 million of our cash balance is intended for capital expenditures on existing properties (net of deposits held in reserve accounts by our lenders). We intend to use the remainder of our existing cash and cash equivalents for acquisitions, general corporate purposes and distributions to our stockholders.

Secured Debt

As of September 30, 2017, we had fixed-rate mortgage notes payable in the aggregate principal amount of $134.0 million relating to our commercial portfolio, collateralized by a total of 21 commercial properties with loan terms at issuance ranging from five to 20 years. The weighted-average interest rate on the mortgage notes payable as of September 30, 2017 was approximately 4.7%, and our debt to estimated market value on these properties was approximately 57.3%.

As of September 30, 2017, we had fixed-rate mortgage notes payable in the aggregate principal amount of $27.4 million relating to our model home portfolio, collateralized by a total of 139 model home properties. These loans generally have a term at issuance of three to five years. The average loan balance per home outstanding and the weighted-average interest rate on these mortgage loans were approximately $226,000 and 4.4%, respectively, as of September 30, 2017, and our debt to estimated value on these properties was approximately 66.5%. We have guaranteed these promissory notes.

Despite the disruptions in the debt market discussed in “Overview” above, we have been able to refinance maturing debts before scheduled maturity dates and we have also not experienced any unusual difficulties financing our acquisitions.

Cash Flows for the nine months ended September 30, 2017 and 2016

Operating Activities

Net cash provided by operating activities increased by approximately $1.8 million to approximately $4.3 million for the nine months ended September 30, 2017 from net cash provided of approximately $2.5 million for the nine months ended September 30, 2016. The primary reason cash provided from operating activities was low during the nine months ended September 30, 2016 was due to paying off approximately $1.3 million in accrued Series B Preferred Stock dividends which were included in account payable and accrued liabilities as of December 31, 2015.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2017 was approximately $3.5 million compared to approximately $8.6 million of cash used in investing activities during the nine months ended September 30, 2016. During the nine months ended September 30, 2017, we purchased 45 model homes for approximately $16.8 million, whereas during the nine months ended September 30, 2016, we purchased 46 model homes for approximately $15.8 million. Additionally, during the nine months ended September 30, 2017, we received proceeds from the sale of two medical buildings and one retail building totaling approximately $13.3 million and the sale of 14 model homes for approximately $3.2 million. During the nine months ended September 30, 2016, we received proceeds from the sale of 17 model homes totaling $5.1 million and sold a parcel of land and its building for $1.3 million and the Havana Parker Complex for approximately $3.3 million.

We currently project that we could spend up to $2.0 million (net of deposits held in reserve accounts by lenders) on capital improvements, tenant improvements and leasing costs for properties within our portfolio on an annual basis. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to the properties. We may spend more on capital expenditures in the future due to rising construction costs and the anticipated increase in property acquisitions. Tenant improvements and leasing costs may also fluctuate in any given year depending upon factors such as the property, the term of the lease, the type of lease, the involvement of external leasing agents and overall market conditions.

Financing Activities

Net cash used in financing activities during the nine months ended September 30, 2017 was approximately $500,000 compared to cash provided of approximately $4.3 million for the nine months ended September 30, 2016 primarily due to refinancing two properties in the prior year for approximately $8.2 million. During the nine months ended September 30, 2017, we redeemed 2,000 shares of Series B Preferred Stock for $2.0 million, compared to 2,300 shares redeemed during the nine months ended September 30, 2016 totaling $2.3 million.

Cash Flows for the years ended December 31, 2016 and 2015

Operating Activities

Net cash provided in operating activities for the year ended December 31, 2016 and 2015 remained relatively consistent at approximately $3.7 and $3.8 million, respectively. Net cash flow from the six acquisitions that occurred between August and December 2015 and the $450,000 early lease termination fee received represented an increase in cash flows offset by the payment of the accrued dividends related to the Series B Preferred Stock of $1.3 million during the year ended December 31, 2016 when compared to the year ended December 31, 2015.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2016 was $16.5 million compared to $36.3 million of cash used in the year ended December 31, 2015. During the year ended December 31, 2016 we purchased 65 model homes for $23.7 million and received proceeds from the sales of 21 model homes totaling $6.4 million, sold a parcel of land and its building for $1.3 million and the Havana Parker Complex for $3.3 million. We incurred approximately $1.2 million in selling and other costs associated with these sales. During the year ended December 31, 2015, we sold all of its self-storage facilities for $36.0 million and incurred $2.0 million in selling costs associated with the sale.

We currently project that we could spend up to $2.0 million (net of deposits held in reserve accounts by lenders) on capital improvements, tenant improvements and leasing costs for properties within our portfolio on an annual basis. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to the properties. We may spend more on capital expenditures during in the future due to rising construction costs and the anticipated increase in property acquisitions. Tenant improvements and leasing costs may also fluctuate in any given year depending upon factors such as the property, the term of the lease, the type of lease, the involvement of external leasing agents and overall market conditions.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2016 was $9.3 million compared to cash provided of $33.5 million for the year ended December 31, 2015. The decrease is primarily due to paying $2.3 million for redeeming 2,300 shares of the Series B Preferred Stock during 2016 and receiving $18.2 million of proceeds from the issuance of the Series B Preferred Stock during the year ended December 31, 2015 offset by mortgage activities during the same period.

Off-Balance Sheet Arrangements

As of September 30, 2017 and December 31, 2016, we do not have any off-balance sheet arrangements or obligations, including contingent obligations.

Non-GAAP Supplemental Financial Measures

Funds From Operations

Management believes that Funds From Operations (“FFO”) is a useful supplemental measure of our operating performance. We compute FFO using the definition outlined by the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines FFO as net income (loss) in accordance with accounting principles generally accepted in the United States (“GAAP”), plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets) reduced by gains and losses from sales of depreciable operating property and extraordinary items, as defined by GAAP. Other REITs may use different methodologies for calculating FFO and, accordingly, our FFO may not be comparable to other REITs. Because FFO excludes depreciation and amortization, gains and losses from property dispositions that are available for distribution to stockholders and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income. In addition, our management team believes that FFO provides useful information to the investment community about our financial performance when compared to other REITs since FFO is generally recognized as the industry standard for reporting the operations of REITs. However, FFO should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties which are significant economic costs and could materially impact our results from operations.

Modified Funds From Operations

We define Modified Funds From Operations (“MFFO”), a non-GAAP measure, consistent with the Investment Program Association’s (“IPA”) Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REIT Modified Funds From Operations (the “Practice Guideline”), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above-market and below-market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above-market and below-market leases, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

The following table presents our FFO and MFFO for the three and nine months ended September 30, 2017:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Net loss	$(1,776,547)	$(1,990,030)	$(2,770,934)	$(4,005,415)
Adjustments:
Loss attributable to noncontrolling interests	200,181	81,534	415,009	102,890
Depreciation and amortization	2,399,307	2,564,211	7,346,640	7,723,372
Impairment of real estate	—	700,000	—	700,000
Gain on sale of real estate assets	(210,372)	(732,908)	(2,237,423)	(2,121,453)

FFO	$612,569	$622,807	$2,753,292	$2,399,394

Straight-line rent adjustment	(135,037)	(258,254)	(452,427)	(660,705)
Amortization of above and below market leases, net	(49,769)	(65,525)	(161,869)	(206,531)
Restricted stock compensation	136,920	129,534	410,760	388,602
Amortization of financing costs	213,667	346,213	956,957	1,081,520
Real estate acquisition costs	28,028	28,935	66,355	56,016

MFFO	$806,378	$803,710	$3,573,068	$3,058,296

The following table presents our FFO and MFFO for the years ended December 31, 2016 and 2015:

	For the Year Ended December 31,
	2016	2015
Net loss attributable to Presidio Property Trust, Inc. common stockholders	$(5,812,485)	$(3,818,692)
Adjustments:
Income attributable to noncontrolling interests	241,402	1,791,194
Depreciation and amortization (including discontinued operations)	10,256,185	7,950,563
Asset impairment	948,053	—
Gain on sale of real estate assets (including discontinued operations)	(2,186,481)	(6,243,640)

FFO	$3,446,674	$(320,575)

Straight line rent adjustment	(958,853)	(453,528)
Amortization of above and below-market leases, net	(285,827)	43,578
Amortization of restricted stock compensation	520,578	464,827
Amortization of financing costs	1,447,021	1,536,437
Real estate acquisition costs	145,040	348,414

MFFO	$4,314,633	$1,620,145

No conclusion or comparisons should be made from the presentation of these figures.

Same-Store Property Operating Results for the three and nine months ended September 30, 2017 and 2016

The table below presents the operating results for our commercial rental properties owned as of January 1, 2016 for each of the three and nine months ended September 30, 2017 and 2016, thereby excluding the impact on our results of operations from the real estate properties acquired subsequently. The table below excludes model home operations as the rental rates do not fluctuate during the term of the lease and there are no operating expenses. Income from discontinued operations from the self-storage portfolio are not included. We believe that this type of non-GAAP financial measure, when considered with our financial statements prepared in accordance with GAAP, allows investors to better understand our operating results. Properties are included in this analysis if they were owned and operated for the entirety of both periods being compared. Further, same-property operating results is a measure for which there is no standard definition and, as such, it is not consistently defined or reported on among our peers, and thus may not provide an adequate basis for comparison between REITs.

We evaluate the performance of its same-store property operating results based upon net operating income from continuing operations (“NOI”), which is a non-GAAP supplemental financial measure. We define NOI as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance and provision for bad debt) less interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, asset management fees and corporate general and administrative expenses. We believe that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

	For the Three Months Ended September 30,		Variance		For the Nine Months Ended September 30,		Variance
	2017	2016	$	%	2017	2016	$	%
Rental revenues	$7,053,463	$7,016,649	$36,814	0.5%	$21,351,285	$20,416,346	$934,939	4.6%
Rental operating costs	2,570,987	2,177,697	393,290	18.1%	7,219,169	6,355,950	863,219	13.6%
Net operating income	$4,482,476	$4,838,952	$(356,476)	-7.4%	$14,132,116	$14,060,396	$71,720	0.5%
Operating Ratios:
Number of same properties	22	22			22	22
Same-property occupancy, end of period	89.1%	91.2%		-0.2%	89.1%	91.2%		-0.2%
Same-properties operating costs as a percentage of total revenues	36.4%	31.0%		5.4%	33.8%	31.1%		2.7%

Overview

Same-store property NOI decreased 7.4% for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. The decrease in NOI was due to an 18.1% increase in rental operating costs related to increases in real estate taxes in Colorado due to property value reassessments of approximately $317,000. Without these increases, same store NOI would have decreased 0.08%. We typically pass through most expenses of real estate taxes to tenants as part of our lease agreements, and so expect to largely recoup these taxes from tenants in subsequent periods. While rental revenues remained consistent for the three months ended September 30, 2017 when compared to the same quarter in 2016, rental rates increased as evidenced by the leasing spreads discussed below. The net impact on rental revenue was an increase of 0.5% as the increases in rental rates were offset by the loss of a major tenant at the Shea property.

Same-store property NOI increased 0.5% for the nine months ended September 30, 2017 as compared to the corresponding period in 2016 as evidenced by the increase in rental revenues of 4.6% offset by increases in rental operating costs of 13.6%. The increases in rental revenues was due to an increase in rental rates. The increase in rental operating costs during the nine months ended September 30, 2017 when compared to the nine months ended September 30, 2016 was due to an increase in real estate taxes in Colorado of approximately $514,000 due to property value reassessments, an increase in bad debt expense of approximately $78,000, an increase in utilities of approximately $72,000 and approximately $182,000 in maintenance costs.

Leasing

Our same-store property results are primarily driven by increases in rental rates on new leases and lease renewals and changes in portfolio occupancy. Over the long-term, we believe that the infill nature and strong demographics of our properties provide us with a strategic advantage, allowing us to maintain relatively high occupancy and increase rental rates. We have continued to see signs of improvement for many of our tenants as well as increased interest from prospective tenants for our spaces. While there can be no assurance that these positive signs will continue, we remain cautiously optimistic regarding the improved trends we have seen over the past few years. We believe the locations of our properties and diverse tenant base mitigate the potentially negative impact of a poor economic environment. However, any reduction in our tenants’ abilities to pay base rent, percentage rent or other charges, may adversely affect our financial condition and results of operations.

During the three months ended September 30, 2017, we signed nine comparable leases (one new lease and eight renewals) for a total of 32,366 square feet of comparable space leases, at an average rental rate increase of 1.7% on a cash basis and an average rental increase of 10.0% on a straight-line basis. Renewals for comparable office spaces were signed for 31,244 square feet at an average rental rate increase of 2.6% on a cash basis and increase of 11.2% on a straight-line basis.

Same-Property Operating Results for the years ended December 31, 2016 and 2015

The table below presents the operating results for our commercial rental properties owned as of January 1, 2015 for the years ended December 31, 2016 and 2015, thereby excluding the impact on our results of operations from the real estate properties that we acquired subsequent to December 31, 2016. The table below excludes model home operations as the rental rates do not fluctuate during the term of the lease and there are no operating expenses. Income from discontinued operations from the self-storage portfolio are not included. We believe that this type of non-GAAP financial measure, when considered with our financial statements prepared in accordance with GAAP, is useful to investors to better understand our operating results. Properties are included in this analysis if they were owned and operated for the entirety of both periods being compared. Further, same-property operating results is a measure for which there is no standard definition and, as such, it is not consistently defined or reported on among our peers, and thus may not provide an adequate basis for comparison between REITs.

	For the Year Ended December 31,		Variance
	2016	2015	$	%
Rental revenues	$20,596,006	$19,192,129	$1,403,877	7.3%
Rental operating costs	7,054,417	7,367,725	(313,308)	-4.3%
Net operating income	$13,541,589	$11,824,404	$1,717,185	14.5%
Operating Ratios:
Number of same properties	18	18
Same-property occupancy, end of period	90.9%	87.1%		3.8%
Same-properties operating costs as a percentage of total revenues	34.3%	38.4%		-4.1%

Overview

Same-store property NOI increased for the year ended December 31, 2016 as compared to the corresponding period in 2015 as evidenced by the increase in rental revenues of 7.3% and same-store NOI of

14.5%. The improvement in rental revenues was partially due to two lease termination fees of approximately $450,000 and other non-recurring income of approximately $232,000. The remainder of the increase was due to increases in rental rates and occupancy during the period. Without these non-recurring items, same-store NOI would have been approximately $12.9 million, an increase of 8.8% when compared to 2015. Rental operating costs as a percentage of total revenues decreased approximately 4.1% for the year ended December 31, 2016 when compared to the year ended December 31, 2015. We incurred approximately $236,000 in bad debt expense for the year ended December 31, 2015 as compared to no bad debt expense during the year ended December 31, 2016.

Leasing

During the year ended December 31, 2016, we signed 98 leases (36 new leases and 62 renewals) for a total of 370,810 square feet of space leases, of which 286,720 square feet related to comparable leases. Comparable leases signed had an average rental rate increase of 8.5% on a cash basis and an average rental increase of 20.6% on a straight-line basis. New office leases for comparable spaces were signed for 49,720 square feet at an average rental rate increase of 17.4% on a cash basis and an average rental rate increase of 22.0% on a straight-line basis. Renewals for comparable office spaces were signed for 237,000 square feet at an average rental rate increase of 6.8% on a cash basis and increase of 20.3% on a straight-line basis. Non comparable new leases were signed for 84,090 square feet.

Impact of Downtime and Rental Rate Changes

The downtime between a lease expiration and a new lease commencement, typically ranging from six to 24 months, can negatively impact total NOI and same property NOI. In addition, office leases, both new and lease renewals typically contain upfront rental and/or operating expense abatement periods which delay the cash flow benefits of the lease even after the new lease or renewal has commenced. If we are unable to replace expiring leases with new or renewal leases at rental rates equal to or greater than the expiring rates, rental rate roll downs can also negatively impact total NOI and same property NOI comparisons. This was the case for all leases entered into prior to 2008 the start of the recession. Most of our leases were less than seven years in duration and therefore the rental rate roll downs should not have a significant effect on future years. Our geographically diverse portfolio model results in rent roll ups that can fluctuate widely on a market by market basis; however, given the large volume of leasing activity over the last several years, we estimate that our portfolio, taken as a whole, is currently at market. Total NOI and same property NOI comparisons for any given period may still fluctuate as a result of rent roll ups and roll downs, however, depending on the leasing activity in individual geographic markets during the respective period.

MARKET OVERVIEW

Market Opportunity

The U.S. economy has experienced consistent economic expansion and job growth since the 2008 recession. GDP has increased at an annualized rate of 1.9% between 2009 and 2016. Total office employment in the United States has increased from 49.4 million in September 2009, its post-recession low, to 54.2 million in June 2017, according to the Bureau of Labor Statistics. Our business strategy is driven by the forecasted continued U.S. economic growth, which we believe will continue to drive occupancy and rental rate increases. Further, our strategy focuses on non-gateway markets, which we believe present opportunities for above-average economic growth as well as the ability to achieve attractive asset pricing with little new supply.

Our investment focus is on select markets which we believe contain the favorable demographic and business attributes to drive economic growth and the demand for institutional quality real estate. Our target markets include Columbus, Kansas City, Minneapolis, Salt Lake City, Colorado Springs, Denver and San Diego.

Economic Trends

According to the US Department of Commerce, the U.S. economy is continuing to grow in the first half of 2017. GDP grew at an annualized 3.0% rate in the second quarter of 2017. Consensus estimates are for GDP growth of 2.7% in the second half of 2017 with the United States Congressional Budget Office (“CBO”) forecasting GDP growth of 2.0% in 2018 and 1.6% in 2019. The CBO expects that these increases in U.S. GDP will spur businesses to maintain and or grow hiring rates, which will continue to push down the unemployment rate and raise the rate of participation in the labor force. In particular, the CBO projects that the unemployment rate will maintain a range of 4.4% to 5.0% over the next eleven years.

Quarterly Change in Total Office Employment

(Source: Bureau of Labor Statistics)

As GDP has continued steady growth since the recession, both employers and employees have sought markets that provide affordable and attractive urban environments. Demand fundamentals for office and industrial properties remain positive, supported by continued improvement of the U.S. economy with a generally strong labor market which will continue to drive demand growth. Since the recession, there has been a significant change in the way real estate is consumed, which is disproportionally positively effecting non-gateway markets.

Affordability concerns have slowed relative job growth in gateway markets and provided additional growth in regionally dominate markets.

The growth of supply of office and industrial properties has remained below historical averages. New supply of properties is primarily being delivered in gateway markets with rents in regional markets typically not able to justify new development. We believe that limited new supply of office and industrial properties in dominant regional markets in conjunction with continued job growth will increase rental rates.

Construction Starts Fall Below the Long-Term Average for the Second Consecutive Quarter

(Source: JLL)

U.S. Economic Outlook

According to forecasts by the CBO, inflation-adjusted U.S. GDP grew by 1.6% in 2016 and is expected to grow 2.2% in 2017, 2.1% in 2018, and 1.8% in 2019. The CBO expects that these increases in U.S. GDP will spur businesses to maintain and or grow hiring rates, which will continue to push down the unemployment rate and raise the rate of participation in the labor force. In particular, the CBO projects that the unemployment rate will maintain a range of 4.4% to 5.0% over the next 11 years. Overall, the CBO anticipates that over the next decade, inflation-adjusted U.S. GDP will increase at an average annual pace of 1.9%. We expect that increased employment will lead to increased consumer spending, further enhancing the demand for warehouse space, particularly in an e-commerce retail environment.

Office Real Estate Fundamentals

Overview

According to CBRE, office real estate demand is going to see continued growth through 2017 as job growth remains at a consistent pace. In the second quarter of 2017, year over year asking rents grew at 4.1% with the national vacancy rate at 13.0%. According to Colliers, the greatest vacancy declines in the first half of 2017 were in non-gateway markets. Office property sales were down 15.0% in gateway markets in the second quarter of 2017 while secondary markets saw a 10.0% increase in transactions. We believe this shift of transaction volume to non-gateway markets is driven by the higher initial returns available outside of gateway markets. We believe that office demand is highly correlated to job growth, with CBRE reporting the highest net absorption concentrated in the high job growth markets of the West and South.

U.S. Metro Rent Growth and Vacancy Rate

(Source: CBRE)

New construction continues to be focused on gateway markets, where asking rents may justify the cost of new space. Data from CBRE shows that in the first half of 2017, 47.0% of new supply is located in five major markets: Manhattan, San Francisco, Washington D.C., San Jose and Seattle. Total properties under construction in our target markets represents 8.1% of new supply. We believe that strengthening job growth in non-gateway markets in conjunction with limited new supply of properties will increase demand for office properties in many U.S. markets.

U.S. Metro Office Supply and Demand

(Source: CBRE)

Share of Metro under Construction

(Source: CBRE)

We believe that office demand is highly correlated to job growth, with CBRE reporting the highest net absorption concentrated in the high job growth markets of the West and South. The following table outlines the markets with the highest job creation:

Capitalization rates for office properties were unchanged in the first half of 2017, according to CBRE market survey. Average Cap rates were 6.66% nationally for metro central business district office properties including an average 4.56% cap rate for Class AA rated properties in gateway markets. We believe that cap rates in select secondary markets will provide higher initial returns on cost with cap rate compression as investors seek higher returns than can be achieved in gateway markets.

U.S. Office Suburban - Historical Cap Rates by Class

(Source: CBRE)

Industrial Real Estate Fundamentals

Overview

According to CBRE, industrial real estate demand remained strong through the second quarter of 2017. Net absorption was 58.3 million square feet representing the 29th consecutive quarter of positive user demand. National rental rates grew 6.6% year-over-year in the second quarter of 2017. New construction has lagged leasing demand throughout the recovery; CBRE reports during the second quarter of 2017 new development was down 6.8% quarter-over-quarter. We believe that while construction starts continue to remain limited and economic demand drivers continue to power absorption, industrial fundamentals will continue to strengthen.

U.S. Industrial Supply and Demand

(Source: CBRE)

Industrial real estate is expected to continue to benefit from the positive economic trends, including job growth and growing consumer spending and an associated increase in the manufacturing sector. We believe that continued positive trends in the broader economy will drive rental increase and demand for industrial properties.

Tight Labor Market Generates Consumer Confidence	U.S. Industrial Rent Growth

(Source: Federal Reserve Bank of St. Louis)	(Source: CBRE)

The adaptation of consumers to on-line commerce has driven demand for logistics properties. Additionally, developing trends point to a strong near-to medium-term outlook for the light industrial sector representing properties smaller than 200,000 square feet, according to CBRE. Consumer demand for next day delivery is translating into smaller regional facilities that can provide next day fulfillment of goods. We believe that millennials who are migrating to regional growth markets are increasing the demand for e-commerce next day delivery, which will have a positive effect on industrial property demand.

Increased e-commerce has a positive impact on warehouse demand, as it tends to transfer retail tenants to warehouses. According to the U.S. Census Bureau, U.S. e-commerce totaled $111.5 billion in the second quarter of 2017, a 4.8% growth from the first quarter of 2017. E-commerce represented 8.9% of total retail sales in the second quarter of 2017, with the percentage of retail sales having grown 16.2% since the second quarter of 2016. We believe that consumer preferences will continue to increase the percentage of e-commerce transactions increasing the number of required warehouse and logistics properties required to fulfill demand. With the massive increase in online sales over the past 15 years, e-commerce companies have had to make major investments in infrastructure and facilities to keep pace with demand. This trend is expected to continue, as online sales keep growing with traditional brick and mortar retailers employing multi-channel sale strategies. Additionally, this emergence of e-commerce and the growth of internet retailers and wholesalers are expanding the universe of tenants seeking industrial space in our target markets, which should drive demand and rent growth into the future.

Growth in manufacturing and infrastructure spending is also driving demand for industrial real estate. The Institute for Supply Management business survey index rose 2.9% in June 2017 with projected revenue growth of 4.4% for 2017. With consumer spending increasing, and energy prices and labor costs down, we believe that the fundamentals support a sustained resurgence in domestic manufacturing. The increased growth in manufacturing will continue to drive demand for warehouse and industrial properties. We believe that the continued growth in demand for industrial properties and the limited growth in new construction will have a positive impact on our industrial properties.

Our Target Markets

We seek to invest in commercial properties in regionally dominant markets that we believe will outperform other markets due to attractive growth dynamics driven in party by economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek regionally dominant markets that are typically not the primary focus of large institutional investors and other REITs. Our target markets feature the physical and intellectual infrastructure to attract and retain the human capital that drives a knowledge-based economy with less emphasis on production and greater focus on ideas and information. Our markets typically have strong public policy initiatives designed to enhance economic growth, such as low cost centers for business, transportation infrastructure, walkable urban centers, significant cultural attractions, quality of life services, connectivity, and technology. We seek markets that also have key components of human capital development and retention, such as research universities, healthcare centers, financial services industries, software development, and media companies.

Within our target markets, we expect to primarily focus on acquiring office and industrial properties with a purchase price between $10 million and $30 million in order to limit competition from both large and well capitalized buyers focused on core markets. We believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $10 million.

The growth in jobs since the recession has not been spread evenly across the country. We believe that secondary and tertiary metropolitan areas have stable and growing segments of the economy, such as technology, and are creating jobs at a faster rate than the nation as a whole. As companies continue to look for ways to reduce costs in the wake of the recession, more jobs seem to be shifting to areas with lower costs of living, doing business, and real estate. Our target markets include areas meeting these criteria.

We are currently considering commercial property acquisitions in the following target markets:

Colorado Springs

Colorado Springs, Colorado has an economy that is primarily driven by the five military installations in the area as well as other prominent industries, including aerospace, cybersecurity, IT and medical innovation. The city has seen an increase in net absorption since 2015 due to stronger tenant demand, before seeing a decrease in the second quarter of 2017 due to one large tenant leaving the market. The city is becoming the center of the burgeoning cybersecurity industry with the recent additions of the National Cybersecurity Center and the Air Force Academy’s Cyberworx Center. Currently, we own six properties in Colorado Springs: Garden Gateway Plaza, Executive Office Park, The Presidio, Union Town Center, Research Parkway, and Centennial Technology Center. When accounting for affordability, the economy, education and health, quality of life and safety, Wallethub ranks Colorado Springs as the fifth best city to live in the country.

Bureau of Labor Statistics data for December 2016 put total office employment up 3,600 jobs from 12 months earlier (1.6%) and up 8,800 jobs from 24 months earlier (3.9%).

(Source: Bureau of Labor Statistics)

Colorado Springs Office Market

Net absorption has been positive from 2013 through the first quarter of 2017. In the second quarter of 2017, a large tenant left the market leading to negative net absorption. Office rents and market vacancy have been stable since 2013.

Colorado Springs Industrial Market

Net absorption has exceeded new supply from 2013 through the first half of 2017. Industrial rents have shown steady growth with declining office vacancy rates.

Columbus

Columbus, Ohio has enjoyed substantial gains in employment in the past five years, as approximately 150 companies have moved into the area. We believe these employers were likely drawn to the highly educated workforce supported with over 50 college and university campuses located in the area. Additionally, a young demographic—nearly 20% of residents fall in range of ages 25-34—has driven the city’s technology sector, which is ranked in the top 20 in the United States by Cushman & Wakefield. The performance of the technology sector is largely attributable to a high proportion of the workforce being enlisted in knowledge-based occupations—the city ranked as having the eleventh largest share of the workforce in knowledge-based occupations in the country according to the Bureau of Labor Statistics. The growth in technology sector employment has resulted in a high proportion of the workforce being enlisted in knowledge-based occupations. Cap rates for office buildings range from 8.5% for Class A buildings to 9.0% for Class B buildings.

Bureau of Labor Statistics data for December 2016 put total office employment in Columbus up 26,800 jobs from 12 months earlier (2.5%) and up 42,100 jobs from 24 months earlier (4.0%).

(Source: Bureau of Labor Statistics)

Columbus Office Market

Net absorption has outpaced new construction leading to low vacancy rates in the market, coupled with rising rents since 2011. CBRE projects that new construction will begin to outpace net absorption leading to higher vacancy rates along with rents increasing at a low rate.

Columbus Industrial Market

Net absorption has outpaced new construction leading to low vacancy rates in the market, coupled with slow rising rents since 2012. CBRE projects that new construction will begin to outpace net absorption until 2020 leading to higher vacancy rates before leveling out. After a high rent jump in 2017 and 2018, CBRE projects rental rates will increase slowly.

Denver

Denver, Colorado has benefitted from a young population base; millennials make up its largest age demographic. According to Cushman & Wakefield, the city has a technology tech market, ranking number eight in the country. The tech market is driven by a well-educated workforce, which has the highest share of workforce with a bachelor’s degree or higher according to Moody’s and the US Census. Considering future prospects, office-using employment is expected to increase with CBRE ranking Denver in the top 20 in the country. Cap rates for office buildings range from 6.3% for Class A buildings to 7.0% for Class B. Currently, we own five properties in Denver: Union Terrace, Arapahoe Service Center, Highland Court, One Park Centre, and Shea Center II.

Bureau of Labor Statistics data for December 2016 put total office employment up 35,300 jobs from 12 months earlier (2.4%) and up 85,000 jobs from 24 months earlier (5.9%).

(Source: Bureau of Labor Statistics)

Denver Office Market

Net absorption had outpaced new construction leading to low vacancy rates in the market until 2016, when new construction outpaced net absorption. Rental growth had been high in Denver staying above 5.0% per year from 2011 to 2014 until slowing down in 2015 and 2016 to 4.4% and 2.7% growth, respectively. CBRE projects a high supply of new construction that will lead to high vacancy rates until 2019; new construction will slow down after 2019 leading to slowly decreasing vacancy rates. Due to the new supply, rental rates are expected to decrease until 2020; rental rates will increase at a slow rate thereafter.

Denver Industrial Market

Net absorption had significantly outpaced new construction from 2011-2015 until the emergence of new supply in the market causing vacancy rates to increase. CBRE projects this trend to continue until 2021 where vacancy rates would remain flat. Rental rates have increased on average by 5.8% per year since 2011. Moving forward, CBRE expects rental rates to see strong growth in 2017 and 2018, before growing at a slower rate.

Kansas City

Kansas City, Missouri has seen net migration come into the city with the population increasing 4.7% since 2010. In recent years, the office trends have improved with net absorption outpacing the new supply in the market. The city is expecting high levels of office rent growth in the future, with CBRE ranking the city eighth in the United States in office-using job growth. Kansas City has a growing tech market, ranking in the top 25 according to Cushman & Wakefield, with a solid share of its workforce having a Bachelor’s Degree of higher, ranking in the top 20 in the country according to Moody’s and the U.S. Census. Cap rates for office buildings range from 7.5% for Class A buildings to 8.5% for Class B buildings.

Bureau of Labor Statistics data for December 2016 put total office employment up 13,800 jobs from 12 months earlier (1.8%) and up 28,400 jobs from 24 months earlier (3.8%).

(Source: Bureau of Labor Statistics)

Kansas City Office Market

Net absorption has outpaced new construction leading to low vacancy rates in the market, while rents have increased since 2011. CBRE projects vacancy rates to continue going down in 2017 before an increase in new construction that will begin to outpace net absorption leading to higher vacancy rates. Rent is expected to increase significantly in 2017 and 2018 before slowing down and increasing at lower rates.

Kansas City Industrial Market

Net absorption had outpaced new construction leading to low vacancy rates in the market before 2016 when a significant amount of supply led to higher vacancies. Rent has remained relatively flat since 2011. CBRE projects that new construction and net absorption should be relatively equal leading to future flat vacancy rates. CBRE expects rental growth to increase at a slow rate.

Minneapolis

Minneapolis, Minnesota has experienced high net absorption rates coupled with decreasing vacancy rates since the end of the economic recession. Unemployment has fallen to 3.3%, well below the national average, and the job market is continuing to grow at an annual pace of 2.7%. The city has a well-educated workforce in knowledge occupations, ranking eighth in the United States according to Moody’s and the U.S. Census, with large employers in the city including General Mills, 3M and Target, causing us to believe that there will be a continued strong demand for office-using employment activities. Minneapolis is an affordable place to live, when adjusting for rent to median household income, with Wallethub ranking Minneapolis as a top ten best city to live in. Additionally, Minneapolis has an established technology market, ranked eleventh in the country according to Cushman & Wakefield, while having an educated workforce ranking in the top 20 for tech talent in the market according to CBRE. Cap rates for office buildings range from 7.0% for Class A buildings to 8.0% for Class B buildings.

Bureau of Labor Statistics data for December 2016 put total office employment up 28,200 jobs from 12 months earlier (1.4%) and up 48,000 jobs from 24 months earlier (2.4%).

(Source: Bureau of Labor Statistics)

Minneapolis Office Market

Net absorption has outpaced new construction leading to lower vacancy rates in the market, coupled with rising rents especially in 2015 and 2016. CBRE projects new construction and net absorption to remain balanced leading to flat vacancy rates, along with rents increasing at a low rate.

Minneapolis Industrial Market

Net absorption had outpaced new construction leading to low vacancy rates in the market, coupled with fluctuating rent prices since 2011. CBRE projects that new construction will begin to outpace net absorption leading to higher vacancy rates until 2021 when net absorption will outpace new construction. The overall impact is a small increase in vacancy rates. CBRE expects rent prices to remain flat.

Salt Lake City

Salt Lake City, Utah has attracted high net in-migration of educated workers with the city’s self-described “live-work-play” culture. Salt Lake City has seen strong job growth of 7.0% since June 2015 and maintains a low unemployment rate of just 3.4%. The metro area is a regional power in the technology space, ranking 24th in the country according to Cushman & Wakefield, driven off the city’s venture capital activity, ranked 13th in the country by PitchBook, and its share of the workforce in knowledge occupations, ranked ninth in the country by the Bureau of Labor Statistics. Moving forward, CBRE expects Salt Lake City to continue seeing future office-using job growth, ranking in the top 15 in the United States. Cap rates for office buildings range from 7.0% for Class A buildings to 7.5% for Class B buildings.

Bureau of Labor Statistics data for December 2016 put total office employment up 24,100 jobs from 12 months earlier (3.5%) and up 46,500 jobs from 24 months earlier (6.8%).

(Source: Bureau of Labor Statistics)

Salt Lake City Office Market

Net absorption has outpaced new construction leading to low vacancy rates in the market, coupled with rising rents. CBRE projects that new construction will significantly increase in 2017. After 2017, CBRE expects new construction to outpace net absorption albeit at a lower rate. Rental growth is expected to increase in 2017 before slowing down in 2018-2022.

Salt Lake City Industrial Market

Net absorption has outpaced new construction leading to lower vacancy rates in the market, coupled with a significant increase in rents since 2011. Moving forward, CBRE projects new construction will begin to outpace net absorption until 2020, when net absorption will increase resulting in a decreasing vacancy rate. Rental rates are expected to increase at a moderate rate in 2017 and 2018 until rates flatten out moving forward.

San Diego

San Diego, California is home to a young, educated population due, in part, to the area’s ability to attract millennials through higher education opportunities and big-city amenities. San Diego has a strong military presence, as the U.S. Navy and Marine Corps have seven military bases stationed in the metropolitan area. In terms of future real estate growth, Cushman & Wakefield forecasts the city’s vacancy rate will be one of the ten lowest in the United States with rental growth ranking in the top 25 in the country. San Diego also has a developed technology market with Cushman & Wakefield ranking it ninth in the country driven partially by its venture capital activity, which PitchBook ranks as sixth in the country. Cap rates for office buildings range from 6.3% for Class A buildings to 6.5% for Class B buildings. Currently, we own four properties in San Diego: Pacific Oaks Plaza, Morena Office Center, Genesis Plaza, and Port of San Diego Complex.

Bureau of Labor Statistics data for December 2016 put total office employment up 32,900 jobs from 12 months earlier (2.0%) and up 68,000 jobs from 24 months earlier (4.2%).

(Source: Bureau of Labor Statistics)

San Diego Office Market

Since 2011, factors such as limited new construction, an increase in demand and an increase in employment have led to decreasing vacancy rates in the region. CBRE projects new construction to remain low until 2019, when new construction is expected to outperform net absorption leading to gradually increasing vacancy rates. Rental growth is expected to continue growing at an average rate of 3.9% per year until 2022.

San Diego Industrial Market

A lack of new construction coupled with high net absorption and rising rents—increasing 6.4% in the last three years—has to led to dramatically decreasing vacancy rates. CBRE projects that new construction will begin to outpace net absorption leading to higher vacancy rates until 2021. Rental growth is expected to increase at a moderate rate of 2.5% per year moving forward.

In addition to the above target markets, we will also consider acquisitions in other cities possessing similar economic drivers.

Limited New Supply

Despite rising office employment in the United States, the construction of new office buildings has been relatively low since the 2008 recession by historical standards. While a limited number of projects have been completed in our target markets, we believe there has been limited speculative office development over the last several years because current rental rates do not generally support new development. We believe the combination of job growth and limited new construction is likely to decrease vacancy and increase rental rates in our target markets.

Lower Concentration of Institutional Competitors

We believe there is a relatively low level of participation of large institutional investors in our target markets because they have generally concentrated on gateway markets and major metropolitan areas. For example, public REITs own no office or industrial properties in Fargo and only six properties in Colorado Springs and 30 properties in Salt Lake City. We believe that the relatively low level of participation by public REITs and other institutional investors in our target markets has caused acquisition prices to be lower and cap rates to be higher than in the gateway markets and other major metropolitan areas.

BUSINESS AND PROPERTY

You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk Factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a self-managed Maryland corporation originally formed in California in 1999 and reincorporated in Maryland in 2010. We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” Our current portfolio consists of 1,691,000 square feet comprised of 15 office properties, two industrial properties and five retail properties, which we refer to collectively as our commercial portfolio. In addition, we also own interests, through our subsidiaries, in 139 model homes subject to triple-net leases with well-established residential home builders. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties, and have been actively managing the portfolio to transition out of retail properties. Our commercial properties are currently located in Southern California, Colorado, and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is highly diversified and consists of approximately 275 individual commercial tenants with an average remaining lease term of approximately 2.4 years as of September 30, 2017. As of September 30, 2017, no commercial tenant represented more than 5.0% of our annualized base rent, while our ten largest tenants represented approximately 24.8% of our annualized base rent. In addition, our commercial property tenant base has limited exposure to any single industry.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality office and industrial properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we can diversify by geography, builder size, and model home purchase price.

Our co-founder, Chairman, President and Chief Executive Officer is Jack Heilbron, a 38-year veteran in real estate investing, including eight years with Excel Realty Trust, Inc., previously an NYSE-listed retail REIT, and one of its predecessor companies, The Investors Realty Trust, prior to founding Presidio Property Trust, Inc. Together with our former Chief Financial Officer and Treasurer, Ken Elsberry, Mr. Heilbron founded both Presidio Property Trust, Inc. and Clover Income and Growth REIT, Inc., a private REIT focused on retail mixed-use properties. During Mr. Heilbron’s tenure at these three companies, Mr. Heilbron oversaw the investment of substantial real estate assets and saw Clover Income and Growth REIT liquidate at a substantial gain to investors. Our model home division is led by Larry Dubose, a pioneer in the industry who has over 30 years of experience acquiring, financing, managing, and operating model home sale-leasebacks with builders throughout the nation. Our senior management team also includes Gary Katz, Kathryn Richman, and Adam Sragovicz, each of whom has over 20 years of diverse experience in various aspects of real estate, including both commercial and residential, management, acquisitions, finance and dispositions. We believe this industry experience and depth of relationships provides us with a significant advantage in sourcing, evaluating, underwriting and servicing our investments.

Our Portfolio

Our current portfolio consists of 22 commercial properties located in Southern California, Colorado, and North Dakota, and 139 model home properties located throughout the United States, with the majority located in Florida and Texas. This geographical clustering has enabled us to reduce our operating costs and gain efficiencies through economies of scale by managing a number of properties with reduced overhead and staffing costs. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from one to five years. We estimate that at least 67% of our existing leases as of September 30, 2017 contain contractual rent increases that provide for increases in the base rental payments. Our tenants consist of local, regional and national businesses. Our properties generally attract a mix of diversified tenants creating lower risk in periods of economic fluctuations. Our largest tenant represented less than 5% of our total revenues for the nine months ended September 30, 2017. Our policy is to obtain insurance coverage for each of our properties covering loss from liability, fire, and casualty in the amounts and under the terms we deem sufficient to insure our losses. Under tenant leases on our commercial and retail properties, we require our tenants to obtain insurance to cover casualty losses and general liability in amounts and under terms customarily obtained for similar properties in the area.

Commercial Portfolio

As of September 30, 2017, our commercial portfolio had a net book value of approximately $192.8 million, and consisted of the following properties:

($ in thousands) Property Location	Sq., Ft.	Date Acquired	Year Property Constructed	Purchase Price(1)	Occupancy	Percent Ownership	Mortgage On property	Estimated Renovation or Improvement Cost(2)
Office/ Industrial Properties:
Garden Gateway, Colorado Springs, CO	115,052	03/07	1982/2006	$15,126	64.8%	100.0%	$6,491	$39
Executive Office Park, Colorado Springs, CO	65,084	07/08	2000	10,126	91.8	100.0	4,171	7
Pacific Oaks Plaza, Escondido, CA(3)	16,037	09/08	2005	4,877	100.0	100.0	1,478	—
Morena Office Center, San Diego, CA(4)	26,865	01/09	1985	6,575	100.0	20.0	2,174	—
Genesis Plaza, San Diego, CA	57,807	08/10	1989	10,000	87.9	100.0	6,500	95
Dakota Center, Fargo, ND	119,434	05/11	1982	9,575	100.0	100.0	10,539	—
Port of San Diego Complex, National City, CA	146,700	12/11	1971/2008	14,500	100.0	100.0	9,646	—
The Presidio, Colorado Springs, CO	81,222	11/12	1985	7,275	79.0	100.0	6,000	80
Bismarck Office Building, Bismarck, ND	93,058	03/14	1976	5,350	78.9	100.0	4,083	619
Union Terrace, Lakewood, CO	84,145	08/14	1982	9,400	89.2	100.0	6,480	7
Centennial Technology Center, Colorado Springs, CO	110,405	12/14	1999	15,500	81.6	100.0	9,950	20
Arapahoe Service Center, Centennial CO	79,023	12/14	2000	11,850	100.0	100.0	8,398	12
West Fargo Industrial, West Fargo, ND	150,030	08/15	1998/2005	7,900	90.4	100.0	4,383	38
300 N.P., Fargo, ND	34,517	08/15	1922	3,850	98.4	100.0	2,389	—
Highland Court, Centennial, CO(5)	93,536	08/15	1984	13,050	93.9	80.8	6,729	289
One Park Centre, Westminster CO	69,174	08/15	1983	9,150	84.1	100.0	6,610	207
Shea Center II, Highlands Ranch, CO	121,301	12/15	2000	25,325	87.7	100.0	17,728	18

Total Office/Industrial	1,463,390			$179,429	88.7%		$113,749	$1,431

($ in thousands) Property Location	Sq., Ft.	Date Acquired	Year Property Constructed	Purchase Price(1)	Occupancy	Percent Ownership	Mortgage On property	Estimated Renovation or Improvement Cost(2)
Retail Properties:
World Plaza, San Bernardino, CA	55,098	09/07	1974	$7,650	88.9%	100.0%	$—	$—
Waterman Plaza, San Bernardino, CA	21,170	08/08	2008	7,164	100.0	100.0	3,872	—
Yucca Valley Retail Center, Yucca Valley CA	97,250	09/11, 05/12	1981	7,561	91.9	100.0	6,000	39
Union Town Center, Colorado Springs, CO	44,042	12/14	2003	11,212	94.1	100.0	8,440	20
Research Parkway, Colorado Springs, CO	10,700	08/15	2003	2,850	100.0	100.0	1,921	12

Total Retail	228,260			$36,437	91.5%		$20,233	$71

(1)	Prior to January 1, 2009, “Purchase Price” includes our acquisition related costs and expenses for the purchase of the property. After January 1, 2009, acquisition related costs and expenses were expensed when incurred.
(2)	Expected capital expenditures through December 31, 2017.
(3)	Approximately 11,239 square feet, or 70.1% of this property, is occupied by us and related parties as our corporate offices.
(4)	This property is owned by a joint venture for which we serve as the general partner and own a 20.07% equity interest.
(5)	This property is owned by two tenants-in-common, of which we own approximately 60% and 52%, respectively, for a collective ownership by us of approximately 80.8%.

The following table shows a list of commercial properties we owned as of September 30, 2017, grouped by the state where each of our investments is located:

State	No. of Properties	Aggregate Square Feet	Approximate % of Aggregate Square Feet	Current Annual Base Rent	Approximate % of Aggregate Annual Rent
California	7	420,927	24.9%	$5,947,230	27.5%
Colorado	11	873,684	51.6	12,229,995	56.5
North Dakota	4	397,039	23.5	3,457,516	16.0

Total	22	1,691,650	100.0%	$21,634,741	100.0%

Model Home Portfolio

Our model home division utilizes a newly-built single family model home as an investment vehicle. The model home division only purchases models that are leased back to the builders as tenants. These triple-net investments alleviate a significant amount of the risk normally associated with holding single family homes.

As of September 30, 2017, our model home portfolio had a net book value of approximately $46.5 million, and is summarized as follows:

Region	No. of Properties	Aggregate Square Feet	Approximate % of Aggregate Square Feet	Current Annual Base Rent	Approximate % of Aggregate Annual Rent	Purchase Price	Current Mortgage Balance
Southwest	78	237,074	59.3%	2,138,808	54.7%	26,495,269	17,512,380
West	5	14,481	3.6	142,272	3.6	1,759,700	1,042,368
Southeast	41	105,321	26.4	1,136,064	29.0	14,089,105	9,378,865
Midwest	3	8,359	2.1	91,308	2.3	1,014,630	536,188
East	12	34,252	8.6	403,716	10.3	4,379,790	2,247,883

	139	399,487	100.0%	3,912,168	100.0%	47,738,494	30,717,683

Description of Our Commercial Properties

California Properties

•	Genesis Plaza is a four-story office building located in the Kearny Mesa submarket of San Diego. The property is situated on Interstate 15 with excellent visibility and signage opportunity for tenants. Additionally, the property is one of the few in Kearny Mesa to provide underground parking. Genesis Plaza’s rent roll includes several national and regional tenants. We renovated the common areas to improve its desirability to today’s tenants.

•	Joshua Village is a neighborhood retail center located in Yucca Valley in the Palm Springs metropolitan area. In September 2012, we acquired a significant portion of this property in a $6.7 million off-market transaction. At acquisition, the center was anchored by Vons and included two fast food pads. In May 2012, we acquired a nearby building from a different seller for $1.1 million. The acquisition cap rate for the two properties was 10%, with 93% of the property being leased at the time of purchase.

In 2015, we sold one of the fast food pads for $1.5 million, yielding a 5.3% cap rate. When the tenant of the second fast food pad vacated, we re-leased it to another national chain for a 20-year term at a rent 23% higher than the previous tenant’s rent. This pad was sold in 2016 for $1.3 million, yielding a 5.0% cap rate. In 2015, the remaining center was refinanced with a new $6.0 million loan, and the Yucca property was appraised at $9.3 million in connection with the refinancing.

•	Morena Office Center is a four-story office building located in San Diego’s Rose Canyon / Morena submarket. One of our early acquisitions, the property is attractive to tenants desiring excellent freeway access in a central location near public transportation.

•	Pacific Oaks Place is a two-story office building in Escondido, a suburb in San Diego’s North County region. Our corporate headquarters occupies most of this building.

•	Port of San Diego Complex is a two-building industrial park located in San Diego’s South Bay submarket. This submarket historically has high occupancy and benefits from its location near San Diego’s port and Navy bases. We acquired this property through a structure that allowed us to minimize our cash investment in the property. The property was 50% leased at the time of acquisition, and we have subsequently raised the occupancy to 100%.

•	Waterman Plaza is a retail center located in San Bernardino in Southern California’s Inland Empire region. The center is anchored by a national retailer, and has an undeveloped outparcel available for sale or lease. The property is located near a large industrial park which provides a large daytime customer base.

•	World Plaza is a retail/office project located in San Bernardino in Southern California’s Inland Empire region. The property is situated at a major intersection with a high traffic count. We initially acquired the leasehold interest, then several years later unified the ownership by acquiring the underlying land, which increased the overall value.

Colorado Properties

•	Arapahoe Service Center II is a one-story flex/office property located in Denver’s Southeast submarket, a location popular with technology firms. Although the property was fully leased upon acquisition, the property had entered into foreclosure and we purchased it from the lender. We subsequently negotiated a lease buy-out from one of the tenants and expanded the adjacent tenant, resulting in additional revenue from the buy-out fee and a long-term lease extension while retaining 100% occupancy.

•	Centennial Technology Center is a two-building flex/office project in Colorado Springs, situated in close proximity to our Garden Gateway property. We acquired the property due to its strong, stable cash flow from long-term credit tenants. Additionally, the property is accretive to our Colorado Springs portfolio due to its product type and different tenant mix when compared to most of our other properties. A unique feature of the property is its above-market parking ratio, which can accommodate call centers and other parking-intensive users.

•	Executive Office Park is located in Colorado Springs’ desirable North I-25 submarket and consists of four, two-story multi-tenant office buildings – each situated on its own condominium parcel. The property is unique and attracts tenants desiring a more “residential” feel, rather than a typical concrete, steel and glass office building. The property has proven to be attractive to a diverse group of tenants, including financial planning firms, real estate agencies and the like.

•	Garden Gateway is located in Colorado Springs and consists of two single-story office/flex buildings and a two-story office building. Originally constructed as a corporate campus, it was repositioned for multi-tenant occupancy by the previous owner. The property is situated fronting a major thoroughfare surrounded by a mix of office, industrial, and retail uses, and can accommodate tenants requiring between 1,500 square feet and 25,000 square feet.

•	Highland Court is a two-story office building located in the Denver Technology Center, one of Denver’s most desirable submarkets. When we acquired the property it was well maintained due to significant capital investment from its long history of institutional ownership. This asset met our criteria due to its strong in-place cash flow coupled with future upside from below-market leases signed during the economic downturn, which we expect to increase as the leases are renewed.

•	One Park Centre is a four-story office building located in Westminster, a suburb north of Denver. Similar to many of our acquisitions, when we acquired this property it had strong in-place cash flow with several leases at below-market rent. To add further value, we are renovating the common areas to create a more modern environment desired by today’s tenants. The property’s location caters to local businesses preferring to locate near employee housing rather than commuting to Denver’s other employment centers.

•	The Presidio is a four-story office building located in Colorado Springs’ desirable North I-25 submarket, approximately one block from our Executive Office Park property. We acquired the property, which has Interstate 25 frontage and unparalleled views of Pikes Peak in November 2012. Upon acquiring this property, we undertook a complete common area renovation and executed strategic initiatives that enabled us to increase NOI by 23% compared to the acquisition NOI.

In 2014, we refinanced the property with a new $7.4 million loan, effectively returning our initial equity. Currently, the property is 79% leased and continues to perform well in Colorado Springs’ improving office market. As of 2016, the property was appraised at $10.6 million—45% higher than its 2012 purchase price.

•	Shea Center II is a four-story, Class “A” office building located in Denver’s Highlands Ranch community. This location just south of Highway 470 west of Denver with new walkable amenities across the street is attractive to tenants living in upscale Highlands Ranch and other nearby suburbs. The long-term occupancy is stable with a large Fortune 500 tenant leasing an entire floor on a long-term lease. For additional information about this significant portfolio property, see “—Additional Information with Respect to Shea Center II” below.

•	Union Terrace is a four-story office building located in Denver’s Union Corridor submarket in the western suburb of Lakewood. The property has excellent views and benefits from being a lower-cost alternative to tenants due to its location just a few blocks from the prime Union Blvd. buildings, but in proximity to all the same amenities. In addition to the strong current yield at the time of acquisition, we were attracted to in-place below-market rents resulting from many of the leases being negotiated during the economic downturn, which would allow us to raise rents upon renewal.

•	Union Town Center is located in the upscale Briargate area of Colorado Springs and is anchored by a major national grocer (which owns its own building), with the tenant base consisting mostly of convenience and food uses, which are typically less impacted by online retailing. The center was previously owned by out-of-town private investors who focused on maintaining cash flow, and most of the leases were below-market at the time of acquisition. We have been able to maintain high occupancy while renewing existing leases at increased rents.

North Dakota Properties

•	Dakota Center is a six-story office building located in the heart of the dynamic Downtown Fargo submarket. We were attracted to Fargo because of its strong economic drivers, including proximity to three universities, economic diversity, low unemployment, and limited competition. In May 2011, we acquired the property for $9.6 million and at a going-in cap rate of 14%. At the time of acquisition, 78% of the property was leased to a major national bank under a lease expiring in December 2012. The bank occupied only a small portion of the property and subleased other portions to multiple tenants. We invested $2.9 million in constructing tenant improvements and renovating the common areas and parking lot. Upon expiration of the lease, we were able to secure new leases with five former subtenants, including the national bank, resulting in 100% occupancy. In 2016, upon stabilization of the rent roll, the cap rate compressed from 14% to 8% and the property appraised in excess of $16 million, an increase in value of approximately 28% over our purchase price.

•	Grand Pacific Center is a six-story office building located in Downtown Bismarck. Based on the region’s strong economic drivers and our prior success repositioning Dakota Center in Fargo, this property was acquired with the intent to perform a similar common area renovation, which is expected to result in higher market rents and solidify Grand Pacific Center as the foremost office building in the submarket. We also increased potential cash flow by structuring new leases to require the tenants to pay a portion of operating expense increases.

•	Main Avenue—West Fargo is a multi-tenant industrial project consisting of two buildings located in West Fargo. The property is located in an established industrial area near the major east-west thoroughfares of Interstate 94 and Main Avenue, and accommodates mid-sized tenants requiring loading docks and ample truck access. This asset met our acquisition criteria due to its strong in-place cash flow plus potential for upside by raising rents to market.

•	10th Street—West Fargo is a multi-tenant industrial project consisting of three buildings located in West Fargo. The property is located in an established industrial area near the major east-west thoroughfares of Interstate 94 and Main Avenue. This asset met our acquisition criteria due to its strong in-place cash flow plus potential for upside by raising rents to market.

•	13th Street—West Fargo is a multi-tenant industrial project consisting of two buildings located in West Fargo. Catering to small tenants, the property is located in an established industrial area near the major east-west thoroughfares of Interstate 94 and Main Avenue. This asset met our acquisition criteria due to its strong in-place cash flow plus potential for upside by raising rents to market.

•	300 N.P. is a historic mixed use building located in Downtown Fargo of which we own the multi-tenant office portion of this property. Originally constructed in 1923 for a farm equipment manufacturer, the building was renovated in 2004 as an office/residential condominium. We acquired the property due to its strong in-place cash flow at below-market rents with further upside achievable by leasing vacant space.

Additional Information with Respect to Shea Center II

Shea Center II is a 121,399 square feet, four-story, Class “A” office building located in Denver, Colorado. There are planned renovations at the Shea Center II property totaling $124,000 to construct tenant improvements and replace the lobby tenant directory. These renovations will be funded from loan reserves and cash flow. The

Shea Center II property is subject to a fixed rate mortgage on which we make interest-only payments until the maturity of the loan on January 2, 2026. As of September 30, 2017, the mortgage with respect to Shea Center II had an outstanding balance of approximately $17.7 million and an interest rate of 4.92%. The 2016 annual property taxes for the Shea Center II property were $381,404 based on a tax rate of $87.68 per $1,000 of assessed value.

Approximately 90% (by square feet) of the Shea Center II property is leased to a total of 12 tenants. The following table sets forth information with respect to the tenants at the Shea Center II property which occupy 10% or more of the leasable square feet, future lease expirations, and other real estate information related to the property as of December 31, 2017.

Tenant	Lease Expiration	Renewal Options	Net Rentable Area Leased (000 SF)	% of Property Net Rentable Area	Annualized Rent(1)	Annualized Rent Per Leased Square Foot(2)	% of Property Annualized Rent(1)
Halliburton Energy Services, Inc.	12/31/2022	5 year term	45,535	38%	$897,112.94	$19.70	44%
Nova Financial & Investment Corporation	01/31/2025	5 year term	11,831	10%	$242,867.83	$20.53	12%

(1)	Annualized rent is calculated on a GAAP basis.
(2)	Annualized rent per leased square foot reflects actual monthly rental rate for the month ended December 31, 2017, divided by the average square feet under lease as of December 31, 2017.

The following table sets forth lease expirations for in-place leases at the Shea Center II property as of December 31, 2017 for each of the calendar years ending December 31, 2018 through December 31, 2027, and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Feet of Expiring Leases	Percentage of Shea Center II Square Footage	Annualized Rent(1)	Percentage of Shea Center II Annualized Rent(1)	Annualized Rent per Leased Square Foot Expiring(2)
2018	3	13,813.00	11%	$205,151.22	10%	$14.85
2019	2	5,992.00	5%	$91,717.08	4%	$15.31
2020	1	6,746.00	6%	$138,293.04	7%	$20.50
2021	2	14,422.00	12%	$241,692.18	12%	$16.76
2022	2	48,967.00	40%	$960,004.50	47%	$19.61
2023	2	9,930.00	8%	$176,504.78	9%	$17.77
2024	—	—	—	—	—	—
2025	1	11,831.00	10%	$240,169.30	12%	$20.30
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

(1)	Annualized base rent is calculated on a GAAP basis.
(2)	Annualized base rent per leased square foot expiring reflects actual rental rate for the month ended December 31, divided by the square feet under lease as of December 31.

As of December 31, 2017, our federal tax basis in Shea Center II was estimated to be approximately $25.4 million. Shea Center II owns a variety of assets, some of which provide a deduction for depreciation over various periods of time and under a variety of methods (e.g., buildings—39 years, tenant improvements—15 years, leasing commissions—over the life of the lease). Other assets, such as land, do not provide a deduction of depreciation. We anticipate that the property will produce depreciation of approximately $600,000 annually but the actual amount may vary as assets are added and as assets become fully depreciated.

Description of our Model Home Operations

Our subsidiary, NetREIT Dubose Model Home REIT, Inc. (“NetREIT Dubose”), is engaged in the business of acquiring model homes from third party homebuilders in sale-leaseback transactions whereby a homebuilder sells the model home to NetREIT Dubose and leases back the model home under a triple-net lease for use in marketing its residential development. Our model home business was started in March 2010 through the acquisition of certain assets and rights from Dubose Model Homes USA. Subsequent to its formation, NetREIT Dubose raised $10.6 million pursuant to a private placement of its common stock (the private placement was terminated on December 31, 2013). As of September 30, 2017, we had invested $2.6 million in NetREIT Dubose through the purchase of common stock. We owned approximately 27.3% of NetREIT Dubose as of September 30, 2017.

We operate four limited partnerships in connection with NetREIT Dubose: Dubose Model Home Investors #201, LP (“DMHI #201”), Dubose Model Home Investors #202, LP (“DMHI #202”), Dubose Model Home Investors #203, LP (“DMHI #203”) and NetREIT Dubose Model Home REIT, LP. These limited partnerships typically raise private equity funds in order to invest in model home properties and then lease them back to the homebuilders. As of September 30, 2017, we owned:

•	8.33% of DMHI #201. DMHI #201 raised $3.0 million through the sale of partnership units.

•	10.35% of DMHI #202. DMHI #202 raised $2.9 million, and was formed to raise up to $5.0 million through the sale of partnership units.

•	2.30% of DMHI #203. DMHI #203 raised $3.6 million, and was formed to raise up to $5.0 million through the sale of partnership units.

•	NetREIT Dubose owned 100% of NetREIT Dubose Model Home REIT, LP.

•	100% of NetREIT Model Homes, LLC.

We provide management services to our limited partnerships through our wholly-owned subsidiaries, NetREIT Advisors, LLC (“NetREIT Advisors”) and Dubose Advisors LLC (“Dubose Advisors”), which we refer to collectively as the “Advisors.” For their services, each of the Advisors receives ongoing management fees, acquisition fees and has the right to receive certain other fees when a partnership sells or otherwise disposes of a model home. NetREIT Advisors manages NetREIT Dubose and NetREIT Model Homes, LLC and Dubose Advisors manages DMHI #201, DMHI #202 and DMHI# 203.

Description of our Disposed Self-Storage Portfolio

Sparky’s Self-Storage is a self-storage portfolio located throughout the Inland Empire region of Southern California that we sold in 2015. From 2007 to 2013, we acquired seven self-storage properties for $32.7 million. These properties were distressed and were sold by lenders or individual investors. Each property was branded under our brand—“Sparky’s Self-Storage.” Economies of scale were achieved under common management, resulting in improvements and efficiencies in operations and marketing. Between the acquisition and exit, we increased the portfolio NOI by 41%. In 2015, we sold the Sparky’s portfolio to a REIT for $36.3 million, yielding a 4.6% cap rate and a gain to us of approximately $4.7 million.

Top Ten Tenants Physical Occupancy Table

The following table sets forth certain information with respect to our top ten tenants, each of which has a single lease with us, as of September 30, 2017.

Tenant	Annualized Base Rent	% of Total Annualized Base Rent
Comcast of Colorado X, LLC	$1,022,882	4.78%
Halliburton Energy Services, Inc.	831,014	3.89
County of San Bernardino	710,208	3.32
D+H USA Corporation	576,216	2.69
Epsilon Systems Solutions, Inc.	550,960	2.58
Caliber Bodyworks, Inc.	482,391	2.26
Restaurant Technology Services LLC	377,794	1.77
Aeroflex Colorado Springs, Inc.	280,830	1.31
Acosta, Inc.	272,532	1.27
Vons Grocery Company	206,682	0.97

	$5,311,509	24.84%

Lease Expirations

The following table sets forth lease expirations for our properties as of September 30, 2017, assuming that our tenants do not exercise their renewal options.

Commercial properties:

Expiration Year	Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
2017	23	89,657	$1,556,232	7.28%
2018	73	239,801	3,500,562	16.37
2019	59	205,874	2,915,136	13.63
2020	44	251,402	4,206,831	19.67
2021	32	273,762	3,390,981	15.86
Thereafter	44	445,384	5,812,911	27.19

Totals	275	1,505,880	$21,382,653	100.00%

Model home properties:

Expiration Year(1)	Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
2017	3	10,217	$112,824	2.9%
2018	95	280,410	2,609,412	66.7
2019	41	108,860	1,189,932	30.4

	139	399,487	$3,912,168	100.0%

(1)	These leases are subject to extensions by the developer depending on sales of the total development. All model homes are listed for sale at the end of the lease period.

Physical Occupancy Table for Last Three Years

The following table presents the percentage occupancy for each of our commercial properties as of December 31 of each of the last three years.

	Date	Percentage Occupancy as of the Year Ended December 31,
	Acquired	2014	2015	2016
Office/Industrial Properties:
Garden Gateway Plaza	03/07	74.1%	78.4%	71.6%
Executive Office Park	07/08	83.4%	84.4%	77.5%
Pacific Oaks Plaza(1)	09/08	100.0%	100.0%	100.0%
Morena Office Center	01/09	86.8%	90.8%	100.0%
Rangewood Medical Office Building	03/09	82.7%	73.0%	73.0%
Genesis Plaza	08/10	83.3%	82.2%	87.0%
Dakota Bank Buildings	05/11	82.1%	86.5%	99.3%
Port of San Diego Complex	12/11	75.9%	84.9%	100.0%
Shoreline Medical Building	05/12	100.0%	100.0%	100.0%
The Presidio	11/12	76.7%	78.4%	86.6%
Bismarck Office	03/14	85.7%	83.9%	80.0%
Union Terrace	08/14	87.6%	85.0%	96.4%
Centennial Technology Center	12/14	97.3%	97.3%	100.0%
Arapahoe Service Center	12/14	100.0%	100.0%	100.0%
West Fargo Industrial	08/15	N/A	95.7%	90.4%
300 N.P.	08/15	N/A	86.4%	86.1%
Highland Court	08/15	N/A	93.9%	89.5%
One Park Centre	08/15	N/A	91.4%	83.4%
Shea Center II	12/15	N/A	100.0%	96.0%
Retail Properties:
World Plaza	09/07	81.8%	81.8%	81.8%
Regatta Square	10/07	100.0%	86.6%	100.0%
Waterman Plaza	08/08	100.0%	100.0%	100.0%
Yucca Valley Retail Center	09/11	92.7%	91.7%	91.9%
Union Town Center	12/14	96.7%	96.8%	96.8%
Research Parkway	08/15	N/A	100.0%	100.0%

(1)	Approximately 11,239 square feet, or 70.1% of this property, is occupied by us and related parties as our corporate offices.

Annualized Base Rent Per Square Foot for Last Three Years

The following table presents the average effective annual rent per square foot for each of our commercial properties as of December 31 of each of the last three years.

	Annualized Base Rent per Square Foot(1) For the Years Ended December 31,
	2014	2015	2016	Annualized Base Rent(2)	Net Rentable Square Feet
Office/Industrial Properties:
Garden Gateway Plaza	$10.51	$11.55	$11.25	$927,000	115,052
Executive Office Park	$10.85	$11.81	$12.41	$626,000	65,084
Pacific Oaks Plaza (3)	$19.50	$19.50	$21.84	$104,000	4,798
Morena Office Center	$20.13	$20.97	$21.54	$577,000	26,865
Rangewood Medical Office Building	$17.24	$15.86	$15.86	$211,000	18,222
Genesis Plaza	$24.27	$25.83	$24.09	$1,209,000	57,807
Dakota Center	$10.83	$10.86	$11.38	$1,353,000	119,434
Port of San Diego Complex	$9.84	$8.49	$8.65	$1,269,000	146,700
Shoreline Medical Building	$38.80	$41.08	$42.71	$655,000	15,335
The Presidio	$13.67	$13.61	$14.13	$989,000	81,222
Bismarck	$8.65	$12.74	$13.39	$997,000	93,058
Union Terrace	$7.60	$18.36	$17.65	$1,432,000	84,145
Centennial Technology Center	$12.52	$12.52	$12.92	$1,426,000	110,405
Arapahoe Center	$12.43	$12.43	$12.79	$1,011,000	79,023
West Fargo Industrial	N/A	$5.47	$6.03	$830,000	150,030
300 N.P.	N/A	$10.91	$11.49	$361,000	34,517
Highland Court	N/A	$18.93	$19.57	$1,630,000	93,536
One Park Centre	N/A	$19.85	$22.40	$1,292,000	69,174
Shea Center II	N/A	$16.08	$17.02	$1,983,000	121,301
Retail Properties:
World Plaza	$16.01	$18.66	$20.24	$912,000	55,098
Regatta Square	$29.18	$32.16	$32.76	$196,000	5,983
Waterman Plaza	$23.15	$24.14	$24.70	$523,000	21,170
Yucca Valley Retail Center	$10.04	$8.46	$8.86	$792,000	97,250
Union Town Center	$20.27	$20.27	$21.04	$897,000	44,042
Research Parkway	N/A	$20.65	$21.12	$226,000	10,700

(1)	Annualized Base Rent divided by the percentage occupied divided by rentable square feet.
(2)	Annualized Base Rent is based upon actual rents due as of December 31, 2016, determined using GAAP including CAM reimbursements.
(3)	Approximately 11,239 square feet, or 70.1% of this property, is occupied by us and related parties as our corporate offices.

Use of Leverage

We use mortgage loans secured by our individual properties in order to maximize the return for our stockholders. Typically these loans are for terms ranging from five to ten years with amortization of 20 to 25 years. Currently, the majority of our mortgage loans are structured as non-recourse to us with limited exceptions that would cause a recourse event only upon occurrence of certain fraud, misconduct, environmental, or bankruptcy events. Non-recourse financing limits our exposure to the amount of equity invested in each property pledged as collateral thereby protecting the equity in our other assets. We can provide no assurance that the non-recourse financing will be available to us in the future on terms that are acceptable to us, or at all and there may be circumstances where lenders have recourse to our other assets. To a lesser extent, we use recourse financing or a cross collateral pledge of certain properties. At September 30, 2017, $38.3 million of our total debt of $164.7 million was recourse to us, of which $30.7 million related to the model homes properties.

We have used both fixed and variable interest rate debt to finance our properties. Wherever possible, we prefer to obtain fixed rate mortgage financing as it provides better cost predictability. As of September 30, 2017, none of our mortgage obligations included variable interest rate provisions.

Property Management

We, through our wholly-owned subsidiary, NTR Property Management, Inc., are the primary property manager for all of our properties. We subcontract with third-party property management companies in Colorado and North Dakota to render on-site management services.

Our Investment Approach

Our Commercial Property Investment Approach

We acquire high-quality office and industrial properties in overlooked and/or underserved markets, where we believe we can create long-term stockholder value. Our potential commercial investments are extensively reviewed based on several characteristics, including:

•	Market Research. We invest in properties within regionally dominant markets that we believe to be overlooked. We extensively analyze potential markets for the key indicators that we feel will provide us higher risk adjusted returns. These indicators may include a net in-migration of highly educated workers, business friendly governmental policies, large university populations, extensive healthcare systems and available housing. We believe this extensive research will result in property acquisitions in markets with substantially higher demand for high quality commercial real estate.

•	Real Estate Enhancement. We typically acquire properties where we believe market demand is such that values can be significantly enhanced through repositioning strategies such as upgrading common areas and tenant spaces, re-tenanting and leasing vacant space. We expect that these strategies will increase rent and occupancy while enhancing long-term value.

•	Portfolio Management. We believe our target markets have benefited from substantial economic growth, which provides us with opportunities to achieve long-term value and ultimately sell properties and recycle capital into properties offering a higher risk-adjusted return. Since 2015, we have been selectively selling retail properties and redeploying the capital into additional office and industrial properties. We have achieved substantial returns in the past from the operation, repositioning, and sale of properties. For example, we saw a 16.0% average annual cash on cash return for properties sold in 2017, which had an average holding period of approximately seven years. We seek to continue to actively manage our properties in the future to maximize the opportunity to recycle capital.

Our Model Home Property Investment Approach

Model homes are single-family dwellings constructed by builders for the purpose of showing the builder’s floor plans, optional features, and workmanship in the marketing of the development in which the home is located. Each model home is designed to be held through the end of a minimum lease term at which time the model home property is listed for sale at fair market value. We seek to purchase model homes that have a likelihood of appreciation within the expected three-year term of the lease. Our model home leaseback agreements are triple-net, requiring the homebuilder/tenant to pay all operating expenses. We seek model homes in a variety of locations, a variety of price ranges, and from a variety of builders and developers to diversify the risk from economic conditions that may adversely affect a particular development or location. During the nine months ended September 30, 2017, we sold 14 model homes for approximately $5.3 million and recognized a gain of approximately $350,000, and during the year ended December 31, 2016, we sold 21 model homes for approximately $6.4 million and recognized a gain of approximately $687,000.

Our Growth Strategy

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objectives are to invest in, own and manage a diverse multi-tenant portfolio of high-quality office and industrial properties in attractive regionally dominant markets, which we believe will drive high tenant retention and occupancy.

We intend to grow our commercial portfolio by acquiring high-quality properties in our target markets. In addition to our office and industrial properties, we may also selectively invest in other properties where we believe we can achieve high risk-adjusted returns for our stockholders. We also expect that our extensive broker and seller relationships will benefit our acquisition activities and help set us apart from competing buyers. In addition, we intend to actively manage our existing portfolio of commercial properties and continue to redeploy capital through the opportunistic sale of non-core assets (including retail properties) into additional office and industrial properties.

Our Commercial Property Growth Strategy

We typically purchase commercial properties at what we believe to be a discount to the replacement value of the property. We seek to enhance the value of these properties through active asset management where we believe we can increase occupancy and rent. We typically achieve this growth through value-added investments in these properties, such as common area renovations, enhancement of amenities, improved mechanical systems, and other value-enhancing investments. We generally will not invest in ground-up development as we believe our target markets’ rental rates are below those needed to justify new construction.

Our Model Home Growth Strategy

We intend to purchase model homes that are in the “move-up market” and in the first-time homebuyer market. The purchase of model homes will be from builders that have sufficient assets to fulfill their obligations under the lease and with model homes that offer a good opportunity for appreciation upon the sale of the model home. Sales proceeds from model homes will typically be reinvested and used to acquire new model homes.

Competition

We compete with a number of other real estate investors, many of whom own similar properties in the same geographical markets. Competitors include other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these competitors have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In addition, many of these competitors have capital structures that allow them to make investments at higher prices than what we can prudently offer while still generating a return to their investors that is commensurate with the return we are seeking to provide our investors. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. The concentration of our properties in Southern California, Colorado and North Dakota makes us susceptible to local market conditions in these areas.

To be successful, we must be able to continue to respond quickly and effectively to changes in local and regional economic conditions by adjusting rental rates of our properties as appropriate. If we are unable to respond quickly and effectively, our financial condition, results of operations, cash flow, and ability to satisfy our debt service obligations and pay dividends may be adversely affected.

Our REIT Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. To continue to be taxed as a REIT, we must satisfy numerous organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders, as defined in the Code and calculated on an annual basis. As a REIT, we are generally not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. For more information, please see “U.S. Federal Income Tax Considerations.”

Distribution Policy

We plan to distribute at least 90% of our annual REIT taxable income to our stockholders in order to maintain our status as a REIT. We have paid dividends to our stockholders at least quarterly since the first quarter we commenced operations on April 1, 1999.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Our goal is to generate cash distributions out of our operating cash flow and proceeds from the sale of properties. During 2016, we declared dividends of $6.9 million and approximately $2.4 million of these dividends were reinvested under our distribution reinvestment plan (the “Reinvestment Plan”) and paid back to us resulting in a net cash payout of approximately $4.5 million. For the first two quarters of 2017, we have declared dividends of approximately $4.7 million and approximately 23.2% of these dividends were reinvested under our Reinvestment Plan and paid back to us resulting in a net cash payout of approximately $3.6 million. We suspended dividends for the third and fourth quarters of 2017 in light of this offering.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

We provide each of our stockholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. During for the years ended December 31, 2016 and 2015, all distributions were non-taxable as they were considered a return of capital to the stockholders.

Dividend Reinvestment Plan

We have adopted the Reinvestment Plan, which allows stockholders to have dividends or other distributions otherwise distributable to them invested in additional shares of the class of common stock on which such dividends or other distributions are made. In connection with the completion of this offering, the Reinvestment Plan is expected to be amended to provide that the purchase price for shares of common stock under the Reinvestment Plan would be 95% of the 20-day average closing price of our Series C Common Stock on Nasdaq. No sales commission or dealer manager fee will be paid on shares sold through the Reinvestment Plan. We may amend, suspend or terminate the Reinvestment Plan at any time. Any such amendment, suspension or termination would be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all participants at least 30 days prior to such record date. Upon the completion of this offering, a total of 3,000,000 shares of our common stock will be registered pursuant to the Reinvestment Plan. As of September 30, 2017, 1,834,147 shares of Series A Common Stock have been issued under the Reinvestment Plan for a total purchase price of approximately $17.4 million and no shares of our Series C Common Stock have been issued under the Reinvestment Plan.

Corporate Structure

We were incorporated in the State of California on September 28, 1999, and in August 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” As of September 30, 2017, we had approximately 17.6 million shares of Series A Common Stock outstanding with approximately 3,000 stockholders, none of which owned more than 5.0% of the outstanding shares. Prior to the completion of this offering we were a non-traded, publicly owned company registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Through Presidio Property Trust, Inc., its subsidiaries and its partnerships, we own 20 properties in fee interest and have partial interests in two properties through our investments in limited partnerships for which we serve as the general partner. We purchased the partnership interest in one limited partnership that owned one property during 2016. Each of the limited partnerships is referred to as a “DownREIT.” In each DownREIT, we have the right, through put and call options, to require our co-investors to exchange their interests for shares of our common stock at a stated price after a defined period (generally five years from the date they first invested in the entity’s real property), the occurrence of a specified event or a combination thereof. Our model homes business is conducted through our wholly-owned subsidiary, NetREIT Model Homes, LLC, NetREIT Dubose Model Home REIT, Inc., and four limited partnerships, DMHI #201, DMHI #202, DMHI #203 and NetREIT Dubose Model Home REIT, LP.

Offices and Employees

Our executive offices are situated in approximately 11,239 square feet of space in Escondido, California. Our offices are located at 1282 Pacific Oaks Place, Escondido, California 92029.

As of September 30, 2017, we had a total of 26 full-time employees and one part-time employee.

Regulation

Our management continually reviews our investment activity and monitors the proportion of our portfolio that is placed in various investments in order to prevent us from coming within the application of the Investment Company Act of 1940, as amended (the “Investment Company Act”). If at any time the character of our investments could cause us to be deemed an investment company for purposes of the Investment Company Act, we would be required to comply with the operating restrictions of the Investment Company Act, which are generally inconsistent with our normal operations. As such, we work to ensure that we are not deemed to be an “investment company.”

Various environmental laws govern certain aspects of the ongoing operation of our properties. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to residents about the lead-based paint) and waste-management activities. Our failure to comply with such requirements could subject us to government enforcement action and/or claims for damages by a private party.

To date, we have not experienced a material effect on our capital expenditures, earnings, or competitive position as a result of a lack of compliance with federal, state and local environmental protection regulations. All of our proposed acquisitions are inspected prior to such acquisition. These inspections are conducted by qualified environmental consultants, and we review in detail their reports prior to our acquisition of any property. Nevertheless, it is possible that our environmental assessments will not reveal all environmental liabilities, or that some material environmental liabilities exist of which we are unaware. In some cases, we may be required to abandon otherwise economically attractive acquisitions because the costs of removal or control of hazardous materials are considered to be prohibitive or we are unwilling to accept the potential risks involved. We do not believe we will be required to engage in any large-scale abatement at any of our current properties. We believe that through professional environmental inspections and testing for asbestos, lead paint and other hazardous materials, coupled with a relatively conservative posture toward accepting known environmental risk, we minimize our exposure to potential liability associated with environmental hazards.

We are unaware of any environmental hazards at any of our current properties that, individually or in the aggregate, may have a material adverse impact on our operations or financial position. We have not been notified by any governmental authority, and we are not otherwise aware of any material non-compliance, liability, or claim relating to environmental liabilities in connection with any of our properties. We do not believe that the cost of continued compliance with applicable environmental laws and regulations will have a material adverse effect on us, our financial condition or our results of operations. Future environmental laws, regulations, or ordinances, however, may require additional remediation of existing conditions that are not currently actionable. Also, if more stringent requirements are imposed on us in the future, the costs of compliance could have a material adverse effect on us and our financial condition.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on our financial position, results of operation or liquidity.

MANAGEMENT

Our Directors, Executive Officers and Key Employees

The following sets forth certain information with respect to our executive officers, key employees and directors as of January 12, 2018:

Name	Age	Position
Executive Officers
Jack K. Heilbron	67	Chief Executive Officer and President, Director and Chairman of the Board
Larry G. Dubose	67	Director, CFO and Director of NetREIT Dubose, and CEO of Dubose Advisors and NetREIT Advisors
Adam Sragovicz	48	Chief Financial Officer

Key Employees
Gary Katz	54	Senior Vice President, Asset Management
Heather L. Pittard	42	Chief Accounting Officer
Kathryn K. Richman	47	Secretary and General Counsel

Non-Employee Directors
William H. Allen	72	Director
David T. Bruen	73	Director
Shirley Y. Bullard	65	Director
Kenneth W. Elsberry	79	Director
Sumner J. Rollings	68	Director
Thomas E. Schwartz	77	Director

Set forth below is information concerning our executive officers, key employees and directors identified above. Our Board of Directors currently consists of eight directors, who will be subject to re-election at our next annual meeting of stockholders. Our executive officers were appointed by the Board of Directors to serve in their current roles. Each executive officer is appointed for such term as may be prescribed by the Board of Directors and until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

Executive Officers

Jack K. Heilbron

Mr. Heilbron has served as a director and officer since our inception. Mr. Heilbron also has served as Chairman of the Board of Directors and President and Chief Executive Officer of NetREIT Dubose since its inception, and has served as President of NetREIT Advisors and NTR Property Management, Inc. since their inceptions. Mr. Heilbron was a founding officer, director, and stockholder of the former CI Holding Group, Inc. and of its subsidiary corporations (Centurion Counsel, Inc., Bishop Crown Investment Research Inc., PIM Financial Securities Inc., Centurion Institutional Services Inc. and CHG Properties, Inc.) and currently serves as Chief Executive Officer and Chairman of Centurion Counsel, Inc., a licensed investment advisor. He also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from 2001 until 2005. From 1994 until its dissolution in 1999, Mr. Heilbron served as the Chairman and/or director of Clover Income and Growth REIT. Mr. Heilbron graduated with a B.S. degree in Business Administration from California Polytechnic College, San Luis Obispo, California. Because of his prior experience as a director and his experience with other REITs, the Nominating and Corporate Governance Committee determined that Mr. Heilbron is a qualified candidate for the Board of Directors.

Larry G. Dubose

Mr. Dubose has served as a director since June 2005 and was our Chair of the Audit Committee until March 2010. In connection with Presidio Property Trust, Inc. entering into a management agreement with Dubose

Model Homes, USA, Mr. Dubose became an employee of Presidio Property Trust, Inc. on March 1, 2010 and has served as Chief Financial Officer, Treasurer, and a director of NetREIT Dubose since its inception. He has also served as Chief Executive Officer of NetREIT Advisors, one of our wholly-owned subsidiaries, since its inception. From 2008 to 2010, Mr. Dubose was President of Dubose Model Homes, USA, a residential real estate investment company headquartered in Houston, Texas that he founded in 1985, a position he also held until 2004. Prior to forming that company, Mr. Dubose served as Vice President and Chief Financial Officer of a full service real estate brokerage company in Houston for six years. From June 1973 to February 1976, he served as a staff accountant with PricewaterhouseCoopers f/k/a Price Waterhouse. Mr. Dubose graduated with a B.A. degree in Accounting from Lamar University in 1973. Although not active at present, Mr. Dubose is a Certified Public Accountant in the state of Texas. He also holds a real estate brokerage license. Because of his prior experience in real estate and his extensive financial background, the Nominating and Corporate Governance Committee determined that Mr. Dubose is a qualified candidate for the Board of Directors.

Adam Sragovicz

Mr. Sragovicz is our Chief Financial Officer, a position he has held since January 11, 2018. He previously served as our Senior Vice President, Finance since May 2017. Before joining us, Mr. Sragovicz served as Treasurer of Encore Capital Group from 2011 to 2017, where he was responsible for global capital raising, foreign exchange risk management and cash management for the organization. Mr. Sragovicz has also previously held capital markets, finance, and treasury management positions with KPMG, Union Bank of California / MUFG and Bank of America Merrill Lynch. Mr. Sragovicz sits on the board of Congregation Adat Yeshurun and is the Director of the Yale Alumni Schools Committee in San Diego. Mr. Sragovicz is a graduate of Yale University with a Bachelor of Arts degree in Soviet and Eastern European Studies, with a concentration in Economics.

Key Employees

Gary Katz

Mr. Katz joined us as Senior Vice President in 2010. He has worked in the commercial real estate field for more than 30 years and has held positions with Legacy Partners, Lincoln Property Company, Kemper Real Estate Management Company, Bedford Properties, and Meyer Investment Properties. Prior to joining us, Mr. Katz served in senior acquisition, leasing, asset management, and development roles for Westcore Properties from 2001 to 2009, where he was responsible for real estate transactions throughout the western United States. Mr. Katz is deeply involved with NAIOP, a commercial real estate education and advocacy organization; he was previously a member of the NAIOP Corporate (National) Board, is a former president of the San Diego Chapter and currently serves on the Board of Directors and as Treasurer of the San Diego Chapter. He also sits on the San Diego Charitable Real Estate Foundation’s Board of Directors and the University of California San Diego Urban Studies and Planning Steering Committee. Mr. Katz holds a Bachelor of Arts degree in Economics from University of California San Diego.

Heather L. Pittard

Ms. Pittard has served as our Chief Accounting Officer since April 2015. From March 2013 to March 2015, Ms. Pittard served as our Controller. Prior to joining us, Ms. Pittard served as a manager with PricewaterhouseCoopers LLP from 2000 until 2009, where she audited the financial statements for public and private companies in a broad range of industries, with a focus on real estate. Ms. Pittard received her Master of Science in Accounting from University of Colorado at Boulder and her Bachelor of Science in Business Administration with an emphasis in Accounting and Finance from the University of Colorado at Boulder. She also holds a California Certified Public Accountant license (inactive).

Kathryn K. Richman

Ms. Richman has served as our Secretary & General Counsel since joining the company in January 2009. From 2007 until 2013, Ms. Richman also taught in the University of San Diego’s Business Paralegal Program. Prior to joining us, Ms. Richman worked as in-house and compliance counsel to multiple large public companies including New Century Mortgage Company, the wholly-owned subsidiary of New Century Financial Corporation, a Maryland REIT, Accredited Home Lenders, Inc., and Weyerhaeuser Mortgage Company, a wholly-owned subsidiary of Weyerhaeuser Company, a Washington REIT. She has more than two decades of experience advising companies on state and federal regulatory compliance issues in industries spanning residential real estate, commercial real estate, consumer finance, and insurance. Ms. Richman has been on the advisory board of the Kappa Lambda Chapter of Alpha Chi Omega at the University of San Diego since 2007. Ms. Richman received her Bachelor of Arts degree in Romance Languages from the University of Oregon, her Juris Doctorate from California Western School of Law and is a member of the State Bar of California.

Non-Employee Directors

William H. Allen

Mr. Allen was elected as a director in 2009 and has served as our Chair of the Audit Committee since March 2010. For 28 years, Mr. Allen was employed with PricewaterhouseCoopers and was the tax partner in charge of the San Diego, California office until his retirement in 2000. From 2002 to 2006, Mr. Allen served as Chairman of the Board of Directors for Arrowhead General Insurance, and was on the Board of Directors for The Copley Press, Inc. until January 2010. He is a member of the American Society of Certified Public Accountants, and the California Society of Certified Public Accountants. Mr. Allen graduated from the University of Arizona with a Bachelor of Science degree in accounting. Because of his prior experience as a director and his extensive financial background, the Nominating and Corporate Governance Committee determined that Mr. Allen is a qualified candidate for the Board of Directors.

David T. Bruen

Mr. Bruen has served as a director since 2008. Mr. Bruen retired in January 2008 from San Diego National Bank after six years as a senior commercial lending officer. During the previous 17 years, Mr. Bruen was in commercial lending for mid-size businesses in San Diego County for First Interstate Bank, Wells Fargo Bank, Mellon 1st Business Bank, and San Diego National Bank. He is a Life Member of the Holiday Bowl Committee and has been a member of the Presidents Association for Palomar College, Financial Executives International, the San Diego MIT Enterprise Forum, and the Association for Corporate Growth. Mr. Bruen is a graduate of San Diego State University and has an M.B.A. from the University of Southern California. Because of his prior experience with banks and his achievements in the community, the Nominating and Corporate Governance Committee determined that Mr. Bruen is a qualified candidate for the Board of Directors.

Shirley Y. Bullard

Ms. Bullard has served as a director since December 2011 and is the Chief Administrative Officer and Vice President of Human Resources with The Ken Blanchard Companies, an international leadership and management training company based in Escondido, California, which she joined in 1998. Prior to joining The Ken Blanchard Companies, Ms. Bullard served as the Director of Personnel Support Services and Director of Personnel Commission for the Poway Unified School District, a Public K-12 school district in North County San Diego, California. Previously, Ms. Bullard provided 18 years of service with the U.S. Navy as Director of Labor Relations and Deputy Officer for Equal Opportunity/Affirmative Action. From 1995 to 2008, Ms. Bullard served on the Board of Directors for Mission Federal Credit Union, and she is currently on the Board of Directors for the School for Integrated Academics and Technologies, a position she has held since 2005. Ms. Bullard holds a Juris Doctorate and a Bachelor of Science of Law degree from Thomas Jefferson School of Law. Because of her prior experience in human resources and personnel matters, the Nominating and Corporate Governance Committee determined that Ms. Bullard is a qualified candidate for the Board of Directors.

Kenneth W. Elsberry

Mr. Elsberry served as our Chief Financial Officer until April 1, 2016 and Treasurer since our inception until his retirement on December 31, 2017. Mr. Elsberry has served as a director since our inception until 2008 before he commenced serving as a director again in 2010. Mr. Elsberry also has served as Vice President and Chief Financial Officer of NetREIT Advisors and NTR Property Management, Inc., our property management affiliate. He is a member of the California Society of Certified Public Accountants and American Institute of Certified Public Accountants. From December 2004 to October 2007, Mr. Elsberry served as Chief Financial Officer of Trusonic, Inc., a startup technology company based in San Diego, California. Mr. Elsberry also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from March 10, 2001 until 2005 and was formerly the Chief Financial Officer and a director of Centurion Institutional Services. From 1994 until its dissolution in 1999, Mr. Elsberry served as Chief Financial Officer of Clover Income and Growth REIT. Mr. Elsberry received his Bachelor of Science degree in accounting from Colorado State University. Because of his extensive experience in accounting and financial services, the Nominating and Corporate Governance Committee determined that Mr. Elsberry is a qualified candidate for the Board of Directors.

Sumner J. Rollings

Mr. Rollings has served as a director since April 2001 and is the current Chair of the Nominating and Corporate Governance Committee. He also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from March 10, 2001 until 2005. From 2001 to 2014, Mr. Rollings owned and operated the Wagon Wheel Restaurant as the Chief Executive Officer of Rolling Wheel Restaurant, Inc., in Escondido, California. From May 1999 to May 2001 Mr. Rollings served as sales executive for Joseph Webb Foods of Vista, California and previously from 1985 to 1999, as sales executive for Alliant Food Service Sales. Because of his experience owning and operating a business, the Nominating and Corporate Governance Committee determined that Mr. Rollings is a qualified candidate for the Board of Directors.

Thomas E. Schwartz

Mr. Schwartz has served as a director since April 2001. He also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from March 10, 2001 until 2005. Mr. Schwartz is a former member of the Financial Planning Association and the National Association of Insurance and Financial Advisors. Since March 1999, he has served as a director of Gold Terra, Inc., a closely-held Nevada corporation which participates in mining operations for gold, silver and other valuable mineral deposits. Mr. Schwartz became a Certified Financial Planner in 1990 and an Independent Certified Financial Planner in 2001 but is now retired. Because of his prior experience as a director and his extensive financial qualifications, the Nominating and Corporate Governance Committee determined that Mr. Schwartz is a qualified candidate for the Board of Directors.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors consists of eight directors, and a majority of the members of our Board of Directors will be independent, as required by the applicable rules of Nasdaq. The directors have discretion to increase or decrease the size of the Board of Directors.

Board Independence

Our Board of Directors has determined that each of our current directors, except for Mr. Heilbron, Mr. Elsberry and Mr. Dubose, has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is “independent” within the meaning of the listing standards of Nasdaq (the “Nasdaq Rules”) and our director independence standards. The Board of Directors established and employed the following categorical standards (which are at least as restrictive as the “independent” standards of the Nasdaq Rules) in determining whether a relationship is material and thus would disqualify such director from being independent:

•	The director is, or has been within the last three years, our employee or an employee of any of our subsidiaries;

•	An immediate family member of the director is, or has been within the last three years, our executive officer or an executive officer of any of our subsidiaries;

•	The director (or an immediate family member of the director) received during any 12 month period within the last three years, more than $120,000 in direct compensation from us and/or any of our subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	The director was affiliated with or employed within the last three years by our present or former external auditor or an immediate family member of the director was affiliated with or employed in a professional capacity by our present or former external auditor and worked on our audit within the last three years;

•	The director (or an immediate family member of the director) is, or has been within the last three years, employed as an executive officer of another company where any of our executives serve or served on that company’s compensation committee;

•	The director, or an immediate family member of the director, is currently a controlling stockholder, partner or executive officer of another company that made payments to, or received payments from us or any of our subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $200,000, or 5% of such other company’s consolidated gross revenues; or

•	The director (or an immediate family member of the director) was, within the last three years, an officer, director or trustee of a charitable organization where our (or an affiliated charitable foundation’s) annual discretionary charitable contributions to the charitable organization exceeded the greater of $200,000 or 5% of that organization’s consolidated gross revenues.

An “affiliate” includes any person beneficially owning in excess of 10% of the voting power of, or a general partner or managing member of, a company.

Committees of the Board of Directors

The Board of Directors has adopted a charter for the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board of Directors may, from time to time, establish certain other committees to facilitate our management. The committee charters are posted on our website at www.presidiopt.com and will be provided without charge upon request to the Corporate Secretary, Presidio Property Trust, Inc., 1282 Pacific Oaks Place, Escondido, California 92029. The information contained on our website is not incorporated by reference into and does not form a part of this prospectus or the registration statement of which it forms a part. The table below indicates the members and Chair of each committee.

	Audit	Compensation	Nominating and Corporate Governance
William H. Allen	Chair
David T. Bruen	x
Shirley Y. Bullard		Chair	x
Sumner J. Rollings	x	x	Chair
Thomas E. Schwartz			x

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Mr. Sumner J. Rollings (Chair), Mr. Thomas E. Schwartz, and Ms. Shirley Y. Bullard. All the members of the Nominating and Corporate Governance Committee are “independent” within the meaning of the Nasdaq Rules and our director independence standards. The Nominating and Corporate Governance Committee met twice during 2016. The Nominating and Corporate Governance Committee’s principal responsibilities include:

•	Reviewing the purpose, structure and membership of the committees of the Board of Directors;

•	Reviewing the succession planning for our executive management;

•	Assisting the Board of Directors in developing and implementing our corporate governance guidelines;

•	Considering questions of possible conflicts of interest of the Board of Directors, as such questions arise;

•	Determining the size, needs and composition of the Board of Directors and its committees;

•	Monitoring a process to evaluate and assess the effectiveness of the Board of Directors; and

•	Recommending nominees to the full Board of Directors.

Compensation Committee

The Compensation Committee is comprised of Ms. Shirley Y. Bullard (Chair) and Mr. Sumner J. Rollings. All of the members of the Compensation Committee are “independent” within the meaning of the Nasdaq Rules and our director independence standards. The Compensation Committee met three times during 2016. The Compensation Committee’s principal responsibilities include:

•	reviewing and approving the corporate goals and objectives with respect to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer’s performance in light of these goals and objectives and, based upon this evaluation (either alone or, if directed by the Board of Directors, in conjunction with a majority of the independent directors on the Board of Directors), setting our Chief Executive Officer’s compensation (our Chief Executive Officer may not be present during voting deliberations on his compensation);

•	reviewing and setting or recommending to the Board of Directors the compensation of our executive officers other than the Chief Executive Officer;

•	reviewing and providing oversight of our compensation philosophy and composition of our peer company community used for market comparisons;

•	reviewing and approving or recommending to the Board of Directors our incentive compensation and equity-based plans and arrangements;

•	performing a periodic evaluation of the Compensation Committee’s performance in fulfilling its duties and responsibilities under the Compensation Committee charter;

•	reviewing and recommending to the Board of Directors the compensation of our non-employee directors;

•	to the extent that we are required to include a Compensation Discussion and Analysis (“CD&A”) in our Annual Report on Form 10-K or annual proxy statement, reviewing and discussing with management our CD&A and considering whether to recommend to our Board of Directors that our CD&A be included in the appropriate filing;

•	preparing the annual Compensation Committee Report;

•	reporting regularly to the Board of Directors regarding the activities of the Compensation Committee; and

•	annually reviewing and reassessing our Compensation Committee charter and submitting any recommended changes to the Board of Directors for its approval.

The Compensation Committee may also delegate any or all of its responsibilities to a subcommittee of the Compensation Committee and/or delegate the authority to grant options or other equity rights to one or more officers of the Company in a manner that is in accordance with applicable law.

Audit Committee

The Audit Committee is comprised of Mr. William H. Allen, Mr. David T. Bruen and Mr. Sumner J. Rollings. Mr. Allen has been a member of and the Chair of the Audit Committee since February 2010. The Board of Directors has determined that Mr. Allen qualifies as an “audit committee financial expert,” as defined by the SEC. All of the members of the Audit Committee are “independent” within the meaning of the Nasdaq Rules, our director independence standards and the audit committee requirements of the SEC. Our Board of Directors has determined that each of these members is “financially literate” under the Nasdaq Rules.

The Audit Committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee also shares responsibility for performing risk assessment. The Audit Committee is responsible for discussing with management the guidelines, policies and processes relied upon and used by management to assess and manage our exposure to risk.

The Audit Committee ensures that procedures have been established for the receipt, retention and treatment of complaints from our employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters or other potentially material risks.

The Audit Committee’s principal responsibilities include:

•	Assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and reporting practices;

•	Reviewing and monitoring compliance with our code of ethics and conduct;

•	The ultimate authority over the appointment, retention, compensation, oversight and evaluation of the work of our independent registered public accounting firm;

•	Preparing the report that the SEC requires in our annual proxy statement; and

•	The selection, approval and engagement of our independent registered public accounting firm, including approving any special assignments given to the independent accounting firm and reviewing:

•	The independence of the independent registered public accounting firm;

•	Any audit and non-audit services to be performed by the independent registered public accounting firm;

•	Our guidelines and policies with respect to risk assessment and risk management; and

•	Our compliance with legal and regulatory requirements.

In determining whether to reappoint the independent registered public accounting firm as our independent auditor, the Audit Committee takes into consideration a number of factors, including audit fees, the expertise of the lead audit partner with respect to real estate and, specifically REITs, the length of time the firm has been engaged by us, the quality of the Audit Committee’s ongoing discussions with its independent registered public accounting firm and an assessment of the professional qualifications, external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board reports relating to our independent registered public accounting firm and past performance of the firm’s lead audit partner responsible for our audit. The Audit Committee has also been involved in the selection of the lead audit partner.

Board of Directors Leadership Structure and Role in Risk Oversight

We believe the chosen leadership structure is the most appropriate for the Board of Directors’ size and business. Since our inception, Mr. Heilbron has served as both Chairman of the Board and Chief Executive Officer. We also have a Lead Independent Director, currently Mr. Allen, Chair of the Audit Committee. As Lead Independent Director, Mr. Allen is able to monitor and address any compliance issues, improprieties, or ethical considerations, including anonymous submissions by company employees.

The Board of Directors believes the combined role of Chairman and Chief Executive Officer, together with a Lead Independent Director, is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

Code of Ethics and Conduct

The Board of Directors has adopted a Code of Ethics and Conduct (“Ethics Code”) for us that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Accounting Officer. The Ethics Code is posted under the “Company” section of our web site at www.presidiopt.com. To the extent required by applicable SEC rules, we intend to post any future amendments to or waivers from the Ethics Code promptly following the date of such amendment or waiver on our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines cover a number of areas including the size and composition of our Board of Directors, Board of Directors membership criteria and director qualifications, director responsibilities, Board of Directors agenda, roles of the Chairman of the Board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, Board of Directors member access to management and independent advisors, director compensation, director orientation and continuing education and management succession planning. Our Nominating and Corporate Governance Committee will review our corporate governance guidelines from time to time as it deems appropriate and, if necessary, recommend changes to our Board of Directors. Our corporate governance guidelines are available on our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Limitation of Liabilities and Indemnification of Directors and Officers

For a discussion of our indemnification arrangements for our directors and officers, see “Certain Relationships and Related Transactions—Indemnification of Our Directors and Officers in Our Governing Documents” and “Certain Relationships and Related Transactions—Indemnification Agreements.”

Executive and Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Overview of Compensation Program

The Compensation Committee is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Compensation Committee ensures that the total compensation paid is fair, reasonable, and competitive. The following narrative explains our compensation philosophy, objectives, policies, and practices with respect to our named executive officers to whom we refer to collectively as our “Named Executive Officers,” as determined in accordance with applicable SEC rules. The Compensation Committee does not utilize compensation consultants for executive or director compensation.

Compensation Objectives and Philosophy

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by us and that aligns executives’ interests with those of the stockholders by rewarding performance above established goals with the ultimate objective of improving stockholder value. Together with the Chief Executive Officer, the Compensation Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain employees in key positions with superior ability, experience and leadership capability and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Compensation Committee believes that executive compensation packages provided to our employees, including our Named Executive Officers, should include both cash and share-based compensation that rewards performance measured against established goals.

The Compensation Committee believes that measures such as growth in assets and number of properties, rental income, and FFO play an important part in setting compensation; however, the Compensation Committee also recognizes that often outside forces beyond the control of management, such as economic conditions, capital market conditions, changing retail and real estate markets, and other factors, may contribute to less favorable near-term results. The Compensation Committee also strives to assess whether management is making appropriate strategic decisions that will allow us to succeed over the long term and build long-term stockholder value. These may include ensuring that we have the appropriate leasing and acquisition pipelines to ensure a future stream of recurring and increasing revenues, assessing our risks associated with real estate markets and tenant credit, managing our debt maturities, and determining whether our staffing and general and administrative expense is appropriate given our projected operating requirements.

Say on Pay

In reviewing our compensation objectives and practices for 2017, the Compensation Committee and the Named Executive Officers were aware of the results of the June 2013 “say-on-pay” vote in which approximately 92% of the votes cast on such proposal voted to approve our executive compensation practices, and the “say-on-pay frequency” vote in which 79% of the votes cast voted in favor of a review of such compensation every three years, which we viewed as generally supportive of our compensation philosophy and practices. We held a special meeting for “say-on-pay” on November 21, 2016 but a quorum for the special meeting was not achieved. Since the special meeting was neither convened nor adjourned to a later date, we included the “say-on-pay” proposal in the proxy for the 2017 annual meeting held on July 29, 2017. The “say-on-pay” proposal was approved at the annual meeting in which approximately 91% of the votes cast on such proposal voted to approve our executive compensation practices. The next “say-on-pay” vote will take place in 2019, which will also include a “say-on-pay frequency” vote as well.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes direct compensation decisions with respect to the compensation of Mr. Heilbron, our Chairman, President and Chief Executive Officer, and establishes the general parameters within which it establishes the compensation for our other Named Executive Officers and senior management team. The Compensation Committee may also review equity awards to other officers and employees. Our Chief Executive Officer is not present for any deliberations or decisions on his own compensation.

The Chief Executive Officer reviews the performance of our other Named Executive Officers and management team annually and makes recommendations with respect to salary adjustments, bonuses and equity award amounts for such executive officers. The Compensation Committee may choose to exercise its discretion in modifying any recommended adjustment or award.

Peer Group for Executive Compensation Purposes

The Compensation Committee reviewed a comprehensive schedule of executive compensation information included in proxy statements for publicly-traded REITs with a business focus similar to ours to assist it in considering the compensation for our Named Executive Officers for 2016 and in determining an appropriate peer group in connection therewith. Based on such review, the Compensation Committee selected the following eight REITs as its peer group for 2017:

BRT Apartments Corp.	One Liberty Properties, Inc.
Cedar Realty Trust, Inc.	TIER REIT, Inc.
City Office REIT, Inc.	Urstadt Biddle Properties Inc.
Franklin Street Properties Corp.	Whitestone REIT

In determining the compensation of our Named Executive Officers, the Compensation Committee considered the compensation of our Named Executive Officers relative to the compensation of the named executive officers of our peer group members. The Compensation Committee reviewed compensation information from the foregoing peer group in connection with its determinations of the 2017 base salaries, target bonuses and equity awards for our Named Executive Officers. However, the Compensation Committee did not attempt to set our compensation levels or awards at a certain targeted level with respect to the comparable company data or otherwise rely entirely on that data to determine Named Executive Officer compensation. Instead, as described above and consistent with past practice, the Compensation Committee members relied on their judgment and experience in setting those compensation levels and making those awards, after reviewing our performance and carefully evaluating a Named Executive Officer’s performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with our company, current compensation arrangements and long-term potential to enhance stockholder value. We expect that the Compensation Committee will continue to review comparable company data in connection with setting the compensation we offer the Named Executive Officers to help ensure that our compensation programs are competitive and fair.

Total Compensation

Total annual compensation consists of base salary, cash incentives, and long-term equity incentive compensation in the form of restricted stock. In setting the total annual compensation for our Named Executive Officers, information on the performance of each Named Executive Officer for the prior year and market data covering peer group salaries are utilized. This evaluation is comprised of both a quantitative assessment as well as a qualitative assessment. The target levels for the total annual compensation of our Named Executive Officers and management team are less than the average of the peer group, primarily due to our size and status as a nontraded REIT. We believe that this is an appropriate target that contemplates both the quantitative and qualitative elements of each position and rewards performance. In addition, this approach allows us to attract and retain skilled and talented executives to guide and lead our business and supports a “pay for performance” culture.

Annual Cash Compensation

Base Salary

Each of our Named Executive Officers receives a base salary to compensate him for services performed during the year. When determining the base salary for each of our Executive Officers, the market levels of similar positions, discounted for size, at the peer group companies, the performance of the Named Executive Officer, the experience of the Named Executive Officer in his position, and the other components of compensation and total compensation are considered. The base salary of our Chief Executive Officer is established by the terms of his employment agreement. The Named Executive Officers are eligible for annual increases in their base salaries.

Annual Non-Equity Compensation

A significant portion of each Named Executive Officer’s compensation is in the form of an annual cash bonus. These annual bonuses are primarily based upon quantifiable company performance objectives. This practice is consistent with our compensation objective of supporting a performance-based environment. An annual determination is made as to the appropriate split between company-wide and executive specific goals based upon an assessment of the appropriate balance. Each year, the Compensation Committee sets for the Chief Executive Officer a threshold, target and maximum bonus that may be awarded to him if the threshold goals are achieved. No specific target bonus was established for Mr. Dubose for 2017 and his bonus will be determined in the discretion of the Compensation Committee.

For 2017, the Compensation Committee established the following goals for Mr. Heilbron and set a target cash bonus of 60% of his base salary:

2017 Goal	2017 Target	% of Company Goal
Achieve MFFO Budget	$77,054	40%
Property Budget	$38,527	20%
Sarbanes-Oxley Compliance	$38,527	20%
Obtain Line of Credit	$19,264	10%
Grow Assets	$19,264	10%

Bonuses for 2017 for the Named Executive Officers have not yet been determined pending review of our 2017 performance by the Board of Directors.

Long-Term Incentive Compensation

We grant long-term equity incentive awards to our Named Executive Officers as part of our overall compensation package. These awards are consistent with our policies of fostering a performance-based environment and aligning the interests of our senior management with the financial interests of our stockholders. When determining the amount of long-term equity incentive awards to be granted, the following factors are considered based upon current year performance and three-year historical performance: our business performance, such as growth in FFO and performance of real estate assets (including, but not limited to, occupancy, same property net operating income growth and leasing spreads); the responsibilities and performance of the executive, such as how they performed relative to their delineated goals; value created for our stockholders, such as total stockholder return (defined as distributions plus capital appreciation for a given year or period) compared to sector average and net asset value; strategic accomplishment, such as identifying strategic direction for us, and market factors, such as navigating the current economic climate and the strength of the balance sheet and debt maturities.

We compensate our Named Executive Officers for long-term service to us and for sustained increases in our stock performance through grants of restricted shares. In 2012 and prior years, these shares vested equally over three years for all officers. Beginning with restricted stock awards granted in 2013, a larger number of restricted shares were granted to some Named Executive Officers where the shares vest over a ten-year period. The aggregate value of the long-term incentive compensation granted is based upon established goals including an assessment of FFO as compared to budgeted or targeted goals; FFO growth year over year as compared against the peer group; the identification of strategic initiatives, their execution and the anticipated long-term benefits to stockholders; and overall stockholder value and performance based upon the above metrics and in relation to the peer group performance. Distributions are paid on the entirety of the grant from the grant date.

Equity compensation is awarded to our Chief Executive Officer by the Compensation Committee and to other Named Executive Officers based primarily on the strategic initiatives and decisions made during the applicable fiscal year. The restricted stock awards granted to our Named Executive Officers during 2017 are reflected in the Outstanding Equity Awards at Fiscal Year End table below. On January 2, 2017, Mr. Heilbron was granted 16,000 shares of restricted stock that vest in equal installments over ten years; Mr. Harbert was granted 5,000 shares of restricted stock that vest in equal installments over three years; and Mr. Dubose was granted 8,750 shares of restricted stock that vest in equal installments over ten years. We and Mr. Harbert agreed to end Mr. Harbert’s service as our Chief Financial Officer effective as of April 18, 2017. In connection with his separation, he forfeited 8,333 shares of restricted stock.

Perquisites and Other Personal Benefits

We provide our Named Executive Officers with perquisites and other personal benefits, including payment of premiums for an additional life insurance policy, an auto allowance and the payment of country club dues, for Mr. Heilbron, that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the Named Executive Officers.

We maintain a 401(k) retirement savings plan for all employees on the same basis, which provides matching contributions at the rate of 100% of the employee’s contributions up to 4% of their salary. In 2017, employees could contribute up to $18,000 of their salary, subject to annual limits under the Code. Named Executive Officers are also eligible to participate in all of our employee benefit plans, such as medical, dental, group life, disability and accidental death and dismemberment insurance, in each case, on the same basis as other employees.

The following table sets forth information concerning the compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2017 and 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary	Stock Awards (1)	Nonequity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Jack K. Heilbron	2017	$333,900	$137,600	$—	$97,755	$569,255
Chairman of the Board, President and Chief Executive Officer	2016	$321,059	$140,000	$156,000	$160,081	$777,140
Larry G. Dubose	2017	$150,000	$75,250	$—	$49,712	$274,962
CFO & Treasurer of NetREIT Dubose Model Home REIT, Inc., CEO of NetREIT Advisors, LLC	2016	$100,000	$75,000	$105,000	$51,088	$331,088
Grant Harbert	2017	$55,381	$—	—	$9,821	$65,202
Former Chief Financial Officer(4)	2016	$185,000	$43,000	—	$11,064	$239,064

(1)

The amounts shown represent the aggregate grant date fair value of awards granted during each fiscal year shown, computed in accordance with FASB ASC Topic 718. This does not represent the compensation expense recognized for the fiscal years shown for financial statement reporting purposes. For a discussion of the valuation assumptions used to determine the grant date fair values for awards granted in 2017 and 2016, see Note 12 to the Financial Statements for the year ended December 31, 2016 included in this prospectus.
(2)	Bonuses shown for 2016 were earned based on 2016 performance and paid in January 2017. The bonus amounts for 2017, to be paid in 2018, have not yet been determined pending review of our 2017 performance by the Board of Directors.
(3)	The following table sets forth the components of All Other Compensation included above:

Name and Principal Position	Year	Distributions Paid on Restricted Stock	Matching Contributions to 401(k) Plan	Group Term Life Insurance Payments	Auto Allowance	Country Club	PTO Payment	Total of Other Compensation
Jack K. Heilbron	2017	$59,520	$10,800	$16,612	$2,467	$8,356	$—	$97,755
	2016	$73,165	$12,000	$16,606	$10,187	$8,940	$39,183	$160,081

Larry G. Dubose	2017	$25,407	$11,693	$612	$12,000	—	—	$49,712
	2016	$29,589	$8,393	$606	$12,500	—	—	$51,088

Grant Harbert	2017	$1,682	$7,533	$606	—	—	—	$9,821
	2016	$1,011	$8,841	$1,212	—	—	—	$11,064

(4)	We and Mr. Harbert agreed to end Mr. Harbert’s service as our Chief Financial Officer effective as of April 18, 2017. In connection with his separation, he forfeited 8,333 shares of restricted stock.

Employment Agreements

We entered into employment agreements with Messrs. Heilbron and Dubose on January 19, 2011. Mr. Dubose’s employment agreement was terminated in April 2017. On October 18, 2017, we entered into a new employment agreement with Mr. Heilbron, which superseded and replaced his prior employment agreement.

Pursuant to his employment agreement, Mr. Heilbron’s annual base salary is $333,900, subject to increase in the discretion of the Board or the Compensation Committee. Mr. Heilbron is also eligible to earn an annual bonus pursuant to our bonus plan for senior executives based on the achievement of targets and other objectives established by the Board or the Compensation Committee for each fiscal year. The employment agreement provides that Mr. Heilbron’s target annual bonus is up to 100% of his base salary. Mr. Heilbron is eligible to participate in all other incentive plans, practices, policies and programs, welfare benefit plans, and all savings and retirement plans, practices, policies and programs, in each case, that are generally applicable to our senior executives. We will also provide to Mr. Heilbron: (a) a supplemental life insurance policy on Mr. Heilbron’s life on terms and conditions agreed to between us and Mr. Heilbron, (b) use of an automobile at our expense, selected by our mutual agreement with Mr. Heilbron, and (c) club dues for membership at a country club of Mr. Heilbron’s choosing.

Mr. Heilbron’s employment agreement provides that if his employment is terminated by us without “cause” or by Mr. Heilbron for “good reason” (each as defined in the employment agreement), then, subject to his execution and non-revocation of a release of claims, he will be entitled to receive the following payments and benefits:

•	a lump-sum cash payment in an amount equal to the average of the annual bonuses received by Mr. Heilbron during the immediately preceding two years, payable within 10 days following the release effective date;

•	for up to 12 months following Mr. Heilbron’s termination of employment, healthcare benefits for Mr. Heilbron and his eligible dependents which are substantially the same and at the same cost as the benefits provided to our currently active employees; and

•	100% of the outstanding and unvested stock options, restricted stock and other equity awards granted to Mr. Heilbron under our equity incentive plans (other than performance-based vesting awards) will become immediately vested and exercisable in full effective as of the date of termination.

The employment agreement contains confidentiality covenants by Mr. Heilbron which apply indefinitely and non-competition covenants by Mr. Heilbron which apply during the term of his employment. The foregoing severance provisions under Mr. Heilbron’s employment agreement are substantially the same as the severance benefits to which he was entitled under his previous employment agreement.

Effective April 19, 2017, the company and Mr. Dubose mutually agreed that his employment agreement will no longer be in effect. However, Mr. Dubose will remain the Chief Executive Officer of NetREIT Advisors as an at-will employee. Prior to its termination, the employment agreement for Mr. Dubose provided that if, during the term of the agreement, Mr. Dubose was terminated by us without “cause” or he terminated his employment for “good reason,” he would be paid or provided with (1) the aggregate amount of (i) his earned but unpaid base salary through the date of termination, paid on the date of termination, and (ii) a cash payment equal to the average of the cash bonus payments received by him during the two years immediately preceding the termination date, payable no later than 30 days following such termination, (2) continued participation for him and his dependents in the company’s health plans for up to 12 months after the termination date at the same cost to him as immediately prior to such termination, and (3) accelerated vesting of any outstanding and unvested equal awards (other than performance-based vesting awards) granted to him under the company’s equity incentive plans. As a condition to receiving certain of the foregoing severance payments and benefits, Mr. Dubose would be required to execute and not revoke a release of claims in favor of the company. The agreement also contained customary confidentiality and non-competition provisions.

Outstanding Equity Awards at Fiscal Year End

The following table shows information regarding restricted stock awards held by our Named Executive Officers on the last day of our fiscal year ended December 31, 2017.

		Stock Awards
Name	Grant Date(1)	Number of Shares or Units that have not Vested(2)	Market Value of Shares or Units that have not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested
Jack K. Heilbron	1/02/2013	5,814
	1/02/2014	6,977
	1/02/2015	11,395
	1/04/2016	13,023
	1/03/2017	14,400
Larry G. Dubose	1/02/2013	4,360
	1/02/2014	4,188
	1/04/2016	6,977
	1/03/2017	7,875

(1)	Represents an award of shares of restricted stock. One-tenth (1/10th) of the restricted stock award will vest on December 31 of the year in which the award is granted and an additional one-tenth (1/10th) of the restricted stock award will vest on each anniversary of such date thereafter, subject to the Named Executive Officer’s continued employment.
(2)	Represents the number of unvested shares of restricted stock as of December 31, 2017.
(3)	Since we have not yet completed this offering and our common stock is not listed on a national securities exchange, the market value was computed using $ , which is the midpoint of the price range set forth on the cover of this prospectus, multiplied by the number of outstanding restricted stock awards for each Named Executive Officer.

Director Compensation

We compensate the directors with cash compensation and awards of restricted stock. We do not have a written policy regarding director compensation. Our Compensation Committee meets at least annually to review, and determine and approve, as appropriate, director compensation for the next fiscal year, including cash and equity compensation, reimbursement for travel and related expenses, and similar matters. The Compensation Committee may also meet during the year, as appropriate, to discuss compensation matters such as grants of restricted stock to our directors in connection with their services as chairs of Board committees, and related matters. Where a director is also an employee of the company, such director is not paid separate compensation for services rendered as a director.

The directors received a cash stipend of $10,000 per meeting in 2017 and reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board or committees of the Board. We granted 3,000 shares of restricted stock on January 2, 2017 to the Lead Independent Director and 2,500 to each of the other non-employee directors. The restricted stock granted will vest in equal annual installments over a three year period commencing December 31, 2017 through December 31, 2020.

Name	Year	Fees earned Or Paid in Cash(1)	Stock Awards(2)	All Other Compensation(3)	Total
William H. Allen	2017	$40,000	$25,800	$10,099	$75,899
David T. Bruen	2017	$40,000	$21,500	$10,972	$72,472
Shirley Y. Bullard	2017	$40,000	$21,500	$8,809	$70,309
Sumner J. Rollings	2017	$40,000	$21,500	$18,254	$79,754
Thomas E. Schwartz	2017	$40,000	$21,500	$15,019	$76,519

(1)	We paid each non-employee director a cash stipend for each meeting. This was $10,000 in 2017 and $7,500 in 2016.
(2)	The amounts shown represent the aggregate grant date fair value of awards made during respective year, computed in accordance with FASB ASC Topic 718. For a discussion of the valuation assumptions used to determine the grant date fair values of these awards, see Note 10 to the Financial Statements for the year ended December 31, 2017 included in this prospectus, as determined in accordance with FASB ASC Topic 718. The restricted stock awards vest over a three year period.
(3)	For all directors, the amount represents distributions declared on shares of restricted stock during the respective years.

As of December 31, 2017, our non-employee directors held the following shares of restricted stock: William H. Allen, 4,180 shares; David T. Bruen, 3,546 shares; Shirley Y. Bullard, 3,546 shares; Sumner J. Rollings, 3,546 shares; and Thomas E. Schwartz, 3,546 shares.

Equity Plans

2017 Incentive Award Plan

Effective as of October 18, 2017, we adopted the 2017 Incentive Award Plan (the “2017 Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to motivate, attract and retain the talent for which we compete.

Eligibility and Administration. Our employees, consultants and directors (including employees, consultants and directors of our subsidiaries) are eligible to receive awards under the 2017 Plan. The 2017 Plan will be administered by the Board with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator”), subject to certain limitations that may be imposed under the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to administer the 2017 Plan, including the authority to select award recipients, determine the nature and amount of each award, and determine the terms and conditions of each award. The plan administrator will also have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2017 Plan, subject to its express terms and conditions.

Size of Share Reserve; Limitations on Awards. The total number of shares reserved for issuance pursuant to awards under the 2017 Plan is                  shares, which may be issued as shares of our Series A or our Series C Common Stock, as determined by the plan administrator, provided that, from and after the date on which the Series C Common Stock becomes publicly listed, only shares of Series C Common Stock may be issued. Shares that are potentially deliverable under an award that expires or is cancelled, forfeited, settled for cash or otherwise terminated without delivery of such shares will, to the extent of such expiration, cancelation, forfeiture, cash settlement or termination, again be available for new grants under the 2017 Plan, and shares withheld by us in payment of the exercise price or taxes relating to any award will again be available for new grants under the 2017 Plan. However, the following shares may not be used again for grant under the 2017 Plan: (a) previously owned shares tendered by a participant to satisfy exercise price or tax withholding obligations associated with an award; and (b) shares purchased on the open market with the cash proceeds from the exercise of options. The share reserve under the 2017 Plan will not be adjusted for the reverse stock split.

To the extent permitted under applicable securities exchange rules without stockholder approval, awards granted under the 2017 Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity awards in the context of a corporate acquisition or merger will not reduce the shares authorized for grant under the 2017 Plan.

The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2017 Plan during any calendar year is                  shares and the maximum amount that may be paid under a cash award pursuant to the 2017 Plan to any one participant during any calendar year period is $5,000,000. The individual award limit under the 2017 Plan will not be adjusted for the reverse stock split.

The plan administrator may establish compensation for our non-employee directors in accordance with the 2017 Plan, including the terms, conditions and amounts of all such compensation. However, subject to certain exceptions, the sum of any cash compensation and the value of awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $500,000, increased to $800,000 for the non-employee director’s initial year of service.

Awards. The 2017 Plan provides for the grant of stock options, restricted stock, performance bonuses, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards and stock appreciation rights (“SARs”). All awards under the 2017 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will be settled in shares of our common stock or cash, as determined by the plan administrator.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying the RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. On the settlement date or dates, we will issue to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one such share in cash) for each vested and nonforfeited RSU.

Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified vesting conditions are met. Vesting conditions applicable to restricted stock may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. In general, restricted stock may not be sold or otherwise transferred until all restrictions are removed or expire.

Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2017 Plan will be settled in cash or shares of common stock, or in a combination of both, as determined by the administrator.

Performance Shares. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Stock Payments. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Other Incentive Awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Other incentive awards may be linked to any one or more specific performance criteria determined by the plan administrator.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator.

Performance Bonus Awards. Performance bonus awards are cash bonus awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals.

Certain Transactions. The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards. In the event of a “change in control,” to the extent that the surviving entity declines to assume or substitute outstanding awards or it is otherwise determined that awards will not be assumed or substituted, the plan administrator shall cause the awards to become fully vested and exercisable in connection with the transaction.

Claw-Back Provisions, Transferability, and Participant Payments. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant, unless otherwise provided by the plan administrator. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. The Board may amend or terminate the 2017 Plan at any time, subject to certain exceptions. In addition, no amendment, suspension or termination of the 2017 Plan may, without the consent of the affected participant, impair any rights or obligations under any previously-granted award, unless the award itself otherwise expressly so provides. If not earlier terminated by the Board, the 2017 Plan will terminate in October 2027.

Additional REIT Restrictions. The 2017 Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

Securities Laws. The 2017 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2017 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2017 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2017 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs. A 2017 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. Only non-qualified stock options may be granted under the 2017 Plan. Upon exercising an option when the fair market value of our stock is higher than the exercise price of the option, a 2017 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising or settling an SAR, a 2017 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs. A 2017 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2017 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may, subject to our consent, make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other Stock or Cash Based Awards. A 2017 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

1999 Flexible Incentive Plan

We established the 1999 Flexible Incentive Plan (the “1999 Plan”) for the purpose of attracting and retaining employees. From and after the day immediately prior to the listing date of our common stock on Nasdaq, no additional awards will be granted under the 1999 Plan.

Share Reserve. The 1999 Plan provides that the maximum number of shares that may be issued with respect to awards under the 1999 Plan at any time shall be an amount equal to 10% of the company’s issued and outstanding common stock at such time. At December 31, 2017, the maximum number of shares that could be issued under the 1999 Plan was approximately 1,762,000 shares. There have been approximately 651,000 restricted shares granted since adopting the 1999 Plan. At December 31, 2017, the amount of shares of common stock available for future grants under the 1999 Plan was approximately 1,111,000 shares.

Awards. The 1999 Plan provides that our administrator may grant or issue stock options, restricted stock, performance awards, dividend equivalents, stock appreciation rights, phantom stock awards or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award. To date, only restricted stock has been issued under the 1999 Plan.

Restricted stock may be granted to participants and made subject to such restrictions as may be determined by the administrator. Typically, restricted stock may be repurchased by us at the original purchase price or, if no cash consideration was paid for such stock, forfeited for no consideration if the conditions or restrictions are not met, and the restricted stock may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to when the restrictions lapse.

Administration. Our Board of Directors administers the 1999 Plan. Subject to the terms and conditions of the 1999 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 1999 Plan. The plan administrator is also authorized to prescribe, amend and rescind rules relating to administration of the 1999 Plan, subject to certain restrictions.

Eligibility. Awards under the 1999 Plan may be granted to individuals who are then our employees, consultants and members of our Board of Directors and our subsidiaries.

Corporate Transactions. In the event of a corporate transaction where the acquirer does not assume awards granted under the 1999 Plan, awards issued under the 1999 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable. Under the 1999 Plan, a corporate transaction is generally defined as any recapitalization, merger, consolidation or conversion involving the company or any exchange of securities involving the common stock, provided that a primary issuance of shares of common stock shall not be deemed to be a corporate transaction.

Amendment and Termination of the 1999 Plan. Our Board of Directors may terminate, amend or modify the 1999 Plan.

Securities Laws. The 1999 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 1999 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 1999 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 1999 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

A 1999 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock. Upon the termination of restrictions on restricted stock, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 1999 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the last two fiscal years, there have been no transactions in which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Our Audit Committee reviews and approves all related party transactions that management has determined are required to be disclosed in the audited financial statements.

Indemnification of Our Directors and Officers in Our Charter and Bylaws

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors. For more information about indemnification under Maryland law and our governing documents, see “Certain Provisions of Maryland Law and Our Charter And Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors whereby we agree to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and leverage and other policies. These policies may be amended and revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Property.”

We intend to continue to acquire, manage, lease and selectively redevelop high-quality office and industrial properties. Future investment activities will be focused on our target markets, but will not be limited to any specific geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We participate with third parties in property ownership, through limited liability partnerships or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into limited liability partnership or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. As of September 30, 2017, our investment in marketable securities totaled approximately $180,000, and we also held interests in two joint ventures. Our investments in marketable securities as of December 31, 2016 and 2015 were approximately $184,000 and $429,000, respectively. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as real estate mortgages, bonds, preferred stocks or common stock.

Financing and Leverage Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our Board of Directors. Although our Board of Directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our Board of Directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our Board of Directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Lending Policies

Except with respect to related party transactions, we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties in which the provision of that financing will increase the value to be received by us for the property sold. We may also make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan that we make will be consistent with our qualification as a REIT for U.S. federal income tax purposes.

Policies with Respect to Issuing and Underwriting Securities

We have authority to, and may, offer common stock, preferred stock or options to purchase stock in exchange for property. Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorizes us to issue the newly classified shares in any manner and on such terms and for such consideration, it deems appropriate, including in exchange for property. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Conflicts of Interest

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted the Ethics Code that generally prohibits conflicts of interest between us and our personnel and directors. Our Ethics Code generally limits our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our Ethics Code may be granted by an executive officer for personnel and by the Board of Directors or a committee of the Board for Directors for officers. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director, or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest, is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•	the fact of the common directorship or interest is disclosed or known to our Board of Directors or a committee of our Board, and our Board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum; or

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the contract or transaction is fair and reasonable to us.

We have adopted a policy requiring all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our Board of Directors will have no obligation to do so.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of December 31, 2017, relating to the beneficial ownership of shares of our common stock by (1) each director and executive officer named in the Summary Compensation Table, and (2) all executive officers and directors as a group. We are not aware of any persons who beneficially own more than 5% of our outstanding shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders.

Name of Beneficial Owner	Number of Shares of Series A Common Stock		Number of Shares of Series C Common Stock	% of Total Outstanding Shares Before Offering(1)	% of Total Outstanding Shares After Offering
William H. Allen	34,664	(2)	—	*
David T. Bruen	37,406	(3)	—	*
Shirley Y. Bullard	30,825	(4)	—	*
Larry G. Dubose	89,346	(5)	—	*
Kenneth W. Elsberry	104,418	(6)	—	*
Grant Harbert	1,720	(7)	—	*
Jack K. Heilbron	211,234	(8)	—	1.19%
Sumner J. Rollings	62,173	(9)	—	*
Thomas E. Schwartz	50,895	(10)	—	*
Adam Sragovicz	5,105	(11)	—	*

All Current Directors and Executive Officers as a Group (9 people)	626,066		0	3.52%

*	Less than 1%.
(1)	Assumes 17,806,042 shares of Series A Common Stock issued and outstanding as of December 31, 2017, which includes shares of nonvested restricted stock that vest annually during the years ending December 2019 through December 31, 2026.
(2)	Includes an aggregate of 34,664 shares of Series A Common Stock, of which 3,396 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.
(3)	Includes an aggregate of 37,406 shares of Series A Common Stock, of which 2,830 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.
(4)	Includes an aggregate of 30,825 shares of Series A Common Stock, of which 2,839 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.
(5)	Includes an aggregate of 89,346 shares of Series A Common Stock, of which 23,400 shares are nonvested restricted stock that vests 3,317 shares evenly for the next five years and 2,445 shares in the sixth year, 1,747 shares in the seventh and eighth year and 875 shares in the ninth year.
(6)	Includes an aggregate of 104,418 shares of Series A Common Stock, of which 30,102 shares are nonvested restricted stock that vests as follows: 5,603 shares evenly for each of the next two years, 4,070 shares for each of the following three years, 3,197 shares in the sixth year, 2,326 shares in the seventh year and 1,163 shares in the eighth year.
(7)	Includes aggregate of 10,053 shares of Series A Common Stock, of which 8,333 shares were forfeited due to his April 18, 2017 departure and of which 1,720 shares remain outstanding.
(8)	Includes (i) an aggregate of 7,535 shares of Series A Common Stock held by Puppy Toes, Inc., of which Mr. Heilbron is the controlling shareholder, and its subsidiaries, (ii) 132,076 shares of Series A Common Stock held by Mr. Heilbron, (iii) 20,013 shares of Series A Common Stock held by Mr. Heilbron’s spouse and (iv) 51,610 shares of Series A Common Stock which are nonvested restricted stock that vests as follows: 7,181 shares evenly for each of the next five years, 6,020 shares in the sixth year, 4,857 shares in the seventh year, 3,228 shares in the eighth year and 1,600 shares in the ninth year.

(9)	Includes an aggregate of 62,173 shares of Series A Common Stock, of which 2,830 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.
(10)	Includes an aggregate of 50,895 shares of Series A Common Stock, of which 2,830 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.
(11)	Includes an aggregate of 5,105 shares of Series A Common Stock, of which 3,333 shares are nonvested restricted stock that vests equally on an annual basis at December 31, 2018 and 2019.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and to our amended and restated bylaws, copies of which are incorporated by reference or will be filed as exhibits to the registration statement of which this prospectus is a part, prior to its effective date, and to the MGCL. See “Where You Can Find More Information.”

General

Our charter authorizes us to issue up to 110,001,000 shares of stock, consisting of (i) 109,001,000 shares of common stock, $0.01 par value per share, of which 100,000,000 are classified as shares of Series A Common Stock, 1,000 are classified as shares of Series B Common Stock and 9,000,000 are classified as shares of Series C Common Stock, and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share, of which 40,000 are classified and designated as shares of Series B Preferred Stock. Immediately prior to the completion of this offering, there will be approximately             shares of Series A Common Stock and 30,700 shares of Series B Preferred Stock issued and outstanding and no shares of any other class or series of stock will be issued and outstanding. We intend to redeem all of the outstanding shares of our Series B Preferred Stock in connection with the completion of this offering so that our common stock will be the only classes or series of our stock issued and outstanding. Immediately following completion of this offering, approximately             shares of common stock will be issued and outstanding, consisting of             shares of Series A Common Stock and             shares of Series C Common Stock. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of his, her or its status as a stockholder.

Series A Common Stock and Series C Common Stock

The shares of Series A Common Stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption to the shares of Series C Common Stock, except that (a) following this offering, the shares of Series C Common Stock will be listed on Nasdaq and the shares of Series A Common Stock will not be listed on any national securities exchange and (b) at our next annual meeting of stockholders immediately following the completion of this offering, we intend to submit the Series A Conversion Proposal for consideration and vote by the holders of Series A Common Stock. Accordingly, assuming stockholder approval of the Series A Conversion Proposal is obtained, we expect that within 24 months following our 2018 annual meeting of stockholders and the acceptance for record of the charter amendment relating to the Series A Conversion Proposal by the State Department of Assessments and Taxation of Maryland, all then-outstanding shares of Series A Common Stock will have converted into shares of Series C Common Stock. The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal.

Prior to the completion of this offering, we intend to effectuate a one-for-             reverse stock split of our outstanding shares of Series A Common Stock. In this prospectus we refer to the reverse stock split and the Series A Conversion Proposal as the “Recapitalization.” For more information please see the section of this prospectus titled “Recapitalization.”

Common Stock

All shares of our Series C Common Stock that we issue in this offering will be duly authorized, validly issued, fully paid and nonassessable. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, and, except as provided with respect to any other class or series of our stock, the holders of shares of our common stock possess exclusive voting power. Directors are elected by a plurality of the votes cast at the meeting in which directors are being elected. Under our charter, voting for the election of directors will be cumulative if, prior to commencement of the voting, a stockholder gives us notice of his, her or its intention to cumulate votes. If any stockholder gives such a notice, then every stockholder will be entitled to such rights, in which case, each stockholder may cumulate his, her or its total votes and cast all of his, her or its votes for any one or a combination of director nominees. In cumulative voting, the total votes entitled to be cast by a stockholder equals the number of director nominees multiplied by the number of shares of common stock that such stockholder is entitled to vote.

Holders of our common stock are entitled to receive dividends or other distributions as and when authorized by our Board of Directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences senior to our common stock, if any, the holders of our common stock will be entitled to share ratably in our remaining assets legally available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights (except for any conversion rights which may approved following this offering in connection with the Series A Conversion Proposal). There are no sinking fund provisions applicable to the common stock. Holders of our Series C Common Stock generally have no appraisal rights under the MGCL as long as the shares are listed on a national securities exchange. Appraisal rights may be available for the holders of Series A Common Stock in connection with certain mergers, consolidations, share exchanges, conversions and asset transfers. Holders of Series A Common Stock will not be entitled to exercise appraisal rights in connection with the Series A Conversion Proposal. All shares of our common stock have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock or any other class or series of stock that we may authorize and issue in the future and to the restrictions on ownership and transfer of our stock described below under the caption “—Restrictions on Ownership and Transfer.”

Under the MGCL, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by Maryland law, our charter provides that a merger, consolidation, share exchange, dissolution or sale of substantially all of our assets may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorizes us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our Board of Directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

We believe that the power of our Board of Directors to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to, among other purposes, assist us in complying with these requirements and qualifying as a REIT. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our aggregate outstanding shares of common stock, which we refer to as the “common stock ownership limit,” or 9.8% in value of our aggregate outstanding shares of stock, which we refer to as the “aggregate stock ownership limit.” We refer to the common stock ownership limit and the aggregate stock ownership limit, collectively, as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our aggregate outstanding shares of common stock or 9.8% of our aggregate outstanding shares of stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquirer or another individual or entity to own our stock in excess of the ownership limit.

Our Board of Directors may, upon receipt of such representations and undertakings reasonably necessary to make such a determination, and in its sole discretion, prospectively or retroactively, establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our Board of Directors may, but is not required to, require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board of Directors in its sole discretion, as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

Our Board of Directors may increase the ownership limit from time to time.

Our charter also prohibits:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	subject to certain exceptions relating to transactions through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system, any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if the Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT and, upon receipt of a recommendation to that effect from the Board of Directors, the holders of shares of common stock, by a vote of a majority of the votes entitled to be cast on the matter, determine that we shall revoke or otherwise terminate our REIT election. The holders of shares of common stock, upon receipt of a recommendation from the Board of Directors, may also determine that compliance with any of the restrictions set forth above is no longer required in order for us to qualify as a REIT and cause us to amend the charter to remove any such restriction or limitation.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our Board of Directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded to the nearest whole share) to be transferred automatically to a trust for the benefit of a charitable beneficiary, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above would not be effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the ownership limit (or other limit established by our charter or our Board of Directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trustee as described above must be repaid by the recipient to the trustee upon demand and any dividend or other distribution authorized but unpaid must be paid when due to the trustee. Subject to Maryland law, effective as of the date that the shares have been transferred to the trustee, the trustee will have the authority, at the trustee’s sole discretion, (i) to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trustee and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person, designated by the trustee who would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. Upon such sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares (or, if the proposed transferee did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the market price (as such term is defined in the charter) of the shares on the day of the event that resulted in the transfer of such shares to the trust); and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

Any net proceeds in excess of the amount payable to the proposed transferee must be immediately paid to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every person who beneficially owns of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the aggregate stock ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must disclose to us in writing such information as we may request, in good faith, in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority and to ensure compliance with the aggregate stock ownership limit.

If our Board of Directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Financial Solutions, Inc.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and to our amended and restated bylaws, copies of which are incorporated by reference or will be filed as exhibits to the registration statement of which this prospectus is a part, prior to its effective date, and to the MGCL. See “Where You Can Find More Information.”

Election and Removal of Directors

Our charter and bylaws provide that the number of our directors may be established by a majority of our entire Board of Directors but may not be fewer than six nor more than eleven, unless approved by stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Directors are elected by a plurality of all the votes cast in the election of directors. Under our charter, voting for the election of directors will be cumulative if, prior to commencement of the voting, a stockholder gives us notice of his, her or its intention to cumulate votes. If any stockholder gives such a notice, then every stockholder will be entitled to such rights, in which case, each stockholder may cumulate his, her or its total votes and cast all of his, her or its votes for any one or a combination of director nominees. In cumulative voting, the total votes entitled to be cast by a stockholder equals the number of director nominees multiplied by the number of shares of common stock that such stockholder is entitled to vote.

Our charter provides that any vacancy on our Board of Directors may be filled by the affirmative vote of a majority of the Board of Directors, even if the remaining directors do not constitute a quorum of the Board of Directors, and any vacancy created by the removal of a director may be filled only by the vote of the holders of a majority of our shares of common stock. Any director elected to fill a vacancy will serve until the next annual meeting of the stockholders and until his or her successor is elected and qualifies.

Our charter provides that any director or the entire Board of Directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of our shares of common stock, except that, no director may be removed when the votes cast against the removal would be sufficient to elect the director if voted cumulatively in accordance with our charter.

Amendment to Charter and Bylaws

Except as described herein and as provided in the MGCL, amendments to our charter must be advised by our Board of Directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. At our next annual meeting of stockholders immediately following the completion of this offering, we intend to submit the Series A Conversion Proposal for consideration and vote by the holders of Series A Common Stock. The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal.

Our bylaws may be amended by our Board of Directors or by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors. Our Board of Directors may not amend provisions of bylaws that would change any rights with respect to any outstanding class of common stock by reducing the amount payable thereon upon our liquidation, or diminishing or eliminating any voting rights pertaining thereto, unless such amendment was also approved by two-thirds of the outstanding shares of such class. In addition, our Board of Directors may adopt a bylaw or an amendment to a bylaw changing the authorized number of directors only for the purpose of fixing our exact number of directors. Any change to the bylaws made by the stockholders may not be altered by the directors prior to the next annual meeting of stockholders.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the MGCL if the corporation’s Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the corporation’s Board of Directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board of Directors has by resolution exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and any other person if the Board of Directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our Board of Directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquirer is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its Board of Directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified Board of Directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the Board of Directors;

•	a requirement that a vacancy on the Board of Directors be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have not elected to be subject to any of the provisions of Subtitle 8, including the provisions that would permit us to classify our Board of Directors or increase the vote required to remove a director without stockholder approval. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our Board of Directors the exclusive power to fix the number of directors and (2) require, unless called by our Chairman, our Chief Executive Officer, our President or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders.

Special Meetings of Stockholders

Pursuant to our bylaws, our Chairman, our Chief Executive Officer, our President or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter and our bylaws provide that stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by any stockholder who was a stockholder of record at the record date set by the Board of Directors for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date the proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our Board of Directors, (2) by a stockholder that has requested that a special meeting be called for the purpose of electing directors in compliance with our bylaws or (3) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the Board of Directors for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and not later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our Board of Directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding shares of common stock or 9.8% in value of our outstanding shares of stock without the approval of our Board of Directors. These provisions as well as the business combination provisions of the MGCL may delay, defer or prevent a change in control of us.

Further, our Board of Directors has the power to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of a class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our Board of Directors to classify or reclassify unissued shares of our preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our charter and bylaws also provide that the number of directors may be established only by a majority of our entire Board of Directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our Board of Directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Trading of our Series C Common Stock on Nasdaq is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of any shares for future sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units or the exercise of stock options), or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise additional capital through a future sale of securities. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

As of September 30, 2017, after giving effect to the one-for-             reverse stock split, we would have had             shares of our Series A Common Stock issued and outstanding. Upon completion of this offering, we will have outstanding an aggregate of             shares of our common stock, consisting of             shares of our Series A Common Stock and             shares of our Series C Common Stock (             shares if the underwriters’ overallotment option is exercised in full), excluding             shares of our Series C Common Stock reserved for future issuance under our 2017 Incentive Award Plan as of the completion of this offering.

All of the             shares of Series C Common Stock to be sold in this offering (             shares if the underwriters’ overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares that are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, assuming that none of the outstanding shares of Series C Common Stock were acquired from one of our affiliates in a transaction not involving a public offering,             shares of our Series C Common Stock outstanding as of September 30, 2017 will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter. All of the shares of our Series A Common Stock outstanding as of September 30, 2017 are “restricted securities” as that term is defined in Rule 144, and may only be sold in the public market if registered or if the sales qualify for an exemption from registration, including an exemption under Rule 144 under the Securities Act, which is discussed below.

As of September 30, 2017 the shares of our Series A Common Stock that were outstanding will, assuming that none of the shares were acquired from one of our affiliates in a transaction not involving a public offering and no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus, become eligible for sale without registration approximately as follows:

Number of Shares of Series A Common Stock	Date Eligible For Sale
shares(1)(2)	Immediately
shares(2)(3)	180 days after the date of this prospectus upon the expiration of the lock-up agreements

(1)	Includes shares that are not restricted securities and restricted securities eligible to be resold under Rule 144(b)(1)(i) without regard to the current public information requirements.
(2)	Assumes that the only persons qualifying as “affiliates” for purposes of Rule 144 are our directors and executive officers.
(3)	Includes shares that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements.

All of our outstanding Series C Common Stock will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter without registration, except for the             shares of Series C Common Stock that will be subject to the lock-up agreements described below. The shares subject to the lock-up agreement includes             shares of our common stock that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements. However, our Series A Common Stock will not be listed on a national stock exchange, and we do not expect a market to develop for shares of our Series A Common Stock. However, at our next annual meeting of stockholders immediately following the completion of this offering, we intend to submit the Series A Conversion Proposal for consideration and vote by the holders of Series A Common Stock. Accordingly, assuming stockholder approval of the Series A Conversion Proposal is obtained, we expect that within 24 months following our 2018 annual meeting of stockholders and the acceptance for record of the charter amendment relating to the Series A Conversion Proposal by the State Department of Assessments and Taxation of Maryland, all then-outstanding shares of Series A Common Stock will have converted into shares of Series C Common Stock. The holders of Series C Common Stock will not be entitled to vote upon the Series A Conversion Proposal.

For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Sale of Restricted Securities

Upon completion of this offering, we will have             shares of our Series C Common Stock issued and outstanding (             shares if the underwriters’ over-allotment option is exercised in full). Of these shares,              shares of Series C Common Stock sold in this offering (             shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares of our Series A Common Stock are not, and following this offering will continue to not be, listed on any national securities exchange, unless such shares are converted into shares of Series C Common Stock in connection with, and assuming stockholder approval of, the Series A Conversion Proposal. The             shares of our Series A Common Stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning on the date 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who is one of our affiliates and has beneficially owned shares of our common stock for at least six months, will be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person, or persons whose shares must be aggregated, who is not currently deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Equity Incentive Plans

We established the 1999 Plan for the purpose of attracting, motivating and retaining employee and non-employee directors, compensating consultants and promoting our long-term growth and success. The 1999 Plan provides that no more than 10% of our issued and outstanding shares of Series A Common Stock can be issued under the 1999 Plan. At September 30, 2017, the maximum number of shares that could be issued under the 1999 Plan was approximately 1,762,000 shares, after adjusting for the one-for-             reverse stock split. There have been approximately 651,000 restricted shares granted since adopting the 1999 Plan. At September 30, 2017, the number of shares of common stock available for future grants under the 1999 Plan was approximately 1,111,000 shares, after adjusting for the one-for-             reverse stock split. From and after the day immediately prior to the listing date of our common stock on Nasdaq, no additional awards will be granted under the 1999 Plan.

We established the 2017 Plan for the purpose of granting cash and equity incentive awards to eligible service providers in order to motivate, attract and retain the talent for which we compete. The 2017 Plan provides that the total number of shares reserved for issuance pursuant to awards under the 2017 Plan is                  shares, which may be issued as Series A Common Stock or Series C Common Stock, in the discretion of the plan administrator. Following the listing of our Series C Common Stock on Nasdaq, only shares of our Series C Common Stock will be issuable under the 2017 Plan. We have not yet granted any awards under the 2017 Plan. The share reserve under the 2017 Plan will not be adjusted for the reverse stock split.

Lock-up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of the each of the representatives, we and they will not, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of;

•	directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Series C Common Stock or securities convertible into or exchangeable or exercisable for any share of our Series C Common Stock (including, without limitation, shares of our Series C Common Stock or such other securities which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the SEC, securities which may be issued upon exercise of a stock option or warrant and our Series A Common Stock upon completion of the Recapitalization), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing;

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our Series C Common Stock or any such other securities (regardless of whether any of the transactions described in this bullet or the immediately preceding bullet are to be settled by the delivery of shares of our Series C Common Stock or such other securities, in cash or otherwise), other than, with respect to us, the shares of our Series C Common Stock to be sold hereunder and in respect of any shares of our Series C Common Stock issued under our existing incentive plans; or

•	in the case of our directors and officers, make any demand for or exercise any right with respect to the registration of any shares of our Series C Common Stock or any security convertible into or exercisable or exchangeable for shares of our Series C Common Stock

However, each of our directors and executive officers may transfer or dispose of our shares during the 180-day restricted period in the case of gifts or for estate planning purposes, or for certain other specified transfers, where the transferee agrees to a similar lock-up agreement for the remainder of the 180-day restricted period.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a real estate investment trust (“REIT”) and this offering of our Series C Common Stock, which we refer to in this discussion as our “common stock.” For purposes of this discussion, references to “we,” “our” and “us” mean only Presidio Property Trust, Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”);

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2000. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ended December 31, 2009, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•	Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during a period that is generally five years beginning on the date on which we acquired the asset, then we generally will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

•	Ninth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries” described below, generally will be required to pay U.S. federal corporate income tax on their earnings.

•	Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf.

•	Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our common stock.

•	Twelfth, if we fail to comply with the requirement to send annual letters to our stockholders requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us, to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership for U.S. federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. For purposes of the REIT qualification tests, the treatment of our ownership of partnerships or limited liability companies treated as disregarded entities for U.S. federal income tax purposes is generally the same as described below with respect to qualified REIT subsidiaries. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Subsidiary Partnerships and Limited Liability Companies.”

We have control of certain subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we are or become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We own an interest in an entity that has elected, together with us, to be treated as our taxable REIT subsidiary, and we may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary; and

•	We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions will not be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends or interest, our allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property).

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, either directly or through any qualified REIT subsidiaries, subsidiary partnerships or limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We do not intend, and we do not intend to permit our qualified REIT subsidiaries or subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by us, our qualified REIT subsidiaries or our subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a taxable REIT subsidiary, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax. Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our taxable REIT subsidiaries.

Asset Tests. At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. From time to time we may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. We intend that our ownership of any such securities will be structured in a manner that allows us to comply with the asset tests described above.

Fourth, not more than 20% (25% for taxable years beginning after July 30, 2008 and on or before December 31, 2017) of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. We own an interest in an entity that has elected, together with us, to be treated as our taxable REIT subsidiary, and we may acquire securities in additional taxable REIT subsidiaries in the future. So long as each of these companies qualifies as a taxable REIT subsidiary of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded, and in the future will not exceed, 20% (25% for taxable years beginning after July 30, 2008 and on or before December 31, 2017) of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any qualified REIT subsidiary, partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company that owns such securities). For example, our indirect ownership of securities of each issuer may increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership or limited liability company in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our REIT taxable income; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within a period that is generally five years following our acquisition of such asset, as described above under “—General.”

Under the 2017 Tax Legislation, for taxable years beginning after December 31, 2017, our deduction for net business interest expense will generally be limited to 30% of our taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If we are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We believe that we will be eligible to make this election. If we make this election, although we would not be subject to the interest expense limitation described above, our depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates.

We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid. In addition, if a dividend we have paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges. We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Tax Liabilities and Attributes Inherited in Connection with Acquisitions. From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such corporations or entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “—General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

Moreover, we may from time to time acquire other REITs through a merger or acquisition. If any such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we, as the surviving corporation in the merger or acquisition, would be obligated to pay) U.S. federal income tax on its taxable income at regular rates, and if the merger or acquisition is a transaction in which our tax basis in the assets of such REIT is less than the fair market value of the assets determined at the time of the merger or acquisition, we would be subject to tax on the built-in gain on each asset of such REIT as described above if we were to dispose of the asset in a taxable transaction during the five-year period following the merger or acquisition. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “—Prohibited Transaction Income”).

Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.

Failure to Qualify. If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates (although, under the 2017 Tax Legislation, the corporate alternative minimum tax has been repealed for taxable years beginning after December 31, 2017). Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders, and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Under the 2017 Tax Legislation, non-corporate stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Subsidiary Partnerships and Limited Liability Companies

General. We hold investments indirectly through subsidiary partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our subsidiary partnerships and limited liability companies based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification. Our interests in our subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of a subsidiary partnership or limited liability company to a corporation might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

If a subsidiary of ours that is treated as a partnership for U.S. federal income tax purposes acquires interests in property in exchange for interests in such partnership, the tax basis of these property interests generally will carry over to such partnership, notwithstanding their different book (i.e., fair market) value. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including limited liability companies treated as partnerships for U.S. federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method chosen in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by the partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules. The Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how certain aspects of these rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This discussion is limited to holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	REITs or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Holders of Our Common Stock

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. Under the 2017 Tax Legislation, non-corporate U.S. holders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. For purposes of determining whether distributions to holders of our capital stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. holders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. holder of our common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Taxation of Tax-Exempt Holders of Our Common Stock

Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be unrelated business taxable income, or UBTI, to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts. “ As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of Our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the acquisition, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular graduated rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, recent legislation may cause such excess distributions to be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)

the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% (or 20% to the extent provided in applicable Treasury Regulations) of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain realized from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1)	our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as Nasdaq; and

(2)	such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such stock is “regularly traded” and the non-U.S. holder did not own more than 10% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1).

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock or gross proceeds from the sale or other disposition of our common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, a “plan” subject to Section 4975 of the Code, including without limitation, an individual retirement account, and an entity that is deemed to hold the assets of any such employee benefit plan or plans (collectively, “Plans”).

Plans should also consider the entire discussion under the heading “U.S. Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by a Plan to purchase our common stock.

Employee Benefit Plans and Other Plans

Each fiduciary of a Plan that is subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the document governing the Plan.

In determining whether an investment in shares of our common stock is prudent, the appropriate fiduciary of a Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the Plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the Plan and the liquidity and current return of the Plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”

Each Plan, including IRAs, should consider the fact that we are not acting, or will not act, as a fiduciary to any Plan with respect to the decision to purchase or hold shares of our common stock. We are not undertaking to provide impartial investment advice or advice based on any particular investment need, or to give advice in a fiduciary capacity, with respect to the decision to purchase or hold the shares of our common stock. All communications, correspondence and materials from us with respect to the shares of our common stock are intended to be general in nature and are not directed at any specific purchaser of the shares of our common stock, and do not constitute advice regarding the advisability of investment in the shares of our common stock for any specific purchaser. The decision to purchase and hold the shares of our common stock must be made solely by each prospective Plan purchaser on an arm’s length basis.

Whether or not our underlying assets were deemed to include “plan assets,” as described below, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plan, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and it may result in the disqualification of an IRA. In addition, the fiduciary of a Plan that engages in such non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

An investment in shares of our common stock by a Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under

Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among these statutory exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempt certain transactions (including, without limitation, a sale and purchase of securities) between a Plan and a party in interest so long as (i) such party in interest is treated as such solely by reason of providing services to the Plan, (ii) such party in interest is not a fiduciary which renders investment advice, or has or exercises discretionary authority or control, with respect to the plan assets involved in such transaction, or an affiliate of any such person and (iii) the Plan neither receives less than nor pays more than “adequate consideration” (as defined in such Sections) in connection with such transaction. In addition, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to an investment in shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. Furthermore, newly-issued class exemptions, such as the “Best Interests Contract Exemption” (PTCE 2016-01) and the “Principal Transaction Exemption” (PTCE 2016-02) may provide relief for certain transactions involving investment advice fiduciaries. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in shares of our common stock.

Employee benefit plans that are governmental, church or non-U.S. plans are exempt from ERISA and Section 4975 of the Code but may be subject to other federal, state, local or non-U.S. laws and regulations that are similar to ERISA or Section 4975 of the Code (“Similar Law”).

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering investing in shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

Purchasers of the shares of our common stock will be deemed to represent, warrant and agree that (1) if they are, or are acting on behalf of, a Plan, the acquisition, holding and disposition of such shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws, and (2) if they are a governmental, church, non-U.S. or other plan, the acquisition, holding and disposition of such shares will not constitute or result in a non-exempt violation of any Similar Law.

Further, if the purchaser or subsequent transferee is an ERISA Plan, such purchaser or subsequent transferee will be deemed to have represented and warranted that (i) we have not acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to make an investment in shares of our common stock, and we will not at any time be relied upon as the Plan’s fiduciary with respect to any decision to invest in shares of our common stock, and (ii) the decision to make an investment in shares of our common stock has been made by a duly authorized fiduciary of the Plan that (A) is independent (as that term is used in 29 C.F.R. 2510.3-21(c)(1)) of us, and there is no financial interest, ownership interest, or other relationship, agreement or understanding or otherwise that would limit its ability to carry out its fiduciary responsibility to the Plan; (B) is a U.S. bank, U.S. insurance carrier, investment adviser registered under the U.S. Investment Advisers Act of 1940, a U.S. broker-dealer registered under the Exchange Act, or an independent fiduciary that holds, or has under management or control, total assets of at least $50 million (in each case, as specified in 29 C.F.R. 2510.3-21(c)(1)(i)(A)-(E)); (C) is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including, without limitation, with respect to the decision to make an investment in shares of our common stock); (D) has been fairly informed that we have not and will not undertake to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the investment in shares of our common stock; (E) has been fairly informed that we have financial interests in the Plan’s investment in shares of our common stock, which interests may conflict with the interest of the Plan, as more fully described in this prospectus; (F) is a fiduciary under ERISA or the Code, or both, with respect to the decision to make an investment in shares of our common stock, and is responsible for exercising (and has exercised) independent judgment in evaluating whether to invest the assets of such Plan in shares of our common stock; and (G) is not paying us any fee or other compensation directly for the provision of investment advice (as opposed to other services) in connection with the investment in shares of our common stock.

Our Status Under ERISA

In some circumstances in which a Plan holds an equity interest in an entity, the assets of the entity are deemed to be assets of the Plan. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their potential liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing Plans and we engage in a transaction with a “party in interest” or “disqualified person” with respect to one or more of the investing Plans. Further, if our assets are deemed to be assets of investing Plans, any person that exercises authority or control with respect to the management or disposition of our assets is an ERISA Plan fiduciary.

U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”) outlines the circumstances under which a Plan’s interest in an entity will be subject to the look-through rule. The Plan Asset Regulation applies to the purchase by a Plan of an “equity interest” in an entity, such as stock of a REIT.

However, the Plan Asset Regulation provides an exception to the look-through rule for equity interests that are “publicly offered securities.” A “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on, or prohibition against, any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Plan Asset Regulation provides exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

Because of the foregoing, our common stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representations

The above discussion is a summary of some of the material considerations under ERISA and Section 4975 of the Code applicable to prospective investors that are Plans. It is not intended to be a complete discussion of all relevant law nor to be construed as legal advice or a legal opinion. Prospective investors should consult their own counsel on these matters concerning the impact of ERISA and Section 4975 of the Code or Similar Law, as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated as of the date of this prospectus, the underwriters named below, for whom Janney Montgomery Scott LLC (“Janney”), is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Series C Common Stock indicated below:

Number of Shares of Series C Common Stock
Janney Montgomery Scott LLC

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Series C Common Stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series C Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Series C Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Series C Common Stock covered by the underwriters’ overallotment option described below.

The underwriters initially propose to offer the shares of Series C Common Stock to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share, and such dealers may reallow a concession not in excess of $        per share. After the initial offering of the shares of Series C Common Stock, the offering price and other selling terms may from time to time be varied by the representative. The underwriters have informed us that they do not intend to confirm any sales to discretionary accounts to exceed        % of the total number of shares of Series C Common Stock offered by them.

We have granted to the underwriters an overallotment option, exercisable for 30 days from the date of this prospectus, to purchase up to additional             shares of Series C Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase their pro rata share of the additional shares of Series C Common Stock based on the number of shares of Series C Common Stock initially purchased by each underwriter as set forth in the table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of Series C Common Stock.

	Per share of Series C common stock		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds before expenses	$	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        million. We have agreed to reimburse all of Janney’s reasonable out of pocket costs and expenses customarily borne by an issuer incident to the purchase, sale and delivery of the Series C Common Stock offered by the underwriters, including, all fees and expenses of filing with the SEC and FINRA (plus all Blue Sky fees and expenses). We have also agreed to pay up to $                 in the aggregate of all actually and reasonably incurred costs and expenses of Janney. Additionally, we have agreed to pay Janney a structuring fee equal to     % of the gross proceeds from this offering, payable in cash upon closing.

We have also agreed to give Janney a right of first refusal to act as the lead managing underwriter or placement agent and book runner in any subsequent public or private offering of our equity securities for twelve months following the date of the completion of this offering.

We have submitted an application to list the shares of Series C Common Stock offered by this prospectus on Nasdaq under the trading symbol “SQFT.” The representative of the underwriters has advised us that, following completion of the offering of shares of our Series C Common Stock, one or more underwriters intend to make a market in such shares after the initial offering, although they are under no obligation to do so. The underwriters may discontinue any market making activities at any time without notice. We can give no assurance as to development, maintenance or liquidity of any trading market for the shares of our Series C Common Stock.

We, our directors, executive officers and their affiliates have agreed that, without the prior written consent of Janney, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The restrictions described in the two immediately preceding paragraphs do not apply to:

•	bona fide gifts;

•	transfers for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•	transfers to any general partnership, limited partnership, limited liability company, corporation or other legal entity which is wholly owned, directly or indirectly, by the transferor or the transferor’s immediate family;

•	transfers by will, other testamentary document, or intestate succession upon death of the transferor;

•	transfers to which the underwriters have consented;

•	the sale of shares of Series C Common Stock to the underwriters; or

•	the issuance of shares of Series C Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing.

In order to facilitate the offering of the shares of Series C Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Series C Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Series C Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Series C Common Stock in the open market to stabilize the price of the Series C Common Stock. These activities may raise or maintain the market price of the shares of Series C Common Stock above independent market levels or prevent or retard a decline in the market price of the Series C Common Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Series C Common Stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for shares of our common stock. The public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities)

and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Series C Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain matters of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

EXPERTS

The (i) consolidated financial statements of Presidio Property Trust, Inc. and Subsidiaries (formerly NetREIT, Inc. and Subsidiaries) as of December 31, 2016 and 2015 and the related financial statement schedule; and (ii) statement of revenues over certain operating expenses of Highlands Ranch Shea Center II for the year ended December 31, 2014, both included elsewhere in this prospectus, have been audited by Squar Milner LLP, independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of our common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules filed as a part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also make this information available on the investors’ relations section of our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

INDEX TO FINANCIAL STATEMENTS

Page
Presidio Property Trust, Inc. Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	F-2
Condensed Consolidated Statements of Operations for the Three Months and Nine Months Ended September 30, 2017 and 2016	F-3
Condensed Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2017	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2017 and 2016	F-5
Notes to Condensed Consolidated Financial Statements	F-6
NetREIT, Inc. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-16
Consolidated Balance Sheets as of December 31, 2016 and 2015	F-17
Consolidated Statements of Operations for the Years Ended December 31, 2016 and 2015	F-18
Consolidated Statements of Equity for the Years Ended December 31, 2016 and 2015	F-19
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2015	F-20
Notes to Consolidated Financial Statements	F-21
Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization	F-37
Highlands Ranch Shea Center II
Report of Independent Auditors	F-39
Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2014 and the Nine Months Ended September 30, 2015 (unaudited)	F-40
Notes to Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2014 and the Nine Months Ended September 30, 2015 (unaudited)	F-41

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Real estate assets and lease intangibles:
Land	$46,105,130	$47,190,225
Buildings and improvements	184,584,788	180,590,935
Tenant improvements	21,388,233	20,148,272
Lease intangibles	12,235,417	12,663,629

Real estate assets and lease intangibles held for investment, cost	264,313,568	260,593,061
Accumulated depreciation and amortization	(37,351,636)	(32,665,688)

Real estate assets and lease intangibles held for investment, net	226,961,932	227,927,373
Real estate assets held for sale, net	12,342,411	12,594,836

Real estate assets, net	239,304,343	240,522,209
Cash and cash equivalents	3,436,531	3,116,147
Restricted cash	3,854,970	4,271,648
Deferred leasing costs, net	1,922,468	1,920,091
Goodwill	2,423,000	2,423,000
Other assets, net	5,612,568	5,745,982

TOTAL ASSETS	$256,553,880	$257,999,077

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable held for investment, net	$157,018,825	$152,998,857
Mortgage notes payable related to real estate assets held for sale, net	5,900,258	5,887,254

Mortgage notes payable, net	162,919,083	158,886,111
Accounts payable and accrued liabilities	6,743,991	6,066,068
Accrued real estate taxes	2,348,145	2,318,990
Dividends payable	—	1,171,924
Below-market leases, net	1,457,204	1,698,086
Mandatorily redeemable Series B Preferred Stock, net, $0.01 par value, $1,000 liquidating preference; shares authorized: 35,000; 30,700 and 32,700 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively, net	30,565,687	32,108,268

Total liabilities	204,034,110	202,249,447

Commitments and contingencies

Equity:
Series A Common Stock, $0.01 par value, shares authorized: 100,000,000; 17,614,160 and 17,502,673 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	176,143	175,028
Additional paid-in capital	150,616,707	149,539,782
Dividends in excess of accumulated losses	(112,939,280)	(106,623,957)

Total stockholders’ equity before noncontrolling interest	37,853,570	43,090,853
Noncontrolling interest	14,666,200	12,658,777

Total equity	52,519,770	55,749,630

TOTAL LIABILITIES AND EQUITY	$256,553,880	$257,999,077

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Revenues:
Rental income	$7,661,356	$7,693,017	$23,470,574	$23,602,360
Fee and other income	302,118	160,616	1,257,500	489,565

Total revenue	7,963,474	7,853,633	24,728,074	24,091,925

Costs and expenses:
Rental operating costs	2,794,071	2,576,781	8,067,236	7,635,145
General and administrative	1,322,631	1,252,299	3,960,202	3,715,029
Depreciation and amortization	2,399,307	2,564,211	7,346,640	7,723,372

Total costs and expenses	6,516,009	6,393,291	19,374,078	19,073,546

Other income (expense):
Interest expense-Series B preferred stock	(1,202,099)	(1,443,960)	(3,966,902)	(4,546,687)
Interest expense-mortgage notes	(1,989,053)	(1,879,780)	(5,851,865)	(5,641,296)
Interest and other income	10,515	9,892	25,612	78,224
Gain on sales of real estate, net	210,372	732,908	2,237,423	2,121,453
Impairment of real estate asset	—	(700,000)	—	(700,000)
Income tax expense	(53,566)	(87,898)	(154,189)	(232,598)

Total other expense, net	(3,023,831)	(3,368,838)	(7,709,921)	(8,920,904)

Net loss	(1,576,366)	(1,908,496)	(2,355,925)	(3,902,525)

Less: Income attributable to noncontrolling interests	(200,181)	(81,534)	(415,009)	(102,890)

Net loss attributable to Presidio Property Trust, Inc. common stockholders	$(1,776,547)	$(1,990,030)	$(2,770,934)	$(4,005,415)

Basic and diluted income (loss) per common share

Loss per common share	$(0.10)	$(0.12)	$(0.16)	$(0.23)

Weighted average number of common shares outstanding—basic and diluted	17,617,500	17,073,986	17,564,805	17,286,439

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statement of Changes in Equity

For the Nine Months Ended September 30, 2017

(Unaudited)

				Dividends
			Additional	In Excess of	Total	Non-
	Common Stock		Paid-in	Accumulated	Stockholders’	controlling	Total
	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance, December 31, 2016	17,502,673	$175,028	$149,539,782	$(106,623,957)	$43,090,853	$12,658,777	$55,749,630
Net (loss) income	—	—	—	(2,770,934)	(2,770,934)	415,009	(2,355,925)
Dividends declared/reinvested	114,449	1,144	1,094,290	(3,544,389)	(2,448,955)	—	(2,448,955)
Common stock repurchased	(2,962)	(29)	(17,365)	—	(17,394)	—	(17,394)
Contributions from noncontrolling interests, net of distributions paid	—	—	—	—	—	1,592,414	1,592,414

Balance, September 30, 2017	17,614,160	$176,143	$150,616,707	$(112,939,280)	$37,853,570	$14,666,200	$52,519,770

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the	For the
	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
Cash flows from operating activities:
Net loss	$(2,355,925)	$(3,902,525)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,346,640	7,723,372
Stock compensation	410,760	388,602
Bad debt expense	37,205	(54,405)
Gain on sale of real estate assets, net	(2,237,423)	(2,121,453)
Impairment of real estate assets	—	700,000
Amortization of financing costs	956,956	1,081,520
Amortization of above-market leases	79,013	139,417
Amortization of below-market leases	(240,882)	(345,948)
Straight-line rent adjustment	(452,427)	(660,705)
Changes in operating assets and liabilities:
Other assets	487,961	1,000,323
Accounts payable and accrued liabilities	267,164	(1,008,736)
Accrued real estate taxes	29,155	(473,886)

Net cash provided by operating activities	4,328,197	2,465,576

Cash flows from investing activities:
Real estate acquisitions	(16,810,985)	(15,774,855)
Additions to buildings and tenant improvements	(3,156,986)	(3,713,626)
Additions to deferred leasing costs	(407,653)	(710,721)
Proceeds from sales of real estate	16,463,558	8,560,357
Restricted cash	416,678	2,992,873

Net cash used in investing activities	(3,495,388)	(8,645,972)

Cash flows from financing activities:
Proceeds from mortgage notes payable, net of issuance costs	13,342,994	18,979,585
Repayment of mortgage notes payable	(9,656,060)	(9,217,047)
Series B preferred stock costs	(153,500)	—
Redemption of mandatorily redeemable Series B preferred stock	(2,000,000)	(2,300,000)
Contributions from noncontrolling interests net of distributions paid	1,592,414	197,148
Repurchase of common stock	(17,394)	(55,023)
Dividends paid to stockholders	(3,620,879)	(3,347,690)

Net cash (used in) provided by financing activities	(512,425)	4,256,973

Net increase (decrease) in cash and cash equivalents	320,384	(1,923,423)
Cash and cash equivalents—beginning of period	3,116,147	6,626,423

Cash and cash equivalents—end of period	$3,436,531	$4,703,000

Supplemental disclosure of cash flow information:
Interest paid Series B preferred stock	$3,355,983	$5,080,417

Interest paid-mortgage notes payable	$5,441,424	$5,449,481

Non-cash investing and financing activities:
Reinvestment of cash dividends	$1,095,434	$1,795,040

Accrual of dividends payable	$—	$1,155,498

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

September 30, 2017

1. ORGANIZATION

Organization. Presidio Property Trust, Inc. (formerly known as NetREIT, Inc.) (the “Company”) is incorporated in the State of Maryland and operates as a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s portfolio includes the following properties:

•	Fifteen office buildings and two industrial properties (“Office/Industrial Properties”) which total approximately 1,464,000 rentable square feet,

•	Four retail shopping centers and one mixed use property (“Retail Properties”) which total approximately 228,000 rentable square feet, and

•	One hundred thirty-nine Model Homes owned by four affiliated limited partnerships and one limited liability company (“Residential Properties”).

The Company operates in the following partnerships during the periods covered by these condensed consolidated financial statements:

•	The Company is the sole General Partner in two limited partnerships (NetREIT Palm Self-Storage LP and NetREIT Casa Grande LP), all with ownership in real estate income producing properties. The Company refers to these entities collectively, as the “NetREIT Partnerships”. In June 2016, the Company purchased the 5.99% outside interest in NetREIT Garden Gateway LP.

•	The Company is the general and limited partner in four partnerships that purchase and lease back Model Homes from developers (“Dubose Model Home Investors #201, LP”, “Dubose Model Homes Investors #202, LP”, “Dubose Model Homes Investors #203, LP” and “NetREIT Dubose Model Home REIT, LP”). The Company refers to these entities collectively, as the “Model Home Partnerships”.

The Company has determined that the entities described above, where it owns less than 100%, should be included in the Company’s consolidated financial statements as the Company directs their activities and has control of these limited partnerships.

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes. To qualify as a REIT, the Company must distribute annually at least 90% of adjusted taxable income, as defined in the Code, to its stockholders and satisfy certain other organizational and operating requirements. As a REIT, no provision is made for federal income taxes on income resulting from those sales of real estate investments which have or will be distributed to stockholders within the prescribed limits. However, taxes are provided for those gains which are not anticipated to be distributed to stockholders unless such gains are deferred pursuant to Section 1031. In addition, the Company is subject to a federal excise tax which equals 4% of the excess, if any, of 85% of the Company’s ordinary income plus 95% of the Company’s capital gain net income over cash distributions, as defined. The Company believes that it has met all of the REIT technical requirements for the three and nine months ended September 30, 2017 and 2016.

Earnings and profits that determine the taxability of distributions to stockholders differ from net income reported for financial reporting purposes due to differences in estimated useful lives and tax deprecation methods used to compute the carrying value (basis) on the investments in properties for tax purposes, among other things. During the nine months ended September 30, 2017 and 2016, all distributions paid were considered return of capital to the stockholders as we reported a taxable net loss during the period.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any major tax jurisdictions.

2. SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017 and amended on April 20, 2017.

Basis of Presentation. The accompanying condensed consolidated financial statements have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statement and the instructions to Form 10-Q and Article 8 of Regulation S-X. Certain information and footnote disclosures required for annual consolidated financial statements have been condensed or excluded pursuant to rules and regulations of the SEC. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments of a normal and recurring nature that are considered necessary for a fair presentation of our financial position, results of our operations, and cash flows as of and for the nine months ended September 30, 2017 and 2016, respectively. However, the results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. The condensed consolidated balance sheet at year ended December 31, 2016 has been derived from the audited consolidated financial statements included in the Form 10-K filed with the SEC on March 17, 2017 and amended on April 20, 2017.

Principles of Consolidation. The accompanying condensed consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries and entities the Company controls or of which it is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allocation of purchase price paid for property acquisitions between land, building and intangible assets acquired including their useful lives; valuation of long-lived assets, and the allowance for doubtful accounts, which is based on an evaluation of the tenants’ ability to pay. Actual results may differ from those estimates.

Real Estate Held for Sale. Real estate held for sale during the current period is classified as “real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements. Mortgage notes payable related to the real estate held for sale during the current period is classified as “notes payable related to real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements.

Asset Impairments. We review the carrying value of each of our real estate properties quarterly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the nine months ended September 30, 2017, management did not believe any impairment reserve was required.

Reclassifications. Certain reclassifications have been made to the previously presented consolidated financial statements and condensed consolidated financial statements to conform to the current period presentation. These reclassifications had no effect on previously reported results of consolidated operations or equity.

Subsequent Events. We evaluate subsequent events up until the date the consolidated financial statements are issued.

Recently Issued Accounting Pronouncements. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). The amendments in ASU No. 2016 -02 changes the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The new standard is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company is still evaluating the provisions of ASU 2016-18 and its impact on the consolidated statement of cash flows.

3. RECENT REAL ESTATE TRANSACTIONS

On February 27, 2017, the Company sold the Rangewood Medical Building for approximately $2.2 million and recognized a loss of approximately $170,000.

On March 31, 2017, the Company sold the Regatta Square Retail Center for approximately $3.0 million and recognized a gain of approximately $756,000.

On April 7, 2017, the Company sold the Shoreline Medical Building for approximately $8.2 million and recognized a gain of approximately $1.3 million.

During the nine months ended September 30, 2017, the Company disposed of fourteen Model Homes for approximately $5.3 million and recognized a gain of approximately $350,000 related to the sale of these Model Homes.

During the nine months ended September 30, 2017, the Company acquired forty-five model homes for approximately $16.8 million. The purchase price was paid through cash payments of $5.7 million and mortgage notes of $11.1 million.

4. REAL ESTATE ASSETS

A summary of the properties owned by the Company as of September 30, 2017 is as follows:

Property Name	Date Acquired	Location	Real estate assets, net (in thousands)
Garden Gateway Plaza	March 2007	Colorado Springs, Colorado	$11,450
World Plaza	September 2007	San Bernardino, California	5,738
Executive Office Park	July 2008	Colorado Springs, Colorado	8,120
Waterman Plaza	August 2008	San Bernardino, California	5,656
Pacific Oaks Plaza	September 2008	Escondido, California	4,019
Morena Office Center	January 2009	San Diego, California	4,922
Genesis Plaza	August 2010	San Diego, California	8,707
Dakota Bank Buildings	May 2011	Fargo, North Dakota	9,772
Yucca Valley Retail Center	September 2011	Yucca Valley, California	6,605
Port of San Diego Complex	December 2011	San Diego, California	13,957
The Presidio	November 2012	Aurora, Colorado	6,432
Bismarck	March 2014	Fargo, ND	5,788
Union Terrace Building	August 2014	Lakewood, Colorado	8,395
Centennial Tech Center	December 2014	Colorado Springs, Colorado	13,585
Arapahoe Service Center	December 2014	Centennial, Colorado	10,783
Union Town Center	December 2014	Colorado Springs, Colorado	10,293
West Fargo Industrial	August 2015	Fargo, North Dakota	7,500
300 N.P.	August 2015	Fargo, North Dakota	3,672
Research Parkway	August 2015	Colorado Springs, Colorado	2,710
One Park Center	August 2015	Westminster, Colorado	8,505
Highland Court	August 2015	Centennial, Colorado	12,449
Shea Center II	December 2015	Highlands Ranch, Colorado	23,742

Presidio Property Trust, Inc properties			192,800
Model Home properties	2010-2017	AZ, CA, FL, IL, NC, NJ, PA, SC, TX, UT, WI	46,504

	Total real estate assets and lease intangibles, net		$239,304

Geographic Diversification Table

The following tables show a list of properties owned by Presidio Property Trust, Inc. grouped by state location as of September 30, 2017:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate% of Aggregate Annual Rent
California	7	420,927	24.9%	$5,947,230	27.5%
Colorado	11	873,684	51.6%	12,229,995	56.5%
North Dakota	4	397,039	23.5%	3,457,516	16.0%

Total	22	1,691,650	100.0%	$21,634,741	100.0%

Model Home properties:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate of Aggregate % Annual Rent
Arizona	2	4,618	1.2%	$50,220	1.3%
California	2	4,563	1.1%	42,456	1.1%
Florida	34	82,995	20.8%	897,660	22.9%
Illinois	2	5,851	1.5%	64,860	1.7%
New Jersey	2	5,643	1.4%	51,756	1.3%
North Carolina	4	13,623	3.4%	144,540	3.7%
Pennsylvania	10	28,609	7.2%	351,960	9.0%
South Carolina	3	8,703	2.2%	93,864	2.4%
Texas	76	232,456	58.2%	2,088,588	53.4%
Utah	3	9,918	2.5%	99,816	2.6%
Wisconsin	1	2,508	0.6%	26,448	0.7%

Total	139	399,487	100.0%	$3,912,168	100.0%

5. LEASE INTANGIBLES

The following table summarizes the net value of other intangible assets acquired and the accumulated amortization for each class of intangible asset:

	September 30, 2017			December 31, 2016
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$6,635,928	$(4,369,040)	$2,266,888	$6,872,980	$(3,840,670)	$3,032,310
Leasing costs	4,622,792	$(2,849,914)	1,772,878	4,813,951	(2,517,759)	2,296,192
Above-market leases	2,124,360	$(1,665,341)	459,019	2,124,360	(1,586,328)	538,032

	$13,383,080	$(8,884,295)	$4,498,785	$13,811,291	$(7,944,757)	$5,866,534

The net value of acquired intangible liabilities was $1,457,204 and $1,698,086 relating to below-market leases as of September 30, 2017 and December 31, 2016, respectively.

Aggregate approximate amortization expense for the Company’s lease intangible assets is as follows:

Three months remaining in 2017	$365,385
Years ending December 31:
2018	1,320,270
2019	1,066,827
2020	850,757
2021	554,344
Thereafter	341,202

Total	$4,498,785

The weighted average remaining amortization period of the intangible assets as of September 30, 2017 is 3.5 years.

6. OTHER ASSETS

Other assets consist of the following:

	September 30, 2017	December 31, 2016
Deferred rent receivable	$3,055,566	$2,950,034
Raw land	900,000	900,000
Prepaid expenses, deposits and other	639,932	564,983
Other intangibles, net	394,958	455,632
Notes receivable	316,374	316,374
Accounts receivable, net	305,738	558,959

Total other assets	$5,612,568	$5,745,982

7. MORTGAGE NOTES PAYABLE

Mortgage notes payable consisted of the following:

		Principal as of
		September 30,	December 31,	Loan Type	Interest Rate(1)
Mortgage note property	Notes	2017	2016			Maturity
Rangewood Medical Office Building		$—	$958,106	Fixed	4.95%	1/1/2019
Regatta Square		—	1,150,566	Fixed	4.95%	1/1/2019
Garden Gateway Plaza		6,491,497	6,626,739	Fixed	5.00%	2/5/2020
Port of San Diego Complex		9,645,958	9,852,456	Fixed	4.75%	3/5/2020
West Fargo Industrial		4,383,209	4,434,655	Fixed	4.79%	8/4/2020
Morena Office Center	(2)	2,173,577	2,224,839	Fixed	4.50%	1/1/2021
Waterman Plaza		3,872,112	3,939,037	Fixed	4.25%	4/29/2021
Pacific Oaks Plaza		1,477,981	1,512,640	Fixed	4.50%	6/1/2021
The Presidio		6,000,000	6,000,000	Fixed	4.54%	12/1/2021
Shoreline Medical Building		—	3,602,238	Fixed	5.10%	6/1/2022
Highland Court		6,729,472	6,829,348	Fixed	3.82%	9/1/2022
Dakota Bank Buildings		10,538,950	10,677,761	Fixed	4.74%	7/6/2024
Union Terrace Building		6,480,347	6,558,704	Fixed	4.50%	9/5/2024
Centennial Tech Center		9,950,275	10,077,242	Fixed	4.34%	11/5/2024
Research Parkway		1,920,972	1,956,154	Fixed	3.94%	1/5/2025
Arapahoe Service Center		8,397,863	8,500,000	Fixed	4.34%	1/5/2025
Union Town Center		8,440,000	8,440,000	Fixed	4.28%	1/5/2025
Yucca Valley Retail Center		6,000,000	6,000,000	Fixed	4.30%	4/11/2025
Executive Office Park	(3)	4,171,269	4,231,842	Fixed	5.80%	7/1/2025
Genesis Plaza		6,500,000	6,610,000	Fixed	4.65%	8/25/2025
One Park Centre		6,610,000	6,500,000	Fixed	4.77%	9/5/2025
Shea Center II		17,727,500	17,727,500	Fixed	4.92%	1/5/2026
Bismarck Office Building	(5)	4,083,446	4,158,998	Fixed	4.02%	8/1/2037
300 N.P.		2,388,948	—	Fixed	4.02%	8/1/2037

Subtotal, Presidio Property Trust, Inc. properties		133,983,376	138,568,825		4.71%
Model Home mortgage notes		30,717,681	22,259,779	Fixed	(4)	2017-2020

Mortgage Notes Payable		$164,701,057	$160,828,604
Unamortized loan costs		(1,781,974)	(1,942,493)

Mortgage Notes Payable, net		$162,919,083	$158,886,111

(1)	Interest rates as of September 30, 2017.
(2)	Interest rate is subject to reset on May 4, 2018.
(3)	Interest rate is subject to reset on July 1, 2018.
(4)	Each Model Home has a stand-alone mortgage note at interest rates ranging from 3.8% to 5.5% per annum (at September 30, 2017).
(5)	Interest rate is subject to reset on September 1, 2023 and on September 1, 2030.

The Company is in compliance with all conditions and covenants of its mortgage notes payable.

Scheduled principal payments of mortgage notes payable were as follows as of September 30, 2017:

	Presidio Property Trust, Inc.	Model Homes	Principal
	Notes Payable	Notes Payable	Payments
Three months remaining in 2017	$474,791	$299,579	$774,370
Years ending December 31:
2018	1,931,368	1,720,327	$3,651,695
2019	2,286,504	16,696,091	$18,982,595
2020	21,156,934	12,001,684	$33,158,618
2021	14,496,465	—	$14,496,465
Thereafter	93,637,314	—	$93,637,314

Total	$133,983,376	$30,717,681	$164,701,057

8. SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

In August 2014, the Company closed on a private placement offering of its mandatorily redeemable Series B Preferred Stock. The financing, was funded in installments and completed on December 24, 2015. As of December 31, 2015, the Company had issued 35,000 shares of its Series B Preferred Stock. The Company has classified the Series B Preferred Stock as a liability in accordance with ASC Topic No. 480, “Distinguishing Liabilities from Equity,” which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the accompanying consolidated statements of operations.

The Series B preferred stock has a $0.01 par value and a $1,000 liquidation preference. The Series B preferred stock shall be redeemed through a cash payment of the face value of the shares outstanding at redemption. The preferred return on the funds invested is 14% and shall be paid on a monthly basis. The Series B Preferred Stock was scheduled to be redeemed on August 1, 2017; however, the Company had two one year options to extend the redemption date. On June 30, 2017, the Company exercised its option to extend the redemption date to August 1, 2019 and paid an extension fee of $153,500. The Company incurred approximately $3.1 million in legal and underwriting costs related to this transaction. These costs have been recorded as deferred financing costs on the accompanying consolidated balance sheets as a direct deduction from the carrying amount of that debt liability and are being amortized over the term of the agreement. Amortization expense totaling approximately $507,000 and $508,000 was included in interest expense for the nine months ended September 30, 2017 and 2016 in the accompanying consolidated statements of operations. The unamortized deferred stock costs totaled $134,000 and $592,000 as of September 30, 2017 and December 31, 2016, respectively.

During 2016, the Company redeemed 300 shares in June, 1,000 shares in July and 1,000 shares in August for a total of $2.3 million. During 2017, the Company redeemed 1,000 shares in March and 1,000 shares in May for a total of $2.0 million. As of September 30, 2017, the remaining outstanding number of shares was 30,700.

9. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue up to 8,990,000 shares of preferred stock (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of the Preferred Stock, to determine the designation of any such series, and to determine or alter the rights granted to or imposed upon any wholly unissued series of preferred stock including the dividend rights, dividend rate, conversion rights, voting rights, redemption rights (including sinking fund provisions), redemption price, and liquidation preference.

Common Stock. The Company is authorized to issue up to 100,000,000 shares of Series A Common Stock (“Common Stock”) $0.01 par value and 1,000 shares of Series B Common Stock $0.01 par value. The Common Stock and the Series B Common Stock have identical rights, preferences, terms and conditions except that the Series B Common Stockholders are not entitled to receive any portion of Company assets in the event of Company liquidation. There have been no Series B Common Stock shares issued. Each share of Common Stock entitles the holder to one vote. The Common Stock is not subject to redemption and it does not have any preference, conversion, exchange or pre-emptive rights. The articles of incorporation contain a restriction on ownership of the Common Stock that prevents one person from owning more than 9.8% of the outstanding shares of common stock.

In October 2006, the Company commenced a private placement offering of its common stock. Through December 31, 2011 when the offering was closed, the Company conducted a self-underwritten private placement offering and sale of 20,000,000 shares of its common stock at a price of $10 per share. This offering was made only to accredited investors (and up to thirty-five non-accredited investors) pursuant to an exemption from registration provided by Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended. No public or private market currently exists for the securities sold under this offering.

Cash Dividends. In September 2017, we filed a registration statement relating to our proposed initial public offering. In light of the proposed offering, we suspended the payment of dividends corresponding to the three months ended September 30, 2017. During the nine months ended September 30, 2017 and 2016 the Company paid cash dividends, net of reinvested stock dividends, of approximately $3,621,000 and $3,348,000, respectively, or at a rate of $0.10 per share on a quarterly basis. As the Company expects to report net taxable losses for the year ended December 31, 2017, and on a cumulative basis, the cash dividends paid are expected to be a return of capital to the stockholders rather than a distribution of earnings.

Dividend Reinvestment Plan. The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of Company common stock. The Company has registered 3,000,000 shares of common stock pursuant to the dividend reinvestment plan. The dividend reinvestment plan became effective on January 23, 2012. The purchase price per share is 95% of the price the Company was formerly selling its shares or $9.50 per share. No sales commission or dealer manager fee will be paid on shares sold through the dividend reinvestment plan. The Company may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all Participants at least thirty (30) days prior to such record date. As of September 30, 2017 approximately $17.4 million or approximately 1,834,147 shares of common stock have been issued under the dividend reinvestment plan to date.

10. RELATED PARTY TRANSACTIONS

The Company leases a portion of its corporate headquarters at Pacific Oaks Plaza in Escondido, California to entities 100% owned by the Company’s Chairman and Chief Executive Officer. Rental income recorded for the three and nine months ended September 30, 2017 and 2016 totaled $7,000 and $7,000, respectively, and $21,000 and $21,000, respectively.

11. SEGMENTS

The Company’s reportable segments consist of three types of commercial real estate properties for which the Company’s decision-makers internally evaluate operating performance and financial results: Office/Industrial

Properties, Residential Properties and Retail Properties. The Company also has certain corporate level activities including accounting, finance, legal administration and management information systems which are not considered separate operating segments. The accounting policies of the reportable segments are the same as those described in Note 2. There is no inter segment activity.

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its segments as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, impairments and provision for bad debt). NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, real estate acquisition fees and expenses and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate investments and to make decisions about resource allocations.

The following tables reconcile the Company’s segment activity to its results of operations and financial position as of and for the three and nine months ended September 30, 2017 and 2016.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Office/Industrial Properties:
Rental income	$5,924,773	$6,204,750	$18,703,971	$19,258,901
Property and related expenses	(2,413,777)	(2,220,366)	(6,928,015)	(6,603,192)

Net operating income, as defined	3,510,996	3,984,384	11,775,956	12,655,709
Residential Properties:
Rental income	983,426	548,260	2,790,032	1,555,405
Property and related expenses	(35,239)	(25,061)	(109,233)	(94,142)

Net operating income, as defined	948,187	523,199	2,680,799	1,461,263
Retail Properties:
Rental income	1,055,177	1,100,623	3,234,071	3,277,619
Property and related expenses	(344,957)	(331,354)	(1,029,987)	(937,811)

Net operating income, as defined	710,220	769,269	2,204,083	2,339,808
Reconciliation to net loss:
Total net operating income, as defined, for reportable segments	5,169,403	5,276,852	16,660,838	16,456,780
General and administrative expenses	(1,322,631)	(1,252,299)	(3,960,202)	(3,715,029)
Depreciation and amortization	(2,399,307)	(2,564,211)	(7,346,640)	(7,723,372)
Interest expense	(3,191,152)	(3,323,740)	(9,818,767)	(10,187,983)
Interest income	10,515	9,892	25,612	78,224
Income tax expense	(53,566)	(87,898)	(154,189)	(232,598)
Impairment of real estate	—	(700,000)	—	(700,000)
Gain on sale of real estate	210,372	732,908	2,237,423	2,121,453

Net loss	$(1,576,366)	$(1,908,496)	$(2,355,925)	$(3,902,525)

	September 30,	December 31,
Assets by Reportable Segment:	2017	2016
Office/Industrial Properties:
Land, buildings and improvements, net(1)	$161,798,825	$172,309,537

Total assets(2)	$166,582,487	$175,689,722

Residential Properties:
Land, buildings and improvements, net(1)	$46,504,124	$34,813,680

Total assets(2)	$43,862,941	$35,960,179

Retail Properties:
Land, buildings and improvements, net(1)	$31,001,394	$33,398,992

Total assets(2)	$32,622,709	$35,320,092

Reconciliation to Total Assets:
Total assets for reportable segments	$243,068,137	$246,969,993
Other unallocated assets:
Cash and cash equivalents	3,436,531	3,116,147
Other assets, net	10,049,212	7,912,937

Total Assets	$256,553,880	$257,999,077

(1)	Includes lease intangibles and the land purchase option related to property acquisitions.
(2)	Includes land, buildings and improvements, current receivables, deferred rent receivables and deferred leasing costs and other related intangible assets, all shown on a net basis.

Capital Expenditures by Reportable Segment

	For the Nine Months Ended September 30,
	2017	2016
Office/Industrial Properties:
Capital expenditures and tenant improvements	$3,115,489	$3,629,586
Residential Properties:
Acquisition of operating properties	16,810,985	15,774,855
Retail Properties:
Capital expenditures and tenant improvements	41,497	84,040
Totals:
Acquisition of operating properties, net	16,810,985	15,774,855
Capital expenditures and tenant improvements	3,156,986	3,713,626

Total real estate investments	$19,967,971	$19,488,481

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of NetREIT, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NetREIT, Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity and cash flows for the years then ended. Our audits also included the financial statement schedule in Item 15 (a), Schedule III—Real Estate and Accumulated Depreciation and Amortization. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetREIT, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Squar Milner LLP

Newport Beach, California

March 17, 2017

NetREIT, Inc. and Subsidiaries

Consolidated Balance Sheets

For the Years Ended December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
ASSETS
Real estate assets and lease intangibles:
Land	$51,274,462	$49,965,418
Buildings and improvements	190,274,191	177,360,584
Tenant improvements	21,473,750	19,876,549
Lease intangibles	13,811,291	13,845,100

Real estate assets and lease intangibles, cost	276,833,694	261,047,651
Accumulated depreciation and amortization	(36,311,485)	(29,961,472)

Real estate assets and lease intangibles, net	240,522,209	231,086,179
Cash and cash equivalents	3,116,147	6,626,423
Restricted cash	4,271,648	6,759,786
Deferred leasing costs, net	1,920,091	1,483,014
Goodwill	2,423,000	2,423,000
Other assets, net	5,745,982	5,895,991

TOTAL ASSETS	$257,999,077	$254,274,393

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable, net	$158,886,111	$142,638,401
Accounts payable and accrued liabilities	6,066,068	7,458,761
Accrued real estate taxes	2,318,990	2,401,770
Dividends payable	1,171,924	1,063,454
Below-market leases, net	1,698,086	2,154,479
Mandatorily redeemable Series B Preferred Stock, net, $0.01 par value, $1,000 liquidating preference; shares authorized: 35,000; 32,700 and 35,000 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively, net	32,108,268	33,393,871

Total liabilities	202,249,447	189,110,736

Commitments and contingencies

Equity:
Common stock series A, $0.01 par value, shares authorized: 100,000,000; 17,502,673 and 17,202,228 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	175,028	172,023
Additional paid-in capital	149,539,782	146,712,853
Dividends in excess of accumulated losses	(106,623,957)	(93,821,328)

Total stockholders’ equity before noncontrolling interest	43,090,853	53,063,548
Noncontrolling interest	12,658,777	12,100,109

Total equity	55,749,630	65,163,657

TOTAL LIABILITIES AND EQUITY	$257,999,077	$254,274,393

See Notes to Consolidated Financial Statements

NetREIT, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2016 and 2015

	For the Year Ended December 31,
	2016	2015
Revenues:
Rental income	$31,591,870	$23,590,011
Fee and other income	860,242	388,834

	32,452,112	23,978,845

Costs and expenses:
Rental operating costs	10,135,345	8,515,151
General and administrative	5,065,579	4,672,783
Depreciation and amortization	10,256,185	7,784,917

Total costs and expenses	25,457,109	20,972,851

Other income (expense):
Interest expense-Series B preferred stock	(5,970,220)	(4,767,559)
Interest expense-mortgage notes	(7,561,117)	(6,007,101)
Interest and other income	85,723	150,008
Gain on sales of real estate	2,186,481	1,513,242
Impairment of real estate assets	(948,053)	—
Acquisition costs	(145,040)	(348,414)
Income tax expense	(213,860)	(172,691)

Total other expense, net	(12,566,086)	(9,632,515)

Loss from continuing operations	(5,571,083)	(6,626,521)
Discontinued operations
Gain on the sale of real estate	—	4,730,398
Loss from discontinued operations, net	—	(131,375)

Income from discontinued operations	—	4,599,023

Net loss	(5,571,083)	(2,027,498)
Less: Income attributable to noncontrolling interests	(241,402)	(1,791,194)

Net loss attributable to NetREIT, Inc. common stockholders	$(5,812,485)	$(3,818,692)

Basic and diluted (loss) income per common share Continuing operations	$(0.32)	$(0.39)

Discontinued operations	$—	$0.27

Loss per common share	$(0.34)	$(0.22)

Weighted average number of common shares outstanding—basic and diluted	17,301,129	17,139,479

See Notes to Consolidated Financial Statements

NetREIT, Inc. and Subsidiaries

Consolidated Statements of Equity

				Dividends
			Additional	In Excess of	Total	Non-
	Common Stock		Paid-in	Accumulated	Stockholders’	controlling	Total
	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance at December 31, 2014	16,887,377	$168,874	$143,715,876	$(83,150,866)	$60,733,884	$10,802,449	$71,536,333
Net income (loss)	—	—	—	(3,818,692)	(3,818,692)	1,791,194	(2,027,498)
Dividends declared, paid and reinvested	280,120	2,801	2,658,960	(6,851,770)	(4,190,009)	—	(4,190,009)
Common stock repurchased	(5,513)	(55)	(28,654)	—	(28,709)	—	(28,709)
Common stock repurchased from related party	(18,806)	(188)	(147,564)	—	(147,752)	—	(147,752)
Common stock issued	5,000	50	49,949	—	49,999	—	49,999
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	(493,534)	(493,534)
Vesting of restricted stock	54,050	541	464,286	—	464,827	—	464,827

Balance, December 31, 2015	17,202,228	$172,023	$146,712,853	$(93,821,328)	$53,063,548	$12,100,109	$65,163,657

Net loss	—	—	—	(5,812,485)	(5,812,485)	241,402	(5,571,083)
Dividends declared, paid and reinvested	250,608	2,506	2,361,881	(6,990,144)	(4,625,757)	—	(4,625,757)
Common stock repurchased	(10,625)	(106)	(54,925)	—	(55,031)	—	(55,031)
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	317,266	317,266
Vesting of restricted stock	60,462	605	519,973		520,578		520,578

Balance, December 31, 2016	17,502,673	$175,028	$149,539,782	$(106,623,957)	$43,090,853	$12,658,777	$55,749,630

See Notes to Consolidated Financial Statements.

NetREIT, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	For the Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(5,571,083)	$(2,027,498)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization from continuing operations	10,256,185	7,784,917
Depreciation and amortization from discontinued operations	—	165,646
Stock compensation	520,578	464,827
Bad debt expense	(196)	236,329
Gain on sale of real estate assets	(2,186,481)	(6,243,640)
Impairment of real estate assets	948,053	—
Amortization of financing costs	1,447,021	1,286,437
Amortization of above-market leases	170,566	212,941
Amortization of below-market leases	(456,393)	(169,363)
Changes in operating assets and liabilities:
Other assets	69,305	(1,170,342)
Accounts payable and accrued liabilities	(1,392,693)	2,273,512
Accrued real estate taxes	(82,780)	955,216

Net cash provided by operating activities	3,722,082	3,768,982

Cash flows from investing activities:
Real estate acquisitions	(23,667,535)	(67,852,592)
Buildings and tenant improvements	(4,150,213)	(2,854,939)
Additions to deferred leasing costs	(931,199)	(639,004)
Proceeds received from sale of real estate assets	9,768,417	37,755,598
Restricted cash	2,488,138	(2,673,288)

Net cash used in investing activities	(16,492,392)	(36,264,225)

Cash flows from financing activities:
Proceeds from mortgage notes payable, net of issuance costs	26,081,321	50,864,054
Repayment of mortgage notes payable	(10,266,235)	(30,834,664)
Redemption of mandatorily redeemable preferred stock	(2,300,000)	—
Proceeds from issuance of mandatorily redeemable preferred stock, net of offering costs	—	18,200,000
Proceeds from issuance of common stock	—	49,999
Contributions received from noncontrolling interests in excess of distributions paid	317,266	(493,534)
Repurchase of common stock	(55,031)	(176,461)
Dividends paid to stockholders	(4,517,287)	(4,123,730)

Net cash provided by financing activities	9,260,034	33,485,664

Net (decrease) increase in cash and cash equivalents	(3,510,276)	990,421
Cash and cash equivalents—beginning of year	6,626,423	5,636,002

Cash and cash equivalents—end of year	$3,116,147	$6,626,423

Supplemental disclosure of cash flow information:
Interest paid Series B preferred stock	$6,250,360	$3,439,189

Interest paid-mortgage notes payable	$7,244,413	$5,965,824

Non-cash investing and financing activities:
Reinvestment of cash dividends	$2,364,387	$2,661,979

Accrual of dividends payable	$1,171,924	$1,063,454

See Notes to Consolidated Financial Statements

NetREIT, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2016

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization. NetREIT (the “Company”) was incorporated in the State of California in January 1999 for the purpose of investing in real estate properties. Effective August 2010, NetREIT merged into NetREIT, Inc., a Maryland Corporation, with NetREIT, Inc. becoming the surviving Corporation. As a result of the merger, NetREIT is now incorporated in the State of Maryland. The Company qualifies and operates as a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and commenced operations with capital provided by its private placement offering of its equity securities in 1999.

The following partnership activity occurred during the periods covered by these consolidated financial statements:

•	The Company is the sole General Partner in two consolidated limited partnerships (NetREIT Palm Self-Storage LP and NetREIT Casa Grande LP), all with ownership in real estate income producing properties. The Company refers to these entities collectively, as the “NetREIT Partnerships”.

•	The Company is a limited partner in four partnerships and one limited liability corporation that purchase and leaseback Model Homes from developers (“Dubose Model Home Investors #201, LP”, “Dubose Model Homes Investors #202, LP”, “Dubose Model Homes Investors #203, LP, and “NetREIT Dubose Model Home REIT, Inc.”). The Company refers to these entities collectively, as the “Model Home Entities”.

The Company has determined that the entities described above, where it owns less than 100%, should be included in the Company’s consolidated financial statements as the Company directs their activities and holds a non-controlling interest in these limited partnerships through NetREIT, the Parent Company.

Unit-based information used herein (such as references to square footage or property occupancy rates) is unaudited.

Segments. The Company acquires and operates income producing properties in three business segments including office/industrial properties, residential properties and retail properties. See Note 14 “Segments”.

Customer Concentration. Concentration of credit risk with respect to accounts receivable is limited due to the large number of tenants comprising the Company’s rental revenue. No single tenant accounted for 5% or more of total rental income for the years ended December 31, 2016 and 2015.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of NetREIT and its subsidiaries, NetREIT Advisors, LLC and Dubose Advisors LLC (collectively, the “Advisors”), and NetREIT Dubose Model Home REIT, Inc. The consolidated financial statements also include the results of the NetREIT Partnerships, the Model Home Partnerships. As used herein, references to the “Company” include references to NetREIT, its subsidiaries, and the Partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company classifies the noncontrolling interests in the NetREIT Partnerships as part of consolidated net loss in 2016 and 2015, and includes the accumulated amount of noncontrolling interests as part of equity since inception in February 2010. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interest will be remeasured, with the gain or loss reported in the statement of operations. Management has evaluated the noncontrolling interests and determined that they do not contain any redemption features.

Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allocation of purchase price paid for property acquisitions between land, building and intangible assets acquired including their useful lives; valuation of long-lived assets, and the allowance for doubtful accounts, which is based on an evaluation of the tenants’ ability to pay. Actual results may differ from those estimates.

Real Estate Assets and Lease Intangibles. Land, buildings and improvements are recorded at cost, including tenant improvements and lease acquisition costs (including leasing commissions, space planning fees, and legal fees). The Company capitalizes any expenditure that replaces, improves, or otherwise extends the economic life of an asset, while ordinary repairs and maintenance are expensed as incurred. The Company allocates the purchase price of acquired properties between the acquired tangible assets and liabilities (consisting of land, building, tenant improvements, land purchase options, and long-term debt) and identified intangible assets and liabilities (including the value of above-market and below-market leases, the value of in-place leases, unamortized lease origination costs and tenant relationships), based in each case on their respective fair values.

The Company allocates the purchase price to tangible assets of an acquired property based on the estimated fair values of those tangible assets assuming the building was vacant. Estimates of fair value for land, building and building improvements are based on many factors including, but not limited to, comparisons to other properties sold in the same geographic area and independent third party valuations. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair values of the tangible and intangible assets and liabilities acquired.

The value allocated to acquired lease intangibles is based on management’s evaluation of the specific characteristics of each tenant’s lease. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.

The value allocable to the above-market or below-market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below-market leases are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases. Amortization of above and below-market rents resulted in a net (reduction) increase in rental income of approximately $(286,000) and $44,000 for the years ended December 31, 2016 and 2015, respectively.

The value of in-place leases and unamortized lease origination costs are amortized to expense over the remaining term of the respective leases, which range from less than a year to ten years. The amount allocated to acquire in-place leases is determined based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount allocated to unamortized lease origination costs is determined by what the Company would have paid to a third party to secure a new tenant reduced by the expired term of the respective lease. The amount allocated to tenant relationships is the benefit resulting from the likelihood of a tenant renewing its lease. Amortization expense related to these assets was approximately $1,224,000 and $839,000 for years ended December 31, 2016 and 2015, respectively.

Discontinued Operations. The Company recorded the operating results related to real estate that was disposed of during the year ended December 31, 2015 as discontinued operations.

Impairment of Real Estate Assets. The Company reviews the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. If circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the specific property and determines if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property is written down to its estimated fair value based on the Company’s best estimate of the property’s discounted future cash flows. During the year ended December 31, 2016, the Company determined that an impairment existed in two of its properties (Rangewood and World Plaza) and, as a result, recorded an asset impairment of $948,000. There were no impairments during the year ended December 31, 2015.

Intangible Assets. Intangible assets, including goodwill and lease intangibles, are comprised of finite-lived and indefinite-lived assets. Lease intangibles represents the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and land purchase options. Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Indefinite-lived assets are not amortized. Amortization expense of intangible assets that are not deemed to have an indefinite useful life was approximately $754,000 and $556,000, respectively, for the years ended December 31, 2016 and 2015 and is included in depreciation and amortization in the accompanying consolidated statements of operation.

The Company is required to perform a test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset. Based on the review, no impairment was deemed to exist at December 31, 2016 and 2015.

Depreciation and Amortization. The Company records depreciation and amortization expense using the straight-line method over the useful lives of the respective assets. The cost of buildings are depreciated over estimated useful lives of 39 years, the costs of improvements are amortized over the shorter of the estimated life of the asset or term of the tenant lease (which range from 1 to 10 years), and the cost of furniture, fixtures and equipment are depreciated over 4 to 5 years. Depreciation expense for the years ended December 31, 2016 and 2015 was approximately $10.3 million and $7.8 million, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of operations.

Cash and Cash Equivalents. The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have an original maturity of three months or less at the date of purchase to be cash equivalents. Items classified as cash equivalents include money market funds. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the “FDIC”). No losses have been experienced related to such accounts. At December 31, 2016, the Company had approximately $650,000 in deposits in financial institutions that exceeded the federally insurable limits.

Restricted Cash. Restricted cash consists of funds held in escrow for Company lenders for properties held as collateral by the lenders. The funds in escrow are for payment of property taxes, insurance, leasing costs and capital expenditures.

Tenant Receivables. The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates. At December 31, 2016 and 2015, the balance of allowance for possible uncollectible tenant receivables included in other assets, net in the accompanying consolidated balance sheets was approximately $26,000 and $91,000, respectively.

Deferred Leasing Costs. Costs incurred in connection with successful property leases are capitalized as deferred leasing costs and amortized to leasing commission expense on a straight-line basis over the terms of the related leases which generally range from one to five years. Deferred leasing costs consist of third party leasing commissions. Management re-evaluates the remaining useful lives of leasing costs as the creditworthiness of the tenants and economic and market conditions change. If management determines the estimated remaining life of the respective lease has changed, the amortization period is adjusted. At December 31, 2016 and 2015, the Company had net deferred leasing costs of approximately $1,920,000 and $1,483,000, respectively. Total amortization expense for the years ended December 31, 2016 and 2015 was approximately $494,000 and $412,000, respectively.

Deferred Financing Costs. Costs incurred, including legal fees, origination fees, and administrative fees, in connection with debt financing are capitalized as deferred financing costs and are amortized using the effective interest method, over the contractual term of the respective loans. At December 31, 2016 and 2015, unamortized deferred financing costs related to mortgage notes payable were approximately $1,942,000 and $2,052,000, respectively, and unamortized deferred financing costs associated with the Series B preferred stock costs were approximately $592,000 and $1,606,000. For the years ended December 31, 2016 and 2015, total amortization expense related to the mortgage notes payable deferred financing costs was approximately $433,000 and $335,000, respectively, and total amortization expense related to the Series B preferred stock costs was approximately $1,014,000 and $952,000, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

Income Taxes. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to maintain our qualification as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates including any applicable alternative minimum tax. We are subject to certain state and local income taxes.

We have elected to treat such subsidiaries as taxable REIT subsidiaries (a “TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any major tax jurisdictions.

Fair Value Measurements. Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs other than quoted process that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

Fair value is defined as the price at which an asset or liability is exchanged between market participants in an orderly transaction at the reporting date. Cash equivalents, mortgage notes receivable, accounts receivable and payables and accrued liabilities all approximate fair value due to their short term nature. During the year ended December 31, 2016, the Company measured the fair value of two of its real estate properties on a nonrecurring basis using Level 3 inputs. The Company estimated the fair value for these impaired real estate assets held for investment based on an estimated sales price, less estimated costs to sell. Management believes that the recorded and fair values of notes payable are approximately the carrying value of December 31, 2016 and 2015.

Sales of Real Estate Assets. Gains from the sale of real estate assets are not recognized under the full accrual method until certain criteria are met. Gain or loss (the difference between the sales value and the cost of the real estate sold) shall be recognized at the date of sale if a sale has been consummated and the following criteria are met:

a.	The buyer is independent of the seller;

b.	Collection of the sales price is reasonably assured; and

c.	The seller is not required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Gains relating to transactions which do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances.

Revenue Recognition. The Company recognizes revenue from rent, tenant reimbursements, and other revenue once all of the following criteria are met:

a.	Persuasive evidence of an arrangement exists;

b.	Delivery has occurred or services have been rendered;

c.	The amount is fixed or determinable; and

d.	The collectability of the amount is reasonably assured.

Rental revenue is recognized on a straight-line basis over the term of the related lease. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other operating expenses are recognized as revenues in the period the applicable expenses are incurred or as specified in the leases. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenue on a straight-line basis over the term of the related leases.

Certain of the Company’s leases currently contain rental increases at specified intervals. The Company records as an asset, and include in revenues, deferred rent receivable that will be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Deferred rent receivable in the accompanying balance sheets includes the cumulative difference between rental revenue recorded on a straight-line basis and rents received from the tenants in accordance with the lease terms. Accordingly, Management determines to what extent the deferred rent receivable applicable to each specific tenant is collectible. The Company reviews material deferred rent receivable and takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of deferred rent with respect to any given tenant is in doubt, we record an increase in the allowance for uncollectible accounts, the Company records a direct write-off of the specific rent receivable. No such reserves related to deferred rent receivables have been recorded as of December 31, 2016 and 2015.

Loss per Common Share. Basic loss per common share (Basic EPS) is computed by dividing net loss available to common shareholders (Numerator) by the weighted average number of common shares outstanding (Denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the Denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the Numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings per share

Basic and diluted net loss per share are equivalent because the Company has incurred a net loss in all periods presented causing any potentially dilutive securities to be anti-dilutive. Dilutive securities include non-vested restricted shares issued under the Company’s share-based incentive plan, shares issuable under certain of the Company’s partnership arrangements and (for 2013) shares issuable under stock purchase warrants. The calculation of net loss per share excludes dilutive securities totaling 643,510 and 722,019 shares for the years ended December 31, 2016 and 2015, respectively.

Subsequent Events. Management has evaluated subsequent events through the date that the accompanying financial statements were filed with the Securities and Exchange Commission (“SEC”) for transactions and other events which may require adjustment of and/or disclosure in such financial statements.

Reclassifications. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of consolidated operations or equity.

Recently Issued Accounting Pronouncements. In April 2015, the FASB issued ASU No. 2015-3, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. This pronouncement requires reporting entities to present debt issuance cost related to a note as a direct deduction from the face amount of that note presented in the balance sheet. The ASU requires the amortization of debt issuance costs presented as interest expense. The ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. A reporting entity may apply the amendments in the ASU retrospectively to all prior periods. We adopted this standard during the first quarter of 2016, resulting in the presentation of current period and prior period debt issuance costs associated with our mortgage notes payable and Series B preferred stock as a direct reduction from the carrying amount of the related debt instrument. These costs were previously included in deferred leasing and financing costs and other assets, net in our consolidated balance sheets.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). The amendments in ASU No. 2016 -02 changes the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation. This pronouncement simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash. This pronouncement will require companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The pronouncement will require a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the balance sheet includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances will be required to disclose the nature of the restrictions. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted, and will be applied retrospectively to all periods presented. As of December 31, 2016 and 2015, we had $4.3 million and $6.8 million of restricted cash, respectively, in our consolidated balance sheets. Upon adoption of this ASU, restricted cash balances will be included along with cash and cash equivalents as of the end of period and beginning of period, respectively, in our consolidated statement of cash flows for all periods presented; separate line items showing changes in restricted cash balances will be eliminated from our consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This pronouncement clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements.

3. RECENT REAL ESTATE TRANSACTIONS

During the year ended December 31, 2016, the Company acquired sixty-five Model Home properties and leased them back to the home builders. The purchase price for the properties totaled $23.7 million. The Company allocated the purchase price of the properties acquired 2016 as follows:

	Land	Buildings and Other	Total Purchase Price
Model Homes Properties	$3,535,293	$20,132,242	$23,667,535

	$3,535,293	$20,132,242	$23,667,535

4. REAL ESTATE ASSETS

The Company owns a diverse portfolio of real estate assets. The primary types of properties the Company invests in are office, industrial, medical, retail, and NNN leased residential properties located primarily in Southern California and Colorado, with four properties located in North Dakota. Our model home properties are located in eleven states. As of December 31, 2016, the Company owned or had an equity interest in:

•	Fifteen office buildings, two industrial buildings and two medical buildings (“Office/Industrial/Medical Properties”) which total approximately 1,500,000 rentable square feet,

•	Six retail shopping centers (“Retail Properties”) which total approximately 234,000 rentable square feet,

•	One hundred eight model homes owned by our affiliated limited partnerships and one limited liability company (“Residential Properties”).

The Company’s real estate assets consisted of the following as of December 31, 2016 and 2015:

			Real estate assets, net (in thousands)
Property Name	Acquired	Location	2016	2015
Havana/Parker Complex	June 2006	Aurora, CO	$—	$2,093
Garden Gateway Plaza	March 2007	Colorado Springs, Colorado	11,656	11,808
World Plaza	September 2007	San Bernardino, California	5,750	6,653
Regatta Square	October 2007	Denver, Colorado	1,836	1,859
Executive Office Park	July 2008	Colorado Springs, Colorado	8,125	8,227
Waterman Plaza	August 2008	San Bernardino, California	5,753	5,877
Pacific Oaks Plaza	September 2008	Escondido, California	4,146	4,213
Morena Office Center	January 2009	San Diego, California	5,079	5,269
Rangewood Medical Office Building	March 2009	Colorado Springs, Colorado	2,054	2,306
Genesis Plaza	August 2010	San Diego, California	8,670	8,398
Dakota Bank Buildings	May 2011	Fargo, North Dakota	10,148	10,452
Yucca Valley Retail Center	September 2011	Yucca Valley, California	6,738	7,190
Port of San Diego Complex	December 2011	San Diego, California	14,153	13,971
Shoreline Medical Building	May 2012	Half Moon Bay, California	5,821	5,856
The Presidio	November 2012	Aurora, Colorado	6,609	6,643
Bismarck	March 2014	Fargo, ND	5,392	4,904
Union Terrace Building	August 2014	Lakewood, Colorado	8,276	8,607
Centennial Technology Center	December 2014	Colorado Springs, Colorado	14,157	14,755
Arapahoe Service Center	December 2014	Centennial, Colorado	11,207	11,301
Union Town Center	December 2014	Colorado Springs, Colorado	10,544	10,941
West Fargo Industrial	August 2015	Fargo, North Dakota	7,632	2,875
300 N.P.	August 2015	Fargo, North Dakota	3,751	7,833
Research Parkway	August 2015	Colorado Springs, Colorado	2,776	3,910
One Park Centre	August 2015	Westminster, Colorado	8,515	13,245
Highland Court	August 2015	Centennial, Colorado	12,511	9,050
Shea Center II	December 2015	Highlands Ranch, Colorado	24,409	25,961

NetREIT, Inc. properties			205,708	214,197
Model Home properties	2011-2016	AZ, CA, FL, IL, NC, NJ, PA, SC, TX, UT, WI	34,814	16,889

	Total real estate assets and lease intangibles, net		$240,522	$231,086

5. LEASE INTANGIBLES

Lease intangibles consist of the following:

	December 31, 2016			December 31, 2015
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$6,872,980	$(3,840,670)	$3,032,310	$6,903,882	$(2,647,002)	$4,256,880
Leasing costs	4,813,951	(2,517,759)	2,296,192	4,816,858	(1,766,578)	3,050,280
Above-market leases	2,124,360	(1,586,328)	538,032	2,124,360	(1,415,762)	708,598

	$13,811,291	$(7,944,757)	$5,866,534	$13,845,100	$(5,829,342)	$8,015,758

The net value of acquired intangible liabilities was $1,698,086 and $2,154,479 relating to below-market leases as of December 31, 2016 and December 31, 2015, respectively.

Aggregate approximate amortization expense for the Company’s lease intangible assets is as follows:

Years ending December 31:
2017	$1,652,832
2018	1,380,667
2019	1,127,224
2020	895,185
2021	585,710
Thereafter	224,916

Total	$5,866,534

The weighted average amortization period for the intangible assets as of December 31, 2016 was approximately 3.8 years. Lease intangible assets are amortized over the term of the related lease and included as a reduction of rental income in the statement of income.

6. REAL ESTATE HELD FOR SALE AND DISCONTINUED OPERATIONS

Discontinued operations for the year ended December 31, 2015 include the operations of its Sparky’s Self-Storage Portfolio located in Southern California, which was sold to an unrelated party on April 10, 2015.

The following table summarizes certain revenue and expenses related to these properties for the year ended December 31, 2015:

Rental revenues	$940,048
Fee and other income	112,218
Rental operating expenses	(595,832)
Depreciation	(165,646)
Interest expense	(422,163)
Gain on sale of real estate	4,730,398

Discontinued operations before non-controlling interests	$4,599,023

7. OTHER ASSETS

Other assets consist of the following:

	December 31, 2016	December 31, 2015
Deferred rent receivable	$2,950,034	$2,097,623
Raw land	900,000	900,000
Prepaid expenses, deposits and other	564,983	758,173
Accounts receivable, net	558,959	683,446
Other intangibles, net	455,632	536,533
Notes receivable	316,374	920,216

Total other assets	$5,745,982	$5,895,991

8. MORTGAGE NOTES PAYABLE

Mortgage notes payable consisted of the following:

		Principal as of
		December 31,	December 31,	Loan Type	Interest Rate(1)	Maturity
Mortgage note property	Notes	2016	2015
Havana/Parker Complex		$—	$2,500,000	Fixed	6.51%	7/1/2016
Rangewood Medical Office Building		958,106	1,027,085	Fixed	4.95%	1/1/2019
Regatta Square		1,150,566	1,183,473	Fixed	4.95%	1/1/2019
Port of San Diego Complex		9,852,456	10,097,726	Fixed	4.75%	3/5/2020
Garden Gateway Plaza		6,626,739	6,799,229	Fixed	5.00%	4/5/2020
West Fargo Industrial		4,434,655	4,500,000	Fixed	4.79%	8/4/2020
Morena Office Center	(2)	2,224,839	2,289,899	Fixed	4.50%	1/1/2021
Waterman Plaza	(4)	3,939,037	—	Fixed	4.25%	4/29/2021
Pacific Oaks Plaza		1,512,640	1,556,891	Fixed	4.50%	6/1/2021
Shoreline Medical Building	(2)	3,602,238	3,727,569	Fixed	5.10%	6/1/2022
Highland Court		6,829,348	6,958,147	Fixed	3.82%	8/28/2022
Dakota Bank Buildings		10,677,761	10,825,201	Fixed	4.74%	7/6/2024
Union Terrace Building		6,558,704	6,600,000	Fixed	4.50%	9/5/2024
The Presidio		6,000,000	6,000,000	Fixed	4.54%	12/1/2024
Centennial Technology Center		10,077,242	10,237,591	Fixed	4.34%	1/5/2025
Research Parkway		1,956,154	—	Fixed	3.94%	1/5/2025
Arapahoe Service Center		8,500,000	8,500,000	Fixed	4.34%	1/5/2025
Union Town Center		8,440,000	8,440,000	Fixed	4.28%	1/5/2025
Yucca Valley Retail Center		6,000,000	6,000,000	Fixed	4.30%	4/11/2025
Executive Office Park	(3)	4,231,842	4,307,975	Fixed	5.80%	7/1/2025
Genesis Plaza		6,610,000	6,500,000	Fixed	4.65%	8/25/2025
One Park Centre		6,500,000	6,610,000	Fixed	4.77%	9/5/2025
Shea Center II		17,727,500	17,727,500	Fixed	4.92%	1/5/2026
Bismarck Office Building	(6)	4,158,998	3,252,016	Fixed	4.02%	8/1/2037

NetREIT, Inc. properties		138,568,825	135,640,302		4.71%
Model Home mortgage notes		22,259,779	9,050,268	Fixed	(5)	2016-2020

Mortgage Notes Payable		$160,828,604	$144,690,570
Unamortized loan costs		(1,942,493)	(2,052,169)

Mortgage Notes Payable, net		$158,886,111	$142,638,401

(1)	Interest rates as of December 31, 2016.
(2)	Interest rate subject to resetting on the 6th loan anniversary.
(3)	Interest rate is subject to reset on July 1, 2018.
(4)	Interest rate is subject to reset on April 28, 2017.
(5)	Each Model Home has a standalone mortgage note at interest rates ranging from 3.8% to 5.5% (at December 31, 2016).
(6)	Interest rate is subject to reset on September 1, 2023.

The Company is in compliance with all conditions and covenants of its mortgage notes payable.

Scheduled principal payments of mortgage notes payable are as follows:

	NetREIT, Inc.	Model Homes	Principal
Years ending December 31:	Notes Payable	Notes Payable	Payments
2017	$1,927,307	$1,844,449	$3,771,756
2018	6,213,089	1,153,766	7,366,855
2019	3,153,040	16,764,027	19,917,067
2020	2,569,269	2,497,537	5,066,806
2021	12,081,874	—	12,081,874
Thereafter	112,624,246	—	112,624,246

Total	$138,568,825	$22,259,779	$160,828,604

9. SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

In August 2014, the Company entered into a private placement offering of $40 million of its mandatorily redeemable Series B Preferred Stock. The financing, was to be funded in installments and planned to be completed no later than the one year anniversary of the initial investment. The funds were used for Series B Preferred investor approved property acquisitions. Certain specified management decisions were approved in advance by the Series B Preferred investor. Upon the occurrence of an event of default, the Preferred Stock investor has certain additional rights. As of December 31, 2016, the Company had issued 32,700 shares of its Series B Preferred Stock outstanding. The Company terminated the offering on December 24, 2015. The Company has classified the Series B Preferred Stock as a liability in accordance with ASC Topic No. 480, “Distinguishing Liabilities from Equity,” which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the accompanying consolidated statements of operations.

The Series B preferred stock has a $0.01 par value and a $1,000 liquidation preference. The Series B preferred stock shall be redeemed through a cash payment of the face value of the shares outstanding at redemption. The preferred return on the funds invested is 14% (10% shall be paid on a monthly basis and the remaining 4% shall accrue and compound monthly payable beginning in February 2016). The Series B Preferred Stock is scheduled to be redeemed by the third anniversary of the closing date; however, the Company has the right to extend the redemption for up to two additional years. The Company incurred approximately $3.1 million in legal and underwriting costs related to this transaction. These costs have been recorded as deferred financing costs on the accompanying consolidated balance sheets and are being amortized over the term of the agreement using the effective interest method. Amortization expense totaling approximately $1,014,000 and $952,000 was included in interest expense for the years ended December 31, 2016 and 2015, respectively, in the accompanying consolidated statement of operations. The unamortized deferred stock costs totaled $592,000 and $1.6 million as of December 31, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company redeemed 2,300 shares of its Series B preferred stock for $2.3 million. As of December 31, 2016, the remaining outstanding number of shares was 32,700. On August 1, 2017, the redemption date, $32.7 million is due with two one year options to extend the redemption date.

10. COMMITMENTS AND CONTINGENCIES

Litigation. From time to time, we may become involved in various lawsuits or legal proceedings which arise in the ordinary course of business. Neither the Company nor any of the Company’s properties are presently subject to any material litigation nor, to the Company’s knowledge, is there any material threatened litigation.

Environmental Matters. The Company monitors its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company’s financial condition, results of operations and cash flow. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or recording of a loss contingency.

11. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue up to 8,990,000 shares of preferred stock (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of the Preferred Stock, to determine the designation of any such series, and to determine or alter the rights granted to or imposed upon any wholly unissued series of preferred stock including the dividend rights, dividend rate, conversion rights, voting rights, redemption rights (including sinking fund provisions), redemption price, and liquidation preference.

The Board of Directors authorized the original issuance of 1,000,000 shares of the Preferred Stock as Series AA Convertible Preferred Stock (“Series AA”). Each share of Series AA (i) is non-voting, except under certain circumstances as provided in the charter; (ii) is entitled to annual cash dividends of 7% which are cumulative and payable quarterly; (iii) ranks senior, as to the payment of dividends and distributions of assets upon liquidation, to common stock or any other series of preferred stock that is not senior to or on parity with the Series AA; (iv) is entitled to receive $25.00 plus accrued dividends upon liquidation; (v) may be redeemed by the Company prior to the mandatory conversion date at a price of $25.00 plus accrued dividends, and (vi) may be converted into two shares of common stock at the option of the holder prior to the mandatory conversion date. The conversion price is subject to certain anti-dilution adjustments. The Company has not issued any shares of this preferred stock.

Common Stock. The Company is authorized to issue up to 100,000,000 shares of Series A Common Stock (“Common Stock”) $0.01 par value and 1,000 shares of Series B Common Stock $0.01 par value. The Common Stock and the Series B Common Stock have identical rights, preferences, terms and conditions except that the Series B Common Stockholders are not entitled to receive any portion of Company assets in the event of Company liquidation. There have been no Series B Common Stock shares issued. Each share of Common Stock entitles the holder to one vote. The Common Stock is not subject to redemption and it does not have any preference, conversion, exchange or pre-emptive rights. The charter contains a restriction on ownership of the Common Stock that prevents one person from owning more than 9.8% of the outstanding shares of common stock.

In October 2006, the Company commenced a private placement offering of its common stock. Through December 31, 2011 when the offering was terminated, the Company conducted a self-underwritten private placement offering and sale of 20,000,000 shares of its common stock at a price of $10 per share. This offering was made only to accredited investors (and up to thirty-five non-accredited investors) pursuant to an exemption from registration provided by Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended. No public or private market currently exists for the securities sold under this offering. The Company ceased raising capital under this private placement offering effective December 31, 2011.

Cash Dividends. For the years ended December 31, 2016 and 2015, the Company paid cash dividends, net of reinvested stock dividends, of $4,517,000, and $4,124,000, respectively, or at a rate of $0.40 per share on an annualized basis.

Dividend Reinvestment Plan. The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends or other distributions otherwise distributable to them invested in additional shares of Company common stock. The Company has registered 3,000,000 shares of common stock pursuant to the dividend reinvestment plan. The dividend reinvestment plan became effective on January 23, 2012. The purchase price per share is 95% of the price the Company was formerly selling its shares for $10.00 per share. No sales commission or dealer manager fee will be paid on shares sold through the dividend reinvestment plan. The

Company may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all Participants at least thirty (30) days prior to such record date. As of December 31, 2016, approximately $16,325,429 or 1,718,466 shares of common stock have been issued under the dividend reinvestment plan to date.

12. SHARE-BASED INCENTIVE PLAN

The Company maintains a restricted stock incentive plan for the purpose of attracting and retaining officers, key employees and non-employee board members. Share awards vest in equal annual instalments over a three to ten year period from date of issuance. Non-vested shares have voting rights and are eligible for any dividends paid to common shares. The Company recognized compensation cost for these fixed awards over the service vesting period, which represents the requisite service period, using the straight-line method. The value of non-vested shares was calculated based on the offering price of the shares in the most recent private placement offering of $10.00, adjusted for stock dividends since granted and assumed selling costs (currently $8.60), which management believes approximates fair market value as of the date of grant.

A summary of the activity for the Company’s restricted shares was as follows:

Outstanding shares:	Common Shares
Balance at December 31, 2015	120,360
Granted	88,768
Vested	(60,249)

Balance at December 31, 2016	148,879

The non-vested restricted shares outstanding as of December 31, 2016 will vest over the next one to ten years.

The value of non-vested restricted stock granted for the years ended December 31, 2016 and 2015 was approximately $1,280,000 and $1,036,000, respectively.

Share-based compensation expense for the years ended December 31, 2016 and 2015 was approximately $520,000 and $465,000, respectively.

13. RELATED PARTY TRANSACTIONS

The Company leases a portion of its corporate headquarters at Pacific Oaks Plaza in Escondido, California to an entity 100% owned by the Company’s Chairman and Chief Executive Officer and another related party. Total rents charged and paid by this affiliate was approximately $36,000 and $36,000 for the years ended December 31, 2016 and 2015, respectively.

14. SEGMENTS

The Company’s reportable segments consist of the three types of commercial real estate properties for which the Company’s decision-makers internally evaluate operating performance and financial results: Office/Industrial/Medical Properties, Residential and Retail Properties. The Company also has certain corporate level activities including accounting, finance, legal administration and management information systems which are not considered separate operating segments. The accounting policies of the reportable segments are the same as those described in Note 2. There is no intersegment activity.

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its segments as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, impairments and provision for bad debt) less interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, real estate acquisition fees and expenses and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate investments and to make decisions about resource allocations.

The following tables reconcile the Company’s segment activity to its results of operations and financial position as of and for the years ended December 31, 2016 and 2015, respectively.

	For the Year Ended December 31,
	2016	2015
Office/Industrial/Medical Properties:
Rental income	$25,564,763	$18,497,621
Property and related expenses	(8,747,722)	(7,170,550)

Net operating income, as defined	16,817,041	11,327,071
Residential Properties:
Rental income	2,278,832	1,521,148
Property and related expenses	(113,187)	(63,875)

Net operating income, as defined	2,165,645	1,457,273
Retail Properties:
Rental income	4,608,517	3,960,076
Property and related expenses	(1,274,436)	(1,280,726)

Net operating income, as defined	3,334,081	2,679,350
Self-Storage Properties (discontinued operations):
Rental income	—	1,052,266
Property and related expenses	—	(1,183,641)

Net operating income, as defined	—	(131,375)
Reconciliation to net loss:
Total net operating income, as defined, for reportable segments	22,316,767	15,332,319
General and administrative expenses	(5,424,479)	(5,193,888)
Depreciation and amortization	(10,256,185)	(7,784,917)
Interest expense	(13,531,337)	(10,774,660)
Interest income	85,723	150,008
Gain on sale of real estate	2,186,481	6,243,640
Impairment of real estate	(948,053)	—

Net loss	$(5,571,083)	$(2,027,498)

	December 31,	December 31,
Assets by Reportable Segment:	2016	2015
Office/Industrial/Medical Properties:
Land, buildings and improvements, net(1)	$172,309,537	$178,776,776

Total assets(2)	$175,689,722	$188,805,090

Residential Properties:
Land, buildings and improvements, net(1)	$34,813,680	$16,888,267

Total assets(2)	$35,960,179	$14,395,904

Retail Properties:
Land, buildings and improvements, net(1)	$33,398,992	$35,395,235

Total assets(2)	$35,320,092	$36,747,069

Reconciliation to Total Assets:
Total assets for reportable segments	$246,969,993	$239,948,063
Other unallocated assets:
Cash and cash equivalents	3,116,147	6,626,423
Other assets, net	7,912,937	7,699,907

Total Assets	$257,999,077	$254,274,393

(1)	Includes lease intangibles and the land purchase option related to property acquisitions.
(2)	Includes land, buildings and improvements, current receivables, deferred rent receivables and deferred leasing costs and other related intangible assets, all shown on a net basis.

Capital Expenditures by Reportable Segment

	For the Year Ended December 31,
	2016	2015
Office/Industrial/Medical Properties:
Acquisition of operating properties	$—	$59,223,876
Capital expenditures and tenant improvements	4,092,875	2,800,100
Residential Properties:
Acquisition of operating properties	23,667,535	5,720,540
Retail Properties:
Acquisition of retail properties	—	2,908,176
Capital expenditures and tenant improvements	57,338	54,839
Totals:
Acquisition of operating properties, net	23,667,535	67,852,592
Capital expenditures and tenant improvements	4,150,213	2,854,939

Total real estate investments	$27,817,748	$70,707,531

(1)	Total consolidated capital expenditures are equal to the same amounts disclosed for total reportable segments.

15. SUBSEQUENT EVENTS

On December 31, 2016, the Company’s Board of Directors declared a distribution in the amount of $0.10 per common share of common stock to stockholders of record as of the close of business on December 31, 2016. The Company paid this distribution on February 28, 2017.

On February 27, 2017, the Company sold the Rangewood Medical Building for approximately $2.2 million and paid off the related mortgage notes payable of approximately $953,000.

The Company is in escrow to sell the Shoreline Medical Building for approximately $8.2 million and the Regatta Square retail center for approximately $3.0 million. The sales are expected to close in April 2017.

NetREIT, Inc. and Subsidiaries

Schedule III—Real Estate and Accumulated Depreciation and Amortization—as of December 31, 2016

All amounts are in thousands		Initial Cost				Total Cost			(1)
Property Name/Location	Encumbrances	Land Cost	Building and Improvements	Acquisition Price	Capitalized Improvements	Land Cost	Building & Improvements	Total Cost	Accumulated Depreciation	Reserve for Impairment	NBV Real Estate	Date Acquired	Year Built/ Renovated
Garden Gateway, CO Springs, CO	6,627	3,035	12,091	15,126	1,623	3,035	13,714	16,749	5,044	—	11,705	03/07	1982
Executive Park, CO Springs, CO	4,232	1,266	8,815	10,081	494	1,266	9,309	10,575	2,451	—	8,124	07/08	2000
Pacific Oaks Plaza, Escondido, CA	1,513	980	3,868	4,848	126	980	3,994	4,974	876	—	4,098	09/08	2005
Morena Center, San Diego, CA	2,225	1,333	5,203	6,536	731	1,333	5,934	7,267	1,688	500	5,079	01/09	1987
Genesis Plaza, San Diego, CA	6,610	1,400	8,600	10,000	1,415	1,400	10,015	11,415	2,744	—	8,671	03/09	1998
Dakota Center, Fargo, ND	10,678	832	8,743	9,575	2,945	832	11,688	12,520	2,371	—	10,149	08/10	1986
Rangewood Medical, CO Springs	958	572	2,058	2,630	404	572	2,462	3,034	732	248	2,054	05/11	1982
Shoreline Medical, Half Moon Bay	3,602	1,820	4,530	6,350	22	1,820	4,552	6,372	551	—	5,821	12/11	1971/2008
Port of San Diego Complex, SD, CA	9,852	9,613	4,887	14,500	1,070	9,655	5,957	15,612	1,460	—	14,152	05/12	1980
The Presidio, CO Springs, CO	6,000	1,325	5,950	7,275	866	1,325	6,816	8,141	1,532	—	6,609	11/12	1988
Bismarck Building, Bismarck, ND	4,159	413	4,926	5,339	1,116	413	6,042	6,455	1,063	—	5,392	03/14	1976
Union Terrace, Lakewood, CO	6,559	1,717	7,708	9,425	573	1,717	8,281	9,998	1,723	—	8,275	08/14	1982
Centennial Technology Center, CO	10,077	2,025	13,475	15,500	250	2,025	13,725	15,750	1,593	—	14,157	12/14	1999
Arapahoe Service Center, CO Springs	8,500	1,420	10,430	11,850	477	1,420	10,907	12,327	1,120	—	11,207	12/14	2000
West Fargo Industrial	4,435	1,693	6,207	7,900	87	1,693	6,294	7,987	356	—	7,631	08/15	1998/2005
300 N.P.	—	135	3,715	3,850	115	135	3,830	3,965	215	—	3,750	08/15	1922
Highland Court	6,829	3,608	9,442	13,050	556	3,608	9,998	13,606	1,094	—	12,512	08/15	1984
One Park Centre	6,500	1,206	7,944	9,150	166	1,206	8,110	9,316	801	—	8,515	08/15	1983
Shea Center II	17,727	2,214	23,747	25,961	143	2,214	23,890	26,104	1,695	—	24,409	12/15	2000
Total Office/Industrial properties	$117,083	$36,607	$152,339	$188,946	$13,179	$36,649	$165,518	$202,167	$29,109	$748	$172,310
World Plaza , San Bernardino, CA	—	1,698	6,232	7,930	702	1,698	6,934	8,632	2,179	700	5,753	09/07	1974
Regatta Square, Denver, CO	1,151	811	1,369	2,180	76	811	1,445	2,256	420	—	1,836	10/07	1996
Waterman Plaza, San Bernardino, CA	3,939	2,350	4,814	7,164	66	2,380	4,880	7,260	1,208	300	5,752	08/08	2008
Yucca Retail Ctr, Yucca Valley, CA	6,000	2,386	5,175	7,561	749	2,386	5,924	8,310	1,573	—	6,737	9/11, 5/12	1978
Union Town Center, CO Springs, CO	8,440	1,750	9,462	11,212	152	1,750	9,614	11,364	820	—	10,544	12/14	2003
Research	1,956	408	2,442	2,850	58	408	2,500	2,908	131	—	2,777	8/15	2003
Total Retail properties	$21,486	$9,403	$29,494	$38,897	$1,803	$9,433	$31,297	$40,730	$6,331	$1,000	$33,399
Model Homes-NDMHR, LP	7,604	1,902	11,064	12,966	—	1,902	11,063	12,965	466	—	12,499	2010-2016	2010-2016
Model Homes-DMH LP #201	250	63	460	523	—	63	460	523	51	—	472	2012-2014	2012-2014
Model Homes-DMH LP #202	4,456	1,023	6,304	7,327	—	1,023	6,304	7,327	188	—	7,139	2014-2016	2014-2016
Model Homes-DMH LP #203	4,540	1,005	5,636	6,641		1,005	5,636	6,641	56		6,585	2016	2016
Model Homes-NTMH LLC	5,410	1,199	7,029	8,228	—	1,199	7,029	8,228	110	—	8,118	2016	2016
Total Model Home properties	22,260	5,192	30,493	35,685	—	5,192	30,492	35,684	871	—	34,813
CONSOLIDATED TOTALS:	$160,829	$51,202	$212,326	$263,528	$14,982	$51,274	$227,307	$278,581	$36,311	$1,748	$240,522

(1)	Depreciation is computed on a straight-line basis using useful lives up to 39 years.

NetREIT, Inc. and Subsidiaries

Schedule III—Real Estate and Accumulated Depreciation and Amortization (continued)—as of

December 31, 2016

	For the Year Ended December 31,
	2016	2015
Real estate
Balance at the beginning of the year	$261,047,651	$224,730,052
Acquisitions	23,667,535	68,482,972
Improvements	4,150,213	2,854,939
Impairments	(948,053)	—
Dispositions of real estate	(11,083,652)	(35,020,312)

Balance at the end of the year	$276,833,694	$261,047,651

Accumulated depreciation and amortization
Balance at the beginning of the year	$(29,961,472)	$(26,540,852)
Depreciation and amortization expense	(10,256,185)	(7,784,917)
Dispositions of real estate	3,906,172	4,364,297

Balance at the end of the year	$(36,311,485)	$(29,961,472)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

NetREIT, Inc.

We have audited the accompanying statement of revenues over certain operating expenses for the year ended December 31, 2014 of Highlands Ranch Shea Center II (the “Property”) and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues over certain operating expenses described in Note 2 of Highlands Ranch Shea Center II for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As described in Note 2, the statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the revenues and expenses of Highlands Ranch Shea Center II. Our opinion is not modified with respect to this matter.

/s/ Squar Milner LLP

Newport Beach, California

March 10, 2016

HIGHLANDS RANCH SHEA CENTER II

STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
	(unaudited)
Revenues:
Rental income	$1,440,849	$1,758,985
Tenant reimbursements	850,667	992,647
Fee and other income	12,848	9,785

Total revenues	2,304,364	2,761,417

Expenses:
Repairs and maintenance	325,349	447,199
Utilities	203,890	355,893
Taxes and insurance	290,852	317,756

Total costs and expenses	820,091	1,120,848

Revenue over certain operating expenses	$1,484,273	$1,640,569

HIGHLANDS RANCH SHEA CENTER II

NOTES TO STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

For the Year Ended December 31, 2014

and the Nine Months Ended September 30, 2015 (unaudited)

1. DESCRIPTION OF REAL ESTATE PROPERTY

On December 24, 2015, NetREIT, Inc., a Maryland corporation (the “Company”), completed the acquisition of Highlands Ranch Shea Center II located at 1805 Shea Center Drive, Highlands Ranch, Colorado (“Property”) for a purchase price of $25,325,000 from Highlands Ranch Shea Center II, LLC, an unaffiliated Colorado limited liability company. The Property consists of one office building with 121,399 rentable square feet.

2. BASIS OF PRESENTATION

The accompanying statements of revenues over certain operating expenses have been prepared to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”).

The Highlands Ranch Shea Center II is not a legal entity and the accompanying statements of revenues over certain operating expenses are not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded that may not be comparable to the revenues and expenses NetREIT expects to incur in the future operations of Highlands Ranch Shea Center II. Excluded items include the previous owner’s interest expense, depreciation and amortization, and certain general and administrative costs not directly comparable to the future operations of Highlands Ranch Shea Center II.

The accompanying unaudited statement of revenues over certain operating expenses for the nine months ended September 30, 2015 has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues over certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues over certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

An audited statement of revenues over certain operating expenses is being presented for the most recent fiscal year available instead of the three most recent years based on the following factors: (i) Highlands Ranch Shea Center II was acquired from an unaffiliated party and (ii) based on due diligence of Highlands Ranch Shea Center II by NetREIT, management is not aware of any material factors relating to Highlands Ranch Shea Center II that would cause this financial information not to be indicative of future operating results.

Square footage, acreage, occupancy and other measures used to describe real estate included in these notes to the statement of revenues over certain operating expenses are presented on an unaudited basis.

3. SIGNIFICANT ACCOUNTING POLICIES

Rental Revenues

Minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, is recognized on a straight-line basis over the term of the related lease and amounts expected to be received in later years are recorded as deferred rent. The adjustment to record deferred rent decreased rental revenue by $144,000 and increased rental revenue by $23,000 for the year ended December 31, 2014 and the nine months ended September 30, 2015 (unaudited), respectively.

Use of Estimates

The preparation of financial statements, as described in Note 2 and in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

4. DESCRIPTION OF LEASING ARRANGEMENTS

As of September 30, 2015, Highlands Ranch Shea Center II was 100% leased by 14 tenants. For the year ended December 31, 2014, Highlands Ranch Shea Center II earned approximately 45% of its rental income from one tenant in the oil industry. The tenant occupies 50,393 rentable square feet, or approximately 42% of the total rentable square feet. Its lease expires on December 31, 2022.

No other tenant leases represented more than 10% of rental income for the year ended December 31, 2014.

5. FUTURE MINIMUM RENTAL COMMITMENTS

As of December 31, 2014, the future minimum rental receipts due under non-cancelable operating leases for the years ending December 31 and thereafter were as follows (in thousands):

2015	$2,304
2016	1,903
2017	1,592
2018	1,201
2019	1,021
Thereafter	2,885

$10,906

6. COMMITMENTS AND CONTINGENCIES

Tenant Lease Termination Options

Certain tenants have lease termination options built into their leases, which are subject to termination fees. In the event that a tenant does exercise its option to terminate its lease early and the terminated space is not subsequently leased or is leased at a lower rental rate, the total amount of future minimum rent received by Highlands Ranch Shea Center II will be reduced.

Environmental

Highlands Ranch Shea Center II is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Property and results of operations as of December 31, 2014.

7. SUBSEQUENT EVENTS

NetREIT evaluates subsequent events up until the date the statement of revenues over certain operating expenses is issued. The accompanying statement of revenues over certain operating expenses was issued on March 10, 2016.

Presidio Property Trust, Inc.

                Shares

Series C Common Stock

PROSPECTUS

                , 2018

Book-Running Manager

Janney Montgomery Scott

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee are estimated.

SEC registration fee		$7,997
FINRA filing fee		10,850
Nasdaq listing fee		*
Blue Sky Fees and Expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On August 4, 2014, we entered into a Preferred Stock Purchase Agreement with PFP III Sub II, LLC, an affiliate of Prime Finance Partners III, Inc. (collectively, “Prime”), with respect to the sale by us to Prime of up to 40,000 shares of our Series B Preferred Stock, $0.01 par value per share, at a purchase price of $1,000 per share. Between August 4, 2014 and December 24, 2015 Prime made investments in us totaling $35 million in cash and we issued Prime 35,000 shares of Series B Preferred Stock. The issuance of the Series B Preferred Stock was effected in reliance upon an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. No general solicitation or underwriters were involved in the issuance. A portion of the proceeds of this offering will be used to redeem the entire outstanding balance of the Series B Preferred Stock.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

We have entered into indemnification agreements with each of our executive officers and directors whereby we agree to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The following is a list of exhibits being filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1	Articles of Merger filed with the Maryland State Department of Assessments and Taxation and the California Secretary of State on August 4, 2010 (incorporated by reference to Exhibit 3.03 of the Company’s Current Report on Form 8-K filed on August 10, 2010).

3.2	Articles of Amendment and Restatement of the Articles of Incorporation, dated as of July 30, 2010 (incorporated by reference to Exhibit 3.01 of the Company’s Current Report on Form 8-K filed on August 10, 2010).

3.3	Articles Supplementary filed on August 4, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 8, 2014).

3.4*	Articles of Amendment effecting the reverse stock split.

3.5*	Articles Supplementary classifying and designating the Series C Common Stock.

3.6	Articles of Amendment of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

3.7	Second Amended and Restated Bylaws of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

4.1	Form of Series A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

4.2*	Form of Series C Common Stock Certificate.

4.3	Specimen Certificate for Series B Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed August 8, 2014).

4.4	Investor Agreement dated as of August 4, 2014 between the Company and PFP III Sub II, LLC (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 8-K filed on August 8, 2014).

5.1*	Opinion of Venable LLP regarding validity of shares registered.

8.1*	Opinion of Latham & Watkins LLP regarding certain tax matters.

10.1+	1999 Flexible Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

10.2	Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

10.3	Loan Assumption and Security Agreement, and Note Modification Agreement dated August 1, 2009 between La Jolla Bank, FSB and the Company (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on August 27, 2009).

10.4	Promissory Note dated March 14, 2004 between Monterey Palms Self Storage, LLC and La Jolla Bank, FSB (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K filed on August 27, 2009).

10.5	Loan Agreement between Jackson National Life Insurance Company and the Company (incorporated by reference to Exhibit 10.15 of the Company’s Current Report on Form 8-K filed on August 27, 2010).

10.6	Fixed Rate Promissory Note between Jackson National Life Insurance Company and the Company (incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on August 27, 2010).

10.7+	Employment Agreement for Mr. Heilbron, effective as of October 18, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

10.8+	Employment Agreement for Mr. Elsberry, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on January 24, 2011).

10.9+	Employment Agreement for Mr. Dubose, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.17 of the Company’s Current Report on Form 8-K filed on January 24, 2011).

10.10+(1)	Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers.

10.11	Agreement of Purchase & Sale between the Company and Mullrock 3 Murphy Canyon, LLC, dated as of July 12, 2010 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on August 13, 2010).

10.12	Purchase & Sale Agreement and Joint Escrow Instructions to acquire Dakota Bank Building dated January 31, 2011 between Dakota Bank Building Limited Partnership and the Company (incorporated by reference to Exhibit 10.18 of the Company’s Current Report on Form 8-K filed on February 3, 2011).

10.13	Promissory Note—Dakota Bank Buildings dated May 26, 2011 between NetREIT Broadway, Inc. and Dougherty Funding LLC (incorporated by reference to Exhibit 10.19 of the Company’s Current Report on Form 8-K/A filed on May 31, 2011).

10.14	Mortgage, Security Agreement and Fixture Financing Statement—Dakota Bank Buildings dated May 26, 2011 between NetREIT Broadway, Inc. and Dougherty Funding LLC (incorporated by reference to Exhibit 10.20 of the Company’s Current Report on Form 8-K/A filed on May 31, 2011).

10.15	Property Contribution Agreement and Joint Escrow Instructions-Port of San Diego Complex dated September 6, 2011 between LGI Delaware, LLC and the Company (incorporated by reference to Exhibit 10.21 of the Company’s Current Report on Form 8-K filed on September 12, 2011).

10.16	First Amended and Restated NetREIT National City Partners, LP Limited Partnership Agreement dated December 8, 2011 (incorporated by reference to Exhibit 10.25 of the Company’s Current Report on Form 8-K filed on December 30, 2011).

10.17	Assumption Agreement—NetREIT National City Partners, LP dated December 19, 2007 (incorporated by reference to Exhibit 10.26 of the Company’s Current Report on Form 8-K filed on December 30, 2011).

10.18	NetREIT National City Partners LP Promissory Note dated February 27, 2013 between NetREIT National City Partners, LP and Western-Southern Life Assurance Company (incorporated by reference to Exhibit 10.31 of the Company’s Current Report on Form 8-K filed on March 5, 2013).

10.19	NetREIT National City Partners LP Deed of Trust dated February 27, 2013 between NetREIT National City Partners, LP and Western-Southern Life Assurance Company (incorporated by reference to Exhibit 10.32 of the Company’s Current Report on Form 8-K filed on March 5, 2013).

10.20	Preferred Stock Purchase Agreement dated August 4, 2014 between the Company and PFP III Sub II, LLC (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on August 8, 2014).

10.21	Purchase and Sale Agreement and Joint Escrow Instructions among NetREIT Highland, LLC, NetREIT Joshua, LLC, NetREIT Casa Grande, LP, NetREIT Sunrise, LLC, NetREIT, Inc. and Sparky’s Storage 18 (CA) LP, dated as of February 6, 2015; as amended by the First Amendment dated February 25, 2015, and the Second Amendment dated April 2, 2015 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 15, 2015).

10.22++	Purchase and Sale Agreement dated November 10, 2015 between Highlands Ranch Shea Center II, LLC and the Company (incorporated by reference to Exhibit 10.35 of the Company’s Current Report on Form 8-K filed on November 12, 2015).

10.23+(1)	Form of Restricted Stock Agreement under 1999 Flexible Incentive Plan.

10.24+	Presidio Property Trust, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

10.25+	Form of Restricted Stock Agreement under 2017 Incentive Award Plan.

10.26	Presidio Property Trust, Inc. Dividend Reinvestment Plan (to be effective upon the completion of this offering).

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Venable LLP (included in Exhibit 5.1).

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.3	Consent of Squar Milner LLP.

24.1	Power of Attorney (included on signature page).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Filed with the Company’s Registration Statement on Form S-11 on September 18, 2017
*	To be filed by amendment
+	Denotes a compensatory plan or arrangement
++	Confidential treatment requested as to a portion of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Item 37.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Escondido, State of California, on January 16, 2018.

Presidio Property Trust, Inc.

By: /s/ Jack K. Heilbron
Jack K. Heilbron Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below does hereby constitute and appoint Jack K. Heilbron and Kathryn K. Richman, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post-effective amendments to this registration statement, including a prospectus or an amended prospectus therein and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith, including all exhibits thereto, to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jack K. Heilbron Jack K. Heilbron	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	January 16, 2018

/s/ Larry G. Dubose Larry G. Dubose	Director; Chief Financial Officer and Director of NetREIT Dubose; Chief Executive Officer of Dubose Advisors; Chief Executive Officer of NetREIT Advisors	January 16, 2018

/s/ Adam Sragovicz Adam Sragovicz	Chief Financial Officer (Principal Financial Officer)	January 16, 2018

/s/ Heather L. Pittard Heather L. Pittard	Chief Accounting Officer (Principal Accounting Officer)	January 16, 2018

/s/ William H. Allen William H. Allen	Director	January 16, 2018

/s/ David T. Bruen David T. Bruen	Director	January 16, 2018

/s/ Shirley Y. Bullard Shirley Y. Bullard	Director	January 16, 2018

/s/ Kenneth W. Elsberry Kenneth W. Elsberry	Director	January 16, 2018

/s/ Sumner J. Rollings Sumner J. Rollings	Director	January 16, 2018

/s/ Thomas E. Schwartz Thomas E. Schwartz	Director	January 16, 2018